Exhibit 99.1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of June 25, 2021, is made by and among Akumin Corp., a Delaware corporation (“Purchaser”), Alliance HealthCare Services Inc., a Delaware corporation (“Company”), Thaihot Investment Company US Limited, a Delaware corporation (“Holdings”) and Thaihot Investment Co., LTD (the “Seller”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XII below.

WHEREAS Seller owns all of the issued and outstanding shares of common stock in the capital of Holdings, par value $0.01 per share (such common stock being referred to herein as the “Common Stock”, and such outstanding common shares being referred to herein as the “Shares”);

WHEREAS, the Shares and certain outstanding warrants to acquire Common Stock (the “Warrants”) will at Closing constitute all of the issued and outstanding equity interests of Holdings;

WHEREAS, subject to the terms and conditions of this Agreement, Purchaser desires to purchase from Seller, and the Seller desires to sell to Purchaser, all of the Shares;

WHEREAS, in connection with the Closing and subject to the terms and conditions of this Agreement, Seller shall cause certain affiliates to designate Holdings as their nominee to exercise their option to repurchase all of the Warrants (the “Warrant Repurchase”) pursuant to the terms of such Warrants for an aggregate payment of $25,000,000 on or prior to November 15, 2021 (the “Warrant Repurchase Amount”);

WHEREAS, following the Warrant Repurchase and the sale of the Shares to the Purchaser, the Purchaser will own 100% of all outstanding securities of Holdings; and

WHEREAS, the Purchaser has purchased the R&W Insurance Policy, a true and complete copy of which has been provided to Seller, Holdings and the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE SHARES

1.01 Basic Transaction. On and subject to the terms and conditions of this Agreement, at the Closing, Purchaser agrees to purchase from the Seller, and the Seller agrees to sell to Purchaser, all of the Shares owned by Seller for the consideration specified below.

1.02 Purchase and Sale of Shares.

(a) Estimated Purchase Price. The “Estimated Purchase Price” shall mean an aggregate amount equal to (i) $820,000,000 (“Enterprise Value”) (ii) minus Estimated Agreed Capital Lease Amount, (iii) plus the amount of Estimated Company Cash (iv) plus the amount by which Estimated Net Working Capital exceeds Target Working Capital, or minus the amount by which Target Working Capital exceeds Estimated Net Working Capital, (v) minus the outstanding amount of Estimated Company Indebtedness, and (vi) minus Estimated Seller Expenses.

(b) Purchase and Sale of Shares. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from Seller, all of the Shares for and in consideration of the Closing Payment Amount.

1.03 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ropes & Gray LLP, located at Three Embarcadero Center, San Francisco, California 94111-4006 effective at 8:00 a.m. local time on the twelfth Business Day following full satisfaction or due waiver of all of the closing conditions set forth in Article II hereof (other than those to be satisfied at the Closing, but subject to the satisfaction of those conditions), or on such other date as is mutually agreeable to Purchaser and Seller; provided, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article II, the parties shall not be required to effect the Closing until the earlier of (a) a date prior to or during the Marketing Period specified by the Purchaser on no less than five (5) Business Days’ prior written notice to the Seller and the Company, and (b) the fourth Business Day following the final day of the Marketing Period (the day on which the Closing takes place, the “Closing Date”). The date and time of the Closing are referred to herein as the “Closing Date.” The Closing may take place by conference call and electronic (i.e., email/pdf) delivery. Subject to the provisions of Article X, the failure of any party to consummate the Closing on the date and time determined pursuant to this Section 1.03 shall not result in the termination of this Agreement and shall not relieve such party of any obligation under this Agreement.

1.04 The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties hereto shall consummate the following transactions (the “Closing Transactions”) on the Closing Date:

(a) Seller shall deliver to Purchaser evidence satisfactory to Purchaser that either (i) Purchaser or its nominee(s) have been entered upon the books of Holdings as the sole holder of the Shares or (ii) Seller shall have appointed Purchaser as its attorney in fact to effectuate the transfer of Shares.

(b) Purchaser shall deliver to Seller an amount in cash equal to the Closing Payment Amount (less the Closing Share Consideration Amount) by wire transfer of immediately available funds to the account designated by Seller (which account(s) shall be designated to Purchaser in writing at least two Business Days before the Closing Date).

(c) Purchaser shall cause to be issued to as to Seller the number of Purchaser Parent Common Shares equal to the Closing Share Consideration.

(d) In accordance with payoff letters delivered to Purchaser by the Company, Purchaser shall pay, or cause to be paid, all amounts necessary to discharge fully the then outstanding balance (if any) of all of the Estimated Company Indebtedness, to the account(s) designated by the holders of such Estimated Company Indebtedness (which account(s) shall be designated to Purchaser in writing at least two Business Days before the Closing Date), following which the Company shall make arrangements reasonably satisfactory to Purchaser for such holders of Company Indebtedness to deliver all related Lien releases to Purchaser as soon as practicable after the Closing.

(e) Purchaser shall pay, or cause to be paid, on behalf of the Company and its Subsidiaries, the portion of the Estimated Seller Expenses payable at Closing, by wire transfer of immediately available funds, in accordance with instructions delivered by Seller in writing three Business Days prior to Closing.

(f) Seller shall deliver to Purchaser an assignment agreement in the form attached hereto as Exhibit E, duly executed by Seller and its Affiliates, evidencing the designation by Seller and its Affiliates of Holdings as their nominee entitled to exercise the Warrant Repurchase and including a form letter of transmittal to be provided to the holders of the Warrants setting forth deemed releases by the holders of the Warrants in favor of each of the Company, Holdings and the Purchaser from any obligation or liability in respect of the Warrants from and after the consummation of the Warrant Repurchase.

(g) Purchaser and Seller shall make such other deliveries as are required by Article II hereof (other than the delivery of such items which have been duly waived).

1.05 Purchase Price Adjustments.

(a) At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser a good faith estimate, as of the Measurement Time, of the Agreed Capital Lease Amount (the “Estimated Agreed Capital Lease Amount”), the Net Working Capital (the “Estimated Net Working Capital”), Company Indebtedness (the “Estimated Company Indebtedness”), Company Cash ( the “Estimated Company Cash”), the Seller Expenses (the “Estimated Seller Expenses”) and the resulting calculation of the Estimated Purchase Price as set forth in Section 1.02. The Estimated Purchase Price shall be prepared using the accounting principles set forth on the Statement of Accounting Principles attached as Exhibit C hereto. The Estimated Purchase Price and its components shall be delivered to the Purchaser at least three (3) Business Days prior to the Closing Date and the Purchaser will have the right to review and provide comments on calculation of the Estimated Purchase Price and the Company and Seller shall consider such comments in good faith.

(b) As promptly as possible, but in any event within 120 days after the Closing Date, Purchaser will deliver to Seller (i) a consolidated balance sheet of the Company and its Subsidiaries as of the Measurement Time (the “Closing Balance Sheet”) and (ii) a statement showing Purchaser’s calculation of the Agreed Capital Lease Amount, Net Working Capital, Company Cash, Company Indebtedness and the Seller Expenses (together with the Closing Balance Sheet, the “Preliminary Closing Statement”). The Closing Balance Sheet shall be prepared using the accounting principles set forth on the Statement of Accounting Principles attached as Exhibit C hereto. After delivery of the Preliminary Closing Statement, Purchaser shall give Seller and its accountants and representatives reasonable access within normal working hours to review Purchaser’s, the Company’s and its Subsidiaries’ books and records and work papers related to the preparation of the Preliminary Closing Statement. Seller and its accountants and representatives may make inquiries of Purchaser and its Subsidiaries and their respective accountants regarding questions concerning or disagreements with the Preliminary Closing Statement arising in the course of its review thereof, and Purchaser shall use its, and shall cause its Subsidiaries to use their, commercially reasonable efforts to cause any such accountants to cooperate with and promptly respond to such inquiries. If, after using commercially reasonable efforts to review such books and records and work papers and to make such inquiries, Seller has any good faith objections to the Preliminary Closing Statement, Seller shall deliver to Purchaser a statement setting forth its good faith objections thereto (an “Objections Statement”). If an Objections Statement is not delivered to Purchaser within forty-five (45) days after delivery of the Preliminary Closing Statement, the Preliminary Closing Statement shall be final, binding and non- appealable by the parties hereto. Seller and Purchaser shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement, Seller and Purchaser shall submit such dispute to Deloitte LLP or such other mutually acceptable dispute resolution firm (the “Dispute Resolution Firm”). Any further submissions to the Dispute Resolution Firm must be written and delivered to each party to the dispute. The Dispute Resolution Firm shall consider only those items and amounts which are identified in the Objections Statement as being items which Seller and Purchaser are unable to resolve, and the Dispute Resolution Firm shall not be authorized or permitted to resolve any such items by making an adjustment that is outside of the range defined by amounts proposed in the Preliminary Closing Statement or Objections Statement, as applicable. The Dispute Resolution Firm’s determination will be based solely on the definitions of Agreed Capital Lease Amount, Net Working Capital, Company Cash, Company Indebtedness and Seller Expenses, as applicable, contained in this Agreement and in the Statement of Accounting Principles attached hereto as Exhibit C. Seller and Purchaser shall use their commercially reasonable efforts to cause the Dispute Resolution Firm to resolve all disagreements as soon as practicable and in any event within 60 days after the submission of any dispute. Further, the Dispute Resolution Firm’s determination shall be based solely on the submissions by Purchaser and Seller which are in accordance with the terms and procedures set forth in this Agreement and the Statement of Accounting Principles attached hereto as Exhibit C (i.e., not on the basis of an independent review). The resolution of the dispute by the Dispute Resolution Firm shall be final, binding and non-appealable on the parties hereto. The costs and expenses of the Dispute Resolution Firm shall be allocated based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party in the presentation to the Dispute Resolution Firm. For example, if Seller submits an Objections Statement for $1,000, and if Purchaser contests only $500 of the amount claimed by Seller, and if the Dispute Resolution Firm ultimately resolves the dispute by awarding the Seller $300 of the $500 contested, then the costs and expenses of the Dispute Resolution Firm will be allocated 60% (i.e. 300/500) to Purchaser and 40% (i.e., 200/500) to the Seller.

For purposes hereof, “Final Purchase Price” shall mean an aggregate amount equal to the Estimated Purchase Price: (i) plus the amount by which Net Working Capital exceeds Estimated Net Working Capital, or minus the amount by which Estimated Net Working Capital exceeds Net Working Capital, (ii) plus the amount by which the Estimated Agreed Capital Lease Amount exceeds Agreed Capital Lease Amount, or minus the amount by which Agreed Capital Lease Amount exceeds Estimated Agreed Capital Lease Amount, (iii) plus the amount by which Estimated Company Indebtedness exceeds Company Indebtedness, or minus the amount by which Company Indebtedness exceeds Estimated Company Indebtedness, (iv) plus the amount by which Company Cash exceeds Estimated Company Cash exceeds or minus the amount by which Estimated Company Cash exceeds Company Cash and (v) plus the amount by which Estimated Seller Expenses exceeds Seller Expenses, or minus the amount by which Seller Expenses exceeds Estimated Seller Expenses, in each case, as finally determined pursuant to this Section 1.05(b), as applicable.

(c) Post-Closing Adjustment Payment.

(i) If the Final Purchase Price is greater than the Estimated Purchase Price (the “Positive Adjustment Amount”), Purchaser shall promptly (but in any event within five Business Days after the determination of the Final Purchase Price) pay to the Seller in cash, by wire transfer of immediately available funds to an account or accounts designated by the Seller, the Positive Adjustment Amount.

(ii) If the Final Purchase Price is less than the Estimated Purchase Price (the “Negative Adjustment Amount”), the Seller shall promptly (but in any event within five Business Days after the determination of the Final Purchase Price) pay the Purchaser in cash, by wire transfer of immediately available funds to an account or accounts designated by the Purchaser, the Negative Adjustment Amount.

1.06 Withholding Rights. Purchaser or its designee and the Company and its Subsidiaries shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as such Person is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law; provided, that, other than withholding with respect to (i) compensatory payments to current or former employees of Holdings or its Subsidiaries or (ii) as a result of the failure of Holdings to deliver the certification described in Section

11.01(d), if Purchaser or its designee determines that an amount is required to be deducted and withheld, at least three Business Days prior to the date the applicable payment is scheduled to be made, Purchaser shall provide such Seller with written notice of the intent to deduct and withhold and provide the recipient of such payment a reasonable opportunity for such recipient to provide forms or other evidence that would exempt such amounts from withholding. To the extent that amounts are so withheld and timely paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. Notwithstanding anything to the contrary herein, any compensatory amounts subject to payroll reporting and withholding that are payable pursuant to this Agreement shall be payable in accordance with the applicable payroll procedures of the Company.

ARTICLE II

CONDITIONS TO CLOSING

2.01 Conditions to Purchaser’s Obligations. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Purchaser in writing) of the following conditions as of the Bringdown Date (expect for those conditions specified to be satisfied as of the Closing Date which shall be subject to satisfaction or waiver as of the Closing Date):

(a) the representations and warranties of Holdings, Company and Seller contained in this Agreement that are qualified by materiality (including, without limitation, by a Material Adverse Effect qualifier) will be true and correct in all respects, and the other representations and warranties of Holdings, Company and Seller contained in this Agreement will be true and correct in all material respects, at and as of the Bringdown Date, as if made on the Bringdown Date and the Bringdown Date were substituted for the date of this Agreement throughout such representations and warranties, except in each case (i) to the extent that the failure of such representations and warranties to be true and correct has not caused a Material Adverse Effect, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that address matters as of any other particular date (in which case, such representations and warranties shall have been true and correct as of such particular date, except to the extent that the failure of such representations and warranties to have been true and correct as of such particular date has not caused a Material Adverse Effect); provided, however, that the Seller Group Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies).

(b) Seller, Holdings and Company shall have performed in all material respects the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c) (i) any waiting period (and any extensions thereof) applicable to consummation of the transactions contemplated herein under the HSR Act, any foreign antitrust, competition or pre-merger notification Laws and any agreement with any Governmental Authority not to consummate the transaction shall have expired or been terminated, and (ii) all other foreign antitrust, competition, trade, pre-merger notification or other regulatory approvals as may be required to consummate the transactions contemplated herein shall have been made or obtained, as applicable;

(d) (i) no statute, rule, regulation, judgment, decree or order shall have been entered which would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded, and (ii) no Governmental Authority of competent jurisdiction shall have instituted any proceeding (which remains pending at what would otherwise be the Bringdown Date) seeking to enjoin, restrain or otherwise prohibit consummation of the transactions contemplated by this Agreement;

(e) since the date hereof and prior to the Bringdown Date, no change, event, occurrence, fact, state of facts, development or effect shall have occurred that, individually or in the aggregate with one or more other events, circumstances or changes, has had or would reasonably be expected to have, a Material Adverse Effect;

(f) evidence of approval by the Toronto Stock Exchange and the NASDAQ Capital Market for the listing of the Closing Share Consideration, to the extent applicable, subject to the satisfaction of customary conditions;

(g) (i) the Company shall have delivered to Purchaser a certificate of the Company in the form set forth in Exhibit A-1, dated as of the Closing Date, stating that the conditions specified in subsections (a) and (e) above have been satisfied as of the Bringdown Date and the conditions specified in subsection (b) above has been satisfied as of the Closing Date, and (ii) the Seller shall have delivered to the Purchaser a certificate in the form set forth in Exhibit A-2, dated as of the Closing Date, stating that the conditions specified in subsections (a) and (e) above have been satisfied as of the Bringdown Date and that the conditions specified in subsection (b) above has been satisfied as of the Closing Date;

(h) Holdings and Company shall have delivered to the Purchaser a good standing certificate for each of Holdings, Company and each of Company’s domestic Subsidiaries issued by the applicable Governmental Authority in the jurisdiction of its incorporation or formation dated within five Business Days of the Closing Date;

(i) Seller and the Company shall have each delivered to Purchaser a certificate of the Secretary (or other authorized person) of such party, dated as of the Closing Date, certifying: (i) the governing documents of such party in effect immediately prior to the Closing, and (ii) true and correct copies of the resolutions of the governing body of such party authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

(j) Holdings and Company shall have delivered to the Purchaser each of the consents and approvals set forth on Schedule 2.01(j) attached hereto;

(k) Seller shall have executed and delivered signatures to the Tahoe-Akumin Letter Agreement to Purchaser;

(l) Seller shall have delivered to Purchaser an assignment agreement in the form attached hereto as Exhibit E, evidencing the designation by Seller and its Affiliates of Holdings as their nominee entitled to exercise the Warrant Repurchase and including a form letter of transmittal to be provided to the holder of the Warrants setting forth deemed releases by the holders of the Warrants in favor of each of the Company, Holdings and the Purchaser from any obligation or liability in respect of the Warrants from and after the consummation of the Warrant Repurchase;

(m) Seller shall have delivered to Purchaser documentation of the sale of the remainder of the interventional business carried out by the Company with no residual liability or obligations remaining with the Company or Holdings, other than de minimis amounts;

(n) Holdings and Company shall have delivered the payoff letters from the all of the holders of Company Indebtedness set forth on Schedule 2.01(n) attached hereto;

(o) Seller shall have executed and delivered signatures to a restrictive covenant agreement in the form set forth in Exhibit F (the “Restrictive Covenant Agreement”) to Purchaser; and

(p) Seller shall have cleared any Personal Information Forms or similar requirements of the Toronto Stock Exchange and the NASDAQ Capital Market in respect of itself.

If the Closing occurs, all closing conditions set forth in this Section 2.01 which have not been fully satisfied as of the Closing shall be deemed to have been waived by Purchaser.

2.02 Conditions to Holdings, Company’s and Seller’ Obligations. The obligations of Holdings, Company and Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions as of the Bringdown Date (expect for those conditions specified to be satisfied as of the Closing Date which shall be subject to satisfaction or waiver as of the Closing Date):

(a) the representations and warranties of Purchaser contained in this Agreement that are qualified by materiality (including, without limitation, by a Material Adverse Effect qualifier) will be true and correct in all respects, and the other representations and warranties of the Purchaser contained in this Agreement will be true and correct in all material respects, at and as of the Bringdown Date, as if made on the Bringdown Date and the Bringdown Date were substituted for the date of this Agreement throughout such representations and warranties, except (i) to the extent that the failure of such representations and warranties to be true and correct has not caused a Material Adverse Effect, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that address matters as of any other particular date (in which case such representations and warranties shall have been true and correct as of such particular date, except to the extent that the failure of such representations and warranties to have been true and correct as of such particular date has not caused a Material Adverse Effect); provided, however, that the Purchaser Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies);

(b) Purchaser shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) (i) any waiting period (and any extensions thereof) applicable to consummation of the transactions contemplated herein under the HSR Act, any foreign antitrust, competition or pre-merger notification Laws and any agreement with any Governmental Authority not to consummate the transaction shall have expired or been terminated, and (ii) all other foreign antitrust, competition, trade, pre-merger notification or other regulatory approvals as may be required to consummate the transactions contemplated herein shall have been made or obtained, as applicable;

(d) (i) no statute, rule, regulation, judgment, decree or order shall have been entered which would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded, and (ii) no Governmental Authority of competent jurisdiction shall have instituted any proceeding (which remains pending at what would otherwise be the Bringdown Date) seeking to enjoin, restrain or otherwise prohibit consummation of the transactions contemplated by this Agreement;

(e) evidence of approval by the Toronto Stock Exchange and the NASDAQ Capital Market for the listing of the Closing Share Consideration, to the extent applicable, subject to the satisfaction of customary conditions;

(f) Purchaser shall have delivered to Holdings, Company and Seller a certificate in the form set forth as Exhibit B, dated as of the Closing Date, stating that the conditions specified in subsection(a) above has been satisfied as of the Bringdown Date and that the conditions specified in subsection (b) above has been satisfied as of the Closing Date;

(g) Purchaser shall have delivered signatures of Purchaser Parent to the Tahoe- Akumin Letter Agreement to Seller; and

(h) Purchaser shall have executed and delivered signatures to the Restrictive Covenant Agreement to Seller.

If the Closing occurs, all closing conditions set forth in this Section 2.02 which have not been fully satisfied as of the Closing shall be deemed to have been waived by Holdings, Company and Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

The Company and the Seller jointly and severally represent and warrant to Purchaser that the statements in this Article III are correct and complete as of the date of this Agreement, except as set forth herein or in the schedules accompanying this Agreement (a “Schedule”, and, collectively, the “Disclosure Schedules”).

3.01 Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and the Company has all requisite corporate power and authority and all Permits necessary to own and operate its properties and to carry on its businesses as now conducted, except where the failure to hold such Permits would not be material to the Business. The Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except in each such case where the failure to be so qualified would not be material to the Business.

3.02 Subsidiaries and Joint Venture Entities. Set forth on Schedule 3.02 is a list of each Subsidiary and Joint Venture Entity of the Company, together with its country or state of incorporation or formation and a list of each country or state in which it is qualified to do business. Except as set forth on Schedule 3.02, no Operational Company owns or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity. Each of the Subsidiaries and Joint Venture Entities is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate, or other legal entity, as the case may be, power and authority and all Permits necessary to own its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except in each such case where the failure to hold such Permits or to be so qualified would not be material to the Business.

3.03 Authorization; No Breach; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. The Company has all requisite power and authority and full legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. Except (i) as set forth on Schedule 3.03 or (ii) where the failure of any of the following to be true would not be material to the Business, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby do not conflict with or result in any breach of, constitute a default under, give rise to any right of termination, cancellation or acceleration under, result in a violation of, result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries under, or require any authorization, consent, approval, exemption or other action by or notice to any court or other Governmental Authority under, the provisions of the Company’s or any of its Subsidiaries’ operating agreement, certificate or articles of incorporation or bylaws (or equivalent organizational documents) or any contract, indenture, mortgage, lease, loan agreement or similar other agreement or instrument to which the Company or any of its Subsidiaries is bound, or any Law, judgment or decree to which the Company or any of its Subsidiaries is subject. Assuming that this Agreement is a valid and binding obligation of the other parties hereto, this Agreement constitutes a valid and binding obligation of the Company and the Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

3.04 No Defaults or Conflicts. Except as set forth on Schedule 3.04, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company and performance by the Company of its obligations hereunder do not (a) contravene or conflict with, or result in any violation or breach of, the organizational documents of any Operational Company; (b) contravene or conflict with, require consent or notice under, or result in any violation or breach of any of the terms or provisions of, or constitute or give rise to (i) a breach, (ii) a default (with or without notice or lapse of time or both), (iii) the right of termination, consent, cancellation, acceleration or adverse modification of any party or (iv) the payment of any penalty, fee or other amount under any lease or Material Contract; or (c) assuming that all Governmental Consents in Section 3.14 have been obtained or made, result in any violation or breach of any existing applicable Law of any Governmental Authority having jurisdiction over any Operational Company or any of their properties; provided, however, that no representation or warranty is made in the foregoing clauses (b) or (c) with respect to matters that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.05 Capitalization. The entire authorized capital stock (or, where applicable, other equity interests) of each Operational Company is as set forth on Schedule 3.05. All of the outstanding equity interests of the Operational Companies are held of record by the Persons in the respective amounts set forth on Schedule 3.05. All of the outstanding shares of capital stock (or, where applicable, other equity interests) of the Company have been duly authorized, validly issued and are fully paid and non-assessable. Seller is the record owner of the Shares and owns such Shares free and clear of all Liens other than restrictions imposed by state and federal securities Laws. No share certificates are or have ever been issued in respect of the Shares. Except as set forth in Schedule 3.05, the Company does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company or any of its Subsidiaries, and upon completion of the Warrant Repurchase and the sale of the Shares to the Purchaser, the Purchaser will own 100% of all outstanding securities of Holdings, and all stock appreciation rights shall cease. Except as set forth in Schedule 3.05, there are no outstanding (a) shares of capital stock or other equity interests or voting securities of the Company or any of its Subsidiaries, (b) securities convertible or exchangeable into equity interests of the Company or any of its Subsidiaries, (c) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contractual Obligations that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem equity interests of the Company or any of its Subsidiaries, (d) unit appreciation, phantom equity, profit participation or similar rights with respect to the Company, (e) contracts or other agreements to issue the foregoing, or (f) proxies, voting agreements or voting trusts or other voting arrangements with respect to any capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries.

3.06 Financial Statements.

(a) Schedule 3.06(a) consists of the Company’s, its Subsidiaries’, and the Joint Venture Entities’ (i) audited consolidated balance sheet as of December 31, 2020 and 2019, and statement of income and cash flows for the years ended December 31, 2020, 2019 and 2018 and (ii) unaudited consolidated balance sheet as of March 31, 2021 (the “Latest Balance Sheet”), and statements of operations and cash flows for the three-month period then ended (together with the Latest Balance Sheet, the “Financial Statements”). Except as set forth on Schedule 3.06(a), the Financial Statements have been prepared in all material respects in accordance with GAAP and consistently applied throughout the periods indicated (except as may be indicated in the notes thereto), and present fairly in all material respects the financial condition and results of operations of the Company, its Subsidiaries and the Joint Venture Entities (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments as disclosed in Schedule 3.06(a).

(b) Except as disclosed in Schedule 3.06(a), the Operational Companies have no liabilities, except (i) liabilities set forth on the Latest Balance Sheet, (ii) liabilities that were incurred after the date of the Latest Balance Sheet in the ordinary course of business, (iii) liabilities not required by GAAP to be reflected on the face of a consolidated balance sheet of the Company and its Subsidiaries, (iv) liabilities arising under the executory portion of any Contractual Obligation and (v) liabilities specifically disclosed in the Disclosure Schedules attached to this Agreement.

(c) The Company and its Subsidiaries have no liabilities in respect of Indebtedness or in respect of a guarantee of any Indebtedness, except as set forth on Schedule 3.06(c).

3.07 No Material Adverse Effect. Since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect.

3.08 Absence of Certain Developments. Except as set forth on the attached Schedule 3.08 and except as contemplated by this Agreement, otherwise in the ordinary course of business, or in connection with any COVID-19 Actions, since the date of the Latest Balance Sheet, no Operational Company has:

(a) borrowed any amount or incurred or become subject to any material liabilities (other than liabilities (excluding debt for borrowed money) incurred in the ordinary course of business, liabilities (excluding debt for borrowed money) under Contractual Obligations entered into in the ordinary course of business or disclosed on the Disclosure Schedules and borrowings from banks (or similar financial institutions) necessary to meet ordinary course working capital requirements);

(b) mortgaged, pledged or subjected to any lien, charge or other encumbrance, any material portion of its assets, except Permitted Liens;

(c) sold, assigned or transferred any portion of its tangible assets, except immaterial tangible assets in the ordinary course of business;

(d) sold, assigned or transferred any Intellectual Property owned by the Company or its Subsidiaries, except immaterial Intellectual Property in the ordinary course of business;

(e) issued, sold or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;

(f) made any capital investment in, or any loan to, any other Person (other than a Subsidiary of the Company), except in the ordinary course of business;

(g) made any acquisitions of or other investments in any other Person (other than a Subsidiary of the Company);

(h) declared, set aside, or paid any dividend or made any non-cash distribution with respect to its capital stock or redeemed, purchased, or otherwise acquired any of its capital stock, except for dividends or distributions made by the Company’s Subsidiaries to their respective parents in the ordinary course of business;

(i) made any material capital expenditures or commitments therefor, except (i) in the ordinary course of business and (ii) for such capital expenditures or commitments therefor that are reflected in the Company’s budget for the fiscal year ending December 31, 2021;

(j) made any material loan to, or entered into any other material transaction with, any of its directors, officers, and employees outside the ordinary course of business;

(k) suffered any extraordinary loss, whether or not covered by insurance, any material shortage or any cessation or interruption of inventory shipments, supplies or ordinary services;

(l) made any change in the rate or form of compensation or remuneration or benefits payable or to become payable to any of its shareholders, directors, officers, employees, consultants or other service providers, or to any of its Plans, which is outside the ordinary course of business, in connection with the Company’s response to the effect of COVID-19 on its operations, or was required by Law or by Contractual Obligations or the terms of any Plan;

(m) modified its governing documents or capital structure; or

(n) removed any auditor or accountant, or had any auditor or accountant resign.

3.09 Title to Properties.

(a) Except as set forth on Schedule 3.09(a), the Company and each of its Subsidiaries owns good title to, or holds pursuant to valid and enforceable leases, all of the tangible personal property shown to be owned or leased by it on the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens. All such personal property is (i) free from material defects and in good condition and repair in all material respects (ordinary wear and tear excepted) and (ii) useable in the ordinary course of business and suitable for the purposes for which they are presently used.

(b) Except as set forth on Schedule 3.09(b), none of the Company or any of its Subsidiaries owns any real property. With respect to the owned real property set forth on Schedule 3.09(b), the Company or its applicable Subsidiary referenced on Schedule 3.09(b) is the sole titleholder of record and owns good and marketable indefeasible fee simple absolute title and all equitable interest therein to such real property, together with all privileges, rights, easements, hereditaments, and appurtenances thereunto belonging, free and clear of all Liens, other than Permitted Liens and, except as set forth on Schedule 3.09(b), the Company and its Subsidiaries have not leased, licensed or otherwise granted to any Person the right to use or occupy such real property or any portion thereof. The real property demised by the leases described on Schedule 3.09(b) (the “Leased Real Property”) constitutes all of the real property leased by the Company and its Subsidiaries. Except as set forth on Schedule 3.09(b), the Leased Real Property leases are in full force and effect, and either the Company or one of its Subsidiaries holds a valid and existing leasehold interest under each such lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights Laws. The Company has delivered or made available to Purchaser complete and accurate copies of each of the leases described on Schedule 3.09(b), and none of such leases have been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered or made available to Purchaser. To the Company’s knowledge, no Operational Company is in default in any material respect under any of such leases. None of Operational Companies has received written notice of any currently pending or contemplated condemnation, expropriation or other proceeding in eminent domain that could have an adverse effect on the Leased Real Property, and to the Company’s knowledge, no such proceeding has been threatened against the Leased Real Property. None of Operational Companies has received any written notice that the current use and occupancy of the Leased Real Property violates any Law in any material respect, and to the Company’s knowledge, no such violations exist.

3.10 Tax Matters. Except as set forth on Schedule 3.10:

(a) The Purchased Companies have timely filed all U.S. federal income and other material Tax Returns which are required to be filed by them (taking into account any extensions of time to file). The information contained in such Tax Returns is correct and complete in all material respects and such Tax Returns reflect accurately all liability for Taxes of the Purchased Companies for the periods covered thereby. All U.S. federal income and other material Taxes owing by the Purchased Companies (whether or not shown on any Tax Return) have been paid within the time required by applicable Law. The Purchased Companies have provided full and adequate provision in accordance with GAAP in the Financial Statements for all material amounts of Taxes for periods to which they relate which are not yet due and payable. Since the date of the Financial Statements, no material liability in respect of material amounts of Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(b) The Purchased Companies have withheld and collected all material amounts required by applicable Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority within the time prescribed under any applicable Law.

(c) There are no pending audits, disputes or written claims received by any Purchased Company relating to Taxes with respect to such Purchased Company, which claim has not been fully settled or withdrawn.

(d) No Purchased Company has waived any statute of limitations beyond the date hereof in respect of any amount of Taxes or agreed to any extension of time beyond the date hereof with respect to any amount of Tax assessment or deficiency (other than in connection with extensions of time to file Tax Returns obtained in the ordinary course of business).

(e) Since the date of the Financial Statements, no Purchased Company has made, changed or revoked any Tax election inconsistent with past practices or adopted or changed any material method of Tax accounting, settled or compromised any liability with respect to Taxes, filed any amended Tax Return or changed any accounting period.

(f) No Purchased Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(g) No Purchased Company has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(h) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of any Purchased Company.

(i) No written claim has ever been made by an authority in a jurisdiction where a Purchased Company does not file Tax Returns that such Purchased Company is or may be subject to taxation by that jurisdiction, which claim has not been fully settled or withdrawn.

(j) No Purchased Company is a party to or bound by, or has any obligation under any Tax allocation, sharing, indemnity or similar agreement or arrangement with respect to Taxes, other than any such agreement or arrangement (i) with respect to which the sole parties are two or more Purchased Companies or (ii) that is a commercial agreement entered into in the ordinary course of business (including, for the avoidance of doubt, any lease agreement or credit agreement), the principal purpose of which is not Taxes.

(k) No Purchased Company has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Holdings or one of its Subsidiaries).

(l) No Purchased Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 (or any corresponding or similar provision of state, local, or non U.S. Tax Law) executed on or prior to the Closing,

(iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside of the ordinary course of business, (v) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (vi) ownership of “United States property” (as defined in Section 956(c) of the Code) acquired prior to the Closing by a Subsidiary of Holdings that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) or (viii) a Subsidiary of Holdings that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) having “subpart F income” (within the meaning of Section 952(a) of the Code or any similar provision of state, local or non-U.S. Tax Law) or “global intangible low-taxed income” (within the meaning of Section 951A of the Code or any similar provision of state, local or non-U.S. Tax Law) prior to the Closing outside of the ordinary course of business.

(m) No Purchased Company has claimed any Tax credit pursuant to Section 2301 of the CARES Act.

(n) No Purchased Company is a party to a gain recognition agreement under Section 367 of the Code. No Purchased Company has made an election pursuant to Section 965(h) of the Code with respect to any of its non-United States Subsidiaries.

(o) No Purchased Company is a “passive foreign investment company” as defined under Sections 1291 and 1298 of the Code.

(p) Schedule 3.10(p) lists the U.S. federal tax classification of each Purchased Company.

(q) Each Purchased Company is and has at all times been resident for Tax purposes in its place of incorporation or formation and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including any double taxation agreement).

(r) No Purchased Company has any liability for any escheat or unclaimed property obligations.

This Section 3.10 and Section 3.14 contain the sole and exclusive representations and warranties of the Purchased Companies with respect to all matters relating to Taxes and Tax Returns, and nothing in this Agreement will be construed as providing a representation or warranty with respect to the existence, amount, sufficiency, expiration date or limitations on (or availability of) any net operating loss or other Tax attribute of any Purchased Company with respect to any taxable period or portion thereof beginning after the Closing Date.

3.11 Contractual Obligations and Commitments.

(a) Except as set forth on Schedule 3.11, no Operational Company is party to any (each, a “Material Contract”):

(i) collective bargaining agreement with any labor union, works council or staff association holding representational rights with respect to employees of any of the Operational Companies;

(ii) contract for the employment of any officer, individual employee or other natural person on a full-time or consulting basis providing for fixed compensation in excess of $300,000 per annum;

(iii) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien other than a Permitted Lien on any material portion of the Operational Companies’ assets;

(iv) guaranty of any obligation for borrowed money or other material guaranty, excluding guarantees between consolidated Subsidiaries;

(v) lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $500,000;

(vi) Contractual Obligation with any Material Payor or Material Supplier;

(vii) Contractual Obligation under which any Operational Company has advanced or loaned an amount to any of their Affiliates or employees, other than in the ordinary course of business, in each case in an amount in excess of $250,000;

(viii) equity purchase, option, restricted stock, restricted stock unit or phantom equity agreement or equity-based plans;

(ix) Contractual Obligation materially prohibiting any Operational Company from competing with any Person or that materially restrict any Operational Company from engaging in any line of business or operate in any geographic location;

(x) Contractual Obligation under which an Operational Company is, or may become, obligated to pay in excess of $1,500,000 in respect of indemnification obligations, purchase price adjustment or otherwise in connection with any (i) acquisition or disposition of assets or securities, (ii) merger, consolidation or other business combination, or (iii) series or group of related transactions or events of the type specified in clauses (i) and (ii) above;

(xi) license or other agreement under which an Operational Company grants any Intellectual Property to any Person (excluding non-exclusive licenses granted in the ordinary course of business and grants to any other Operational Company);

(xii) agreements relating to any completed material business acquisition or divestiture by the Company or any of its Subsidiaries since the Look Back Date;

(xiii) settlement, conciliation or similar agreement with any Governmental Authority or any other Person;

(xiv) license agreement of any third party Intellectual Property that is material to the Business (excluding license agreements requiring an annual payment of less than $250,000 and agreements for commercial or “off-the-shelf” software or services); or

(xv) other Contractual Obligations (other than purchase orders and statements of work entered into in the ordinary course of business), including any Contractual Obligations with the same Payor, supplier, Facility or Customer, whose term exceeds one year, the performance of which involves annual payments by or to the Operational Companies of consideration in excess of $1,000,000 and which cannot be canceled by notice of 120 days or fewer.

(b) Purchaser either has been supplied with, or has been given access to, a true and correct copy of all written Contractual Obligations which are referred to on Schedule 3.11, together with all material amendments, waivers or other changes thereto.

(c) To the Company’s knowledge, no Operational Company is in default under any Contractual Obligation listed on the Schedule 3.11, except where such default would not be material to the Business. All Contractual Obligations set forth on Schedule 3.11 are valid and in full force and effect and constitute legal, valid and binding obligations of the Company or such Subsidiary, and are enforceable against the Company or such Subsidiary in accordance with their respective terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. No Operational Company has received written notice of any breach, violation or default, or any notice of any intent to terminate, not to renew or to challenge the validity or enforceability of, any contract listed on Schedule 3.11 other than terminations received in the ordinary course of business.

3.12 Intellectual Property.

(a) Schedule 3.12(a) sets forth a list of all patents, domain names, registered trademarks, registered service marks, registered copyrights, and applications for any of the foregoing, and material unregistered trademarks or service marks owned by the Company or any of its Subsidiaries. Each item required to be disclosed on Schedule 3.12(a) is (i) subsisting, and to the Company’s knowledge, valid and enforceable and (ii) not subject to any outstanding, pending or threatened order, judgment, claim, suit, action, or other proceeding (including any opposition, cancellation, interference, inter partes review, or re- examination) that challenges its legality, validity, enforceability, scope or ownership. The Operational Companies own or have adequate rights to use all Intellectual Property used in or necessary for the Business free and clear of all Liens other than Permitted Liens. Immediately following the Closing, the Company or one of its Subsidiaries will continue to so own or have adequate rights to use such Intellectual Property to the same extent as immediately prior to the Closing.

(b) Except as set forth on Schedule 3.12(b): (A) the Company or its Subsidiaries, as the case may be, own all right, title and interest in and to the Intellectual Property set forth on Schedule 3.12(a); (B) since the Look Back Date, no Operational Company has received any written notices from any third party with respect to infringement, misappropriation, or other violation of any third party Intellectual Property by the Company or any of its Subsidiaries; (C) no Operational Company is currently infringing, misappropriating, or otherwise violating the Intellectual Property of any third party; and (D) no third party is currently infringing, misappropriating, or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries, in each case except as would not reasonably be expected to cause a Material Adverse Effect.

(c) Each of the Operational Companies has taken steps reasonable under the circumstances to protect the confidentiality of their trade secrets, confidential information and confidential or other non-patented know-how (“Proprietary Information”). No disclosure of any Proprietary Information has been made in a manner that has caused the Company to lose its protection under applicable Law, except as would not reasonably be expected to cause a Material Adverse Effect.

(d) Except as set forth on Schedule 3.12(d), all employees and contractors that develop material Intellectual Property for the Operational Companies have entered into agreements pursuant to which such employees and contractors agree to protect the confidential information of the Operational Companies and assign to the Operational Companies all Intellectual Property created by such employee or contractor in the course of his, her, or its employment or other relationship with the Operational Companies.

3.13 Litigation. Except as set forth on Schedule 3.13, there are no material Actions pending or, to the Company’s knowledge, threatened in writing against any of the Operational Companies. Except as set forth on Schedule 3.13, all such pending or threatened Actions have been timely reported to the applicable insurers, and to the Company’s knowledge, each such Action is covered under the Operational Companies’ insurance policies. Schedule 3.13 sets forth a list and description of any material settlements of any Actions occurring since the Look Back Date, including any settlement resulting in any restriction on the business or operations of the Operational Companies. Except as set forth on Schedule 3.13, since the Look Back Date, no Operational Company has initiated (or threatened in writing to initiate) any Action against any Person and no such Actions are pending.

3.14 Governmental Consents, etc. Except as set forth on the attached Schedule 3.14 and ordinary course notifications that may be required to be made to upon a change of control, no material Permits, or declaration to or filing with, any Governmental Authority (collectively, “Governmental Consents”) is required in connection with any of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of any other transaction contemplated hereby.

3.15 Employee Benefit Plans.

(a) Schedule 3.15(a) lists each material Plan. A “Plan” is any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not tax-qualified and whether or not subject to ERISA and whether or not maintained in writing) and any other “pension plans” (as defined under Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “welfare plans” (as defined under Section 3(1) of ERISA), retirement, savings, disability, medical, dental, health, life, death benefit, group insurance, profit sharing, deferred compensation, stock option or other stock-based compensation, bonus, incentive, vacation pay, tuition reimbursement, severance pay, or other material employee benefit plan, trust, agreement, contract, or policy, whether any of the foregoing is funded, insured or self-funded, written or oral, maintained or contributed to by an Operational Company or an ERISA Affiliate of an Operational Company for the benefit of its employees and former employees or with respect to which such Operational Company or any ERISA Affiliate of such Operational Company is reasonably be expected to have any liability (whether or not such Plan is still maintained).

(b) With respect to each material Plan, each Operational Company has made available to Purchaser true and correct copies, as applicable, of (i) the current plan documents, amendments thereto and related current trust agreements (or insurance policies or other funding arrangements), (ii) all summary plan descriptions, including any summary material modifications and material participant communications, (iii) all material filings other than Forms 5500 with all Governmental Authorities with respect to each Plan for the past three years, (iv) the most recent Form 5500, together with applicable schedules, (v) the Forms 1094-C and 1095-C filed with respect to any health plan, (vi) the most recent favorable determination or opinion letter from the Internal Revenue Service, (vii) the nondiscrimination testing for the three most recently completed plan years, and (viii) all non-ordinary course communications with any Governmental Authority, including the Employee Plans Compliance Resolution System, Voluntary Fiduciary Correction Program or Delinquent Filer Voluntary Correction Program within the preceding three years.

(c) Each of the Plans that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), has received a favorable determination letter from the Internal Revenue Service or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype plan, and, to the Company’s knowledge, no event has occurred or condition exists that could reasonably be expected to adversely affect such qualified status. Each Plan complies in form and in operation and has been administered, maintained, and funded in all material respects in accordance with its terms and with applicable Laws. Each Plan sponsored by an Operational Company or an ERISA Affiliate that is subject to COBRA materially complies with the requirements of COBRA. The Company has provided, or has caused to be provided, timely and complete Internal Revenue Service Forms 1094-C and 1095-C to employees and the Internal Revenue Service.

(d) With respect to the Plans, all required benefits, contributions, and premiums that have become due as required by a Plan or applicable Law have been timely made or properly accrued, except where the failure to make such payments would not be material to the business of any Operational Company.

(e) There have been no nonexempt “prohibited transactions” imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) with respect to any Plan within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA that have resulted in any material Tax or penalty under ERISA or the Code being imposed on any Operational Company in the past three years. Nothing has occurred with respect to any Plan that has subjected or would reasonably be expected to subject any participant in, or beneficiary of, a Plan to a tax under Code Section 4973.

(f) No Operational Company, now or in the last six years, maintains, sponsors, contributes to or has any liability with respect to, (i) any employee benefit plan that is subject to Title IV of ERISA, (ii) any “multiemployer plan” (as such term is defined under Section 3(37) of ERISA), (iii) a multiple employer plan (as described in Section 413(c) of the Code), or (iv) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No Operational Company has ever maintained or sponsored a defined benefit plan and no liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate (or may be incurred by reason of any transaction described in Section 4069 of ERISA) that remains unsatisfied on the date hereof. No Subject Company nor any ERISA Affiliate of a Subject Company has any material liability (whether or not assessed) under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no event has occurred or condition exists that would reasonably be expected to subject the Company or any of the Company Subsidiaries to any such material liability. Except as listed on Schedule 3.15(e) or as required by the terms of any employment agreement, no Operational Company has any obligation to provide post-employment health, life or other welfare benefits other than as required under Section 4980B of the Code or any similar applicable state Law.

(g) As applicable, each Plan materially complies with the requirements of Section 409A(a)(2)(4) of the Code and all Internal Revenue Service regulations and other guidance promulgated thereunder. Each non-qualified deferred compensation plan has been administered in all material respects in compliance with Section 409A of the Code or the regulations or guidance thereunder, to the extent applicable.

(h) Except as set forth on Schedule 3.15(f), (i) no Operational Company is a party to any agreement, plan, contract or arrangement that would reasonably be expected to result, upon consummation of the transactions contemplated hereby (alone or together with any other event which standing alone, would not by itself trigger such payment), in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, and (ii) consummation of the transactions contemplated by this Agreement will not (a) constitute a stated triggering event under any Plan that by itself will result in payment to any current or former employee of any Operational Company of severance pay or any similar termination payment, or (b) accelerate the time of payment or vesting, or increase the amount of any compensation due to, or in respect of, any current or former employee of any Operational Company. No Plan provides for any gross-up, reimbursement or additional payment by reason of any Tax imposed under Section 409A or Section 4999 of the Code.

(i) There are no pending or, to the Company’s knowledge, threatened claims, lawsuits, audits or other actions against any Plan by any employee or beneficiary covered under any Plan or otherwise involving any Plan (other than routine claims for benefits). No Plan is under, and no Operational Company has received no notice of, any audit or investigation by the Internal Revenue Service, Department of Labor or any other Governmental Authority, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.

3.16 Insurance. Schedule 3.15(i) sets forth all material policies or binders of insurance covering the operations of the Operational Companies. The Company has made available to Purchaser true and accurate copies of all such policies or binders. Except as set forth on Schedule 3.15(i), to the Company’s knowledge, (a) all such policies are in full force and effect, (b) the Operational Companies have not received written notice of a material default with respect to its obligations under, or notice of cancellation or nonrenewal of, any of such policies, (c) all premiums due thereon have been paid and (d) no claim is pending regarding the Operational Companies under any such insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policies.

3.17 Compliance with Laws.

(a) To the Company’s knowledge, the Company and each of its Subsidiaries and each Joint Venture Entity is in compliance with all applicable Laws and regulations of foreign, federal, state and local governments and all agencies thereof that are necessary for the operation of the Business except to the extent where the failure to comply would not reasonably be expected to have a Material Adverse Effect.

(b) With respect to the products and services of the Company or any Joint Venture Entity sold or marketed in all applicable jurisdictions, except as set forth on Schedule 3.17(b), the Company has not received any written notice from any Governmental Authority specifically identifying any actual or alleged violation of, or failure to comply with, any applicable regulations or Laws governing the sale and marketing of the Company’s or any Joint Venture Entity’s products and services.

(c) Each Operational Company and each Joint Venture Entity has been duly granted all material Permits under all Laws necessary for the conduct of the Business by it and the ownership, use and operation of its assets. Schedule 3.17(c) describes each material Permit affecting, or relating to, the assets or the Business together with the Governmental Authority or other Person responsible for issuing such Permit. Except as disclosed on Schedule 3.17(c), (i) the Permits listed or required to be listed thereon are valid and in full force and effect and (ii) no Operational Company or Joint Venture Entity is, in any material respect, in breach or violation of, or default under, any such Permit except where such breach would not reasonably be expected to have a Material Adverse Effect. There are no Actions pending or, to the Company’s knowledge, threatened in writing, that seek the revocation, cancellation or adverse modification of any Permit. Since the Look Back Date, no Operational Company nor any Joint Venture Entity has received or been subject to any written notice, claim or assertion alleging any violations of Permits nor, to the Company’s knowledge, has any such notice, claim or assertion been threatened.

3.18 Health Care Compliance.

(a) Each Operational Company, and each Joint Venture Entity, is operating and, at all times since the Health Care Look Back Date, have operated, in compliance in all material respects with all applicable Health Care Laws. To the Company’s knowledge, none of the Operational Companies, nor any of the Joint Venture Entities, nor any of their respective officers, managers, employees or Providers (as defined below) who have been employed or engaged to provide professional or administrative services on behalf of any Joint Venture Entity, Operational Company, or, to the Company’s knowledge, their respective Customers are in violation of or being investigated for material violation of any Health Care Laws by which such Person is bound or to which any business activity or professional services performed by such Person for any Operational Company (including services provided to other Persons but arranged by an Operational Company or Joint Venture Entity) is subject. There are no material restrictions imposed by any Governmental Authority upon the business, activities or services of any Operational Company or Joint Venture Entity, other than those generally applicable to companies that provide similar services to those provided by the Operational Companies and Joint Venture Entities. Each health care professional who requires a license to perform healthcare services and who is employed or otherwise retained by any Operational Company or Joint Venture Entity (each, a “Provider”) has in good standing all Permits required for such Person to perform such Person’s duties for such Operational Company (including services provided to other Persons but arranged by an Operational Company) or Joint Venture Entity and for the Company and its Subsidiaries or their Customers, as applicable, to obtain payment or reimbursement from patients, Third Party Payors and related fiscal intermediaries with respect to the services provided by such Provider on behalf of any Joint Venture Entity, Operational Company or any of their respective Customers and are duly enrolled and credentialed with each Third Party Payor that requires such enrollment or credentialing for claims submitted by any Joint Venture Entity, Operational Company or their respective Customers.

(b) Schedule 3.18 lists all National Provider Identifiers and provider numbers for each Operational Company and Joint Venture Entity that participates in any Federal Health Care Program. Each Operational Company and Joint Venture Entity that participates in any Federal Health Care Program is qualified to participate in such Federal Health Care Program and is duly enrolled and certified in such Federal Health Care Program as a provider or supplier of health care items at every location at which such Person is providing or supplying health care items that are billed in the name and under the National Provider Identifier and provider number of such Person. Each Operational Company and Joint Venture Entity is operating, and at all times since the Health Care Look Back Date, has operated in compliance in all material respects with all Federal Health Care Program rules and regulations and all provisions of each Federal Health Care Program Contract to which it is party or by which it is bound. No Operational Company nor any Joint Venture Entity is party to an individual or corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services (the “OIG”) or otherwise has any continuing reporting obligations pursuant to any deferred prosecution, settlement or other agreement with any Governmental Authority. No Operational Company nor any Joint Venture Entity has made any self-disclosure to any Governmental Authority for any violation of Health Care Laws, including any voluntary disclosure to OIG pursuant to the OIG’s self-disclosure protocol. There is no litigation or proceeding (at law or in equity) pending or, to the Company’s knowledge threatened, and there is no inquiry or investigation pending or to the Company’s knowledge threatened, in each case, with respect to the termination or suspension of the participation by any Operational Company or Joint Venture Entity in any Federal Health Care Program because of alleged violations of, or noncompliance with, applicable Federal Health Care Program regulations or other participation requirements.

(c) Since the Health Care Look Back Date, no Operational Company or Joint Venture Entity is or ever has been (i) debarred, excluded or suspended from participating in any Federal Health Care Program, (ii) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act, or (iii) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs.

(d) Since the Health Care Look Back Date, none of the current directors, managers, officers or employees or, to the Company’s knowledge, independent contractors of the Operational Companies or Joint Venture Entities is or, to the Company’s knowledge has been (i) debarred, excluded or suspended from participating in any Federal Health Care Program, (ii) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act, sanctioned, indicted or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Federal Health Care Program requirement or Health Care Law, (iii) listed on the General Services Administrative published list of parties excluded from federal procurement programs and non-procurement programs, or (iv) designated a Specially Designated National or Blocked Person by the Office of Foreign Asset Control of the U.S. Department of Treasury.

(e) Since the Health Care Look Back Date, the Operational Companies and Joint Venture Entities have (i) timely filed all material reports and billings required to be filed with respect to each patient or Third Party Payor, all of which were prepared in compliance in all material respects with all applicable Laws governing reimbursement and claims and the payment policies of the applicable patient or Third Party Payor, (ii) paid all known and undisputed refunds, overpayments, discounts and adjustments due with respect to any such report or billing, and there is no pending or, to the Company’s knowledge, threatened appeal, adjustment, challenge, audit (including written notice of an intent to audit), inquiry or litigation by any patient or Third Party Payor with respect to the Operational Companies’ and Joint Venture Entities’ billing practices and reimbursement claims, and (iii) not been audited or otherwise examined by any patient or Third Party Payor other than in the ordinary course of business. Since the Health Care Look Back Date, all billings submitted by or on behalf of the Operational Companies, Joint Venture Entities or by the Operational Companies on behalf of their Customers were for goods actually sold and services actually performed to eligible patients in accordance with the applicable payment rates of the applicable Third Party Payor and the Operational Companies and Joint Venture Entities have sufficient documentation that is required to support such billings. Since the Health Care Look Back Date, the Operational Companies and Joint Venture Entities have collected copayments, deductibles and other patient financial responsibilities in compliance in all material respects with applicable Health Care Laws. Since the Health Care Look Back Date, the Company and its Subsidiaries and Joint Venture Entities have not been the subject of any focused reviews, Recovery Audit Contractor audits, Medicaid Integrity Program audits, Zone Program Integrity Contractor audits, or other audits with respect to any Federal Health Care Program since the Health Care Look Back Date. There is no pending, or to the knowledge of the Companies, threatened, audit or investigation by any Third Party Payor with respect to an Operational Companies’ or Joint Venture Entities’ billing practices, other than routine review and discussion regarding reimbursement claims. Since the Health Care Look Back Date, to the extent that any Operational Companies and Joint Venture Entities have identified any overpayments from any Federal Health Care Program, such Person has notified the applicable Governmental Authority and returned such overpayments when required and in compliance with applicable Health Care Laws.

(f) The Operational Companies and Joint Venture Entities have, and, at all times since the Health Care Look Back Date, have implemented a compliance program materially consistent with the compliance program guidance of the Office of the Inspector General of the United Stated Department of Health and Human Services that is reasonably designed to ensure that they are in compliance with applicable Health Care Laws. The Operational Companies have provided to the Purchaser complete and accurate copies of all such compliance program materials.

3.19 Privacy and Security.

(a) Each of the Operational Companies and Joint Venture Entities is and has been at all times in compliance with HIPAA and applicable Privacy Laws and its own policies in all material respects.

(b) Each of the Operational Companies and Joint Venture Entities has executed a current and valid “business associate agreement” (as described in 45 C.F.R. §§ 164.502(e) and 164.504(e)) with each: (x) agent or contractor of such Operational Company or Joint Venture Entities that is a “Business Associate” (as defined by 45 C.F.R. § 160.103) of such Operational Company or Joint Venture Entity; and (y) Covered Entity (as defined at 45 C.F.R. § 160.103) for which such Operational Company performs functions or activities that renders such Operational Company a Business Associate. No Operational Company nor any Joint Venture Entity nor any of their respective Business Associates has materially breached any such business associate agreement.

(c) Except as set forth on Schedule 3.19(c), no Operational Company or Joint Venture Entity has received any written or oral communication from any Governmental Authority with respect to the HIPAA or Privacy Law compliance of the such Operational Company, Joint Venture Entity or any Business Associate or agent or subcontractor of such Operational Company or Joint Venture Entity. There is no ongoing or imminently threatened litigation, or investigation or enforcement proceeding by any Governmental Authority with respect to the HIPAA or Privacy Law compliance of any Operational Company, Joint Venture Entity or any Business Associate, agent or subcontractor of any Operational Company or Joint Venture Entity.

(d) Except as set forth on Schedule 3.19(d), no Operational Company or Joint Venture Entity has experienced any: (i) breach of privacy, security or confidentiality with respect to Personal Information that required notification to affected data subjects or regulators under applicable Privacy Laws; (ii) Breach of Unsecured Protected Health Information, as “Breach” and “Unsecured Protected Health Information” are defined by HIPAA; or (iii) any Successful Security Incident.

(e) Each Operational Company and Joint Venture Entity and any payment card processers that provide services on behalf of an Operational Company or Joint Venture Entity are and have been at all times in material compliance with PCI DSS, including all applicable PCI DSS requirements, and have complied with all applicable security assessment procedures. No Operational Company or Joint Venture Entity has retained or provided any payment card data to any payment application vendor that was not Payment Application Data Security Standard listed.

(f) Since the Health Care Look Back Date, no Operational Company, Joint Venture Entity nor any of their respective directors, officers, employees, Affiliates, nor to the Company’s knowledge, agents or equityholders acting for or on behalf of an Operational Company or Joint Venture Entity has performed any of the following activities in or from a non-United States location when such activity is restricted, limited or prohibited by Law or contract: (i) store or access Protected Health Information; (ii) process or submit claims to any Payor; (iii) process or assist with preauthorization requests or appeals; or (iv) perform other administrative tasks related to the delivery of, or payment for, a healthcare item or service.

3.20 Environmental Compliance and Conditions. Except as set forth on Schedule 3.19(a):

(a) To the Company’s knowledge, the Company and its Subsidiaries and the Joint Venture Entities have obtained and possess all material permits, licenses and other authorizations required under Environmental Laws for their operations as currently conducted, except where the failure to possess such licenses, permits and authorizations would not reasonably be expected to be material to the Business.

(b) To the Company’s knowledge, the Company and its Subsidiaries and Joint Venture Entities are in compliance in all material respects with all terms and conditions of all material permits, licenses and authorizations required under Environmental Laws for their operations as currently conducted and all other Environmental Laws, except where the failure to comply would not reasonably be expected to be material to the Business.

(c) No Operational Company or Joint Venture Entity has received, since the Health Care Look Back Date, any written notice of material violations or liabilities arising under Environmental Laws, including any investigatory, remedial or corrective obligation, relating to the Company and its Subsidiaries or their facilities and arising under Environmental Laws, the subject of which is unresolved and which would reasonably be expected to be material to the Business.

3.21 Related Party Transactions. Except as set forth on Schedule 3.21, no related party of the Operational Companies, nor any officer, director, equityholder, employee or agent thereof, or any of their respective Affiliates, is or has been a party to any Contractual Obligation with the Operational Companies or the Joint Venture Entities, or receives or has received any payment or benefit from any Operational Company or the Joint Venture Entities.

3.22 Employees.

(a) Except as set forth on Schedule 3.22(a), to the Company’s knowledge, none of the executive officers or management employees of any Operational Company or Joint Venture Entity has indicated to the respective Operational Company that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement.

(b) A complete and accurate list of all of the employees of the Operational Companies (“Company Employees”), which list is current as of May 31, 2021, has been provided to Purchaser, describing for each such Company Employee: (i) the position held; (ii) whether classified as exempt or non- exempt for wage and hour purposes; (iii) date of hire; (iv) business location; (v) whether paid on a salary, hourly or commission basis; (vi) regular hourly wage, annual salary or commission rate, as applicable; and (vii) bonus potential; (viii) current estimates of the total amount of bonus, severance, and other amounts to be paid to such Company Employee at the Closing or otherwise in connection with the transactions contemplated hereby. The Company has also previously provided a complete and accurate list of all material independent contractors performing services with respect to the operation of the business of any of the Operational Companies and classified by the applicable Operational Company as other than a Company Employee or compensated other than through wages paid by the applicable Operational Company through its payroll department and reported on a Form W-2 (“Contingent Workers”), which list is current as of May 31, 2021 and includes any Contingent Worker who has performed services for the applicable Operational Company during the twelve (12) month period immediately preceding such date, and provides for each such Contingent Worker such individual’s fee or compensation arrangements with the applicable Operational Company.

(c) There are no unions, labor organizations or other persons purporting to act as exclusive bargaining representative (“Union”) of any Company Employees or Contingent Workers, in each case in respect of their employment or engagement with the Operational Companies. Further, there are no collective bargaining, Union or other employee association agreements in effect in the past three years, whether written or oral. There is no, and during the past three years there has been no, labor strike, picketing of any nature or lockout pending or, to the Company’s knowledge, threatened, against or affecting the business of any Operational Company or Joint Venture Entity. There is no, and during the past three years there has been no, material labor dispute, work stoppage, slowdown or any other material concerted interference with normal operations, pending or, to the Company’s knowledge, threatened, against or affecting the business of any Operational Company or Joint Venture Entity. No grievance brought by a Union or pursuant to a collective bargaining agreement is pending or, to the Company’s knowledge, threatened which, if adversely decided, could have a Material Adverse Effect. None of the Operational Companies has any duty to bargain with any Union representing any Company Employees or Contingent Workers with respect to the wages, hours or other terms and conditions of employment of any Company Employee or Contingent Worker. To the Company’s knowledge, there are no Union claims or demands to represent any Company Employees or Contingent Workers, there are no organizational campaigns in progress with respect to any of the Company Employees or Contingent Workers, and no question concerning representation of such individuals exists. To the Company’s knowledge, there are no work rules or practices agreed to with any Union that are binding on any Operational Company with respect to any of the operations of such Operational Company, or with respect to any Company Employee or Contingent Worker in each case in respect of their employment or engagement with the Operational Companies. None of the Operational Companies or Joint Venture Entities has engaged in any material unfair labor practice since the Look Back Date. There is no material unfair labor practice charge or complaint pending, or to the Company’s knowledge threatened against any of the Operational Companies or Joint Venture Entities.

(d) Except as set forth in Schedule 3.22(d): (i) the Operational Companies and Joint Venture Entities are in compliance in all material respects with all applicable Laws respecting labor, employment, human rights, pay equity, fair employment practices, work place safety and health, workers’ compensation, unemployment insurance, terms and conditions of employment, immigration and work authorization, classification as exempt/non-exempt for purposes of the Fair Labor Standards Act and analogous Laws, classification as independent contractors or employees, and wages and hours; (ii) none of the Operational Companies or Joint Venture Entities are delinquent in any material respect in any payments to any Company Employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such Company Employees or Contingent Workers; (iii) there are no, and since the Health Care Look Back Date, there have been no material grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, sexual or other discriminatory harassment, sexual assault, retaliation or unfair labor practices) pending or, to the Company’s knowledge, threatened against any of the Operational Companies or Joint Venture Entities before any Governmental Authority; (iv) except as would not be expected to result in material liability to the Operational Companies, none of the employment policies or practices of any Operational Company or Joint Venture Entity is currently being audited or investigated, or to the Company’s knowledge, subject to imminent audit or investigation by any Governmental Authority; (v) no Operational Company or Joint Venture Entity is, or in the last six (6) years has been, in respect of any labor or employment matters, subject to (A) any order, decree, injunction or judgment by any Governmental Authority or (B) any private settlement contract that has any outstanding obligation valued in excess of $50,000; and (vi) each Operational Company and Joint Venture Entity s in material compliance with the requirements of the Immigration Reform Control Act of 1986. Except to the extent applicable with respect to employees covered by the employment agreements listed in Schedule 3.11(a), the Company Employees are at-will and no Company Employee is subject to any contract, expressed or implied, written or oral, with any Operational Company.

(e) No Operational Company or Joint Venture Entity has, within the past three (3) years, experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the WARN Act or any similar state, local or foreign Law affecting any site of employment of any Operational Company or Joint Venture Entity or one or more facilities or operating units within any site of employment or facility of any Operational Company or Joint Venture Entity. Schedule 3.22(e) sets forth for each Company Employee who has suffered an “employment loss,” as defined in the WARN Act, with respect to any Operational Company, during the ninety (90) day period preceding the date hereof: (i) the name of such employee, (ii) the date of hire of such employee, and (iii) such employee’s last job title(s), location, and department(s).

(f) Except as set forth on Schedule 3.22(f), which is current as of May 31, 2021, during the twelve (12) months preceding such date, the Company has not implemented any employee furloughs (including any temporary or indefinite, paid or unpaid, employer-initiated reductions in work hours, leaves of absence, or otherwise involuntary separations from employment). Schedule 3.22(f), which is current as of May 31, 2021, sets forth for each employee who has been placed on furlough during the ninety (90) day period preceding such date: (i) the date of hire of such individual, (ii) the date of the furlough, and (iii) such individual’s last job title(s), location, and department(s).

(g) To the extent that any Contingent Workers are used or engaged by the any Operational Company, the applicable Operational Company has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites.

(h) All Company Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour Laws are properly classified.

(i) Except as set forth on Schedule 3.22(i): (i) no Company Employee is on a visa sponsored by any Operational Company which visa will require continued sponsorship; and (ii) no Operational Company has, within the past three (3) years, received a “no match” letter from the Social Security Administration concerning any current Company Employee or former employee. A USCIS Form I-9 has been properly prepared and retained for each Company Employee as required by Law. The Company has no knowledge that any such Form I-9 was improperly prepared or that false documentation was provided in connection with satisfying the requirements of such Form I-9.

(j) No representative of any Operational Company has made any representation, promise or guarantee to any Company Employee or Contingent Worker regarding: (i) whether the respective Operational Company intends to retain such individual; or (ii) terms and conditions on which the respective Operational Company may retain or offer to retain such individual.

(k) Except as set forth on Schedule 3.22(j), to the Company’s knowledge, there have been no workplace accidents, injuries, or exposures (including viral exposure, including without limitation COVID-19) in the last twelve (12) months involving any employee or individual independent contractor which are reasonably likely to result in, but have not yet resulted in, a claim for worker’s compensation payments or benefits in excess of $500,000, or a violation of the Occupational Health and Safety Act (OSHA) or state or local equivalent. The Company has implemented all measures required by applicable Law regarding the COVID-19 pandemic, in line with all Center for Disease Control (CDC), World Health Organization (WHO), and other federal and applicable state and local guidelines including social distancing measures, increased sanitization measures, measures to protect employee health, measures to prevent crowds, and measures to prevent unnecessary contact; and has maintained material and good faith compliance with all federal, state, and local laws, orders, and ordinances regarding, the COVID-19 pandemic, including without limitation the Families First Coronavirus Response Act (FFCRA) and the CARES Act, and any and all Shelter in Place, Stay at Home, or similar orders.

(l) Except as set forth on Schedule 3.22(l), to the Company’s knowledge, no Company Employee: (i) is party to any agreement with any prior employer that limits or purports to limit the ability of the Company Employee to compete in any line of business or with any Person or in any geographic area or during any period of time; or (ii) has any other obligations to a prior employer that is violated by the performance of the Company Employee’s duties on behalf of the applicable Operational Company.

(m) Except as set forth on Schedule 3.21(m), to the knowledge of the Company, since the Look Back Date: (i) no Company Employee or Contingent Worker has made any allegation of sexual harassment against the Company or against any Company Employee, and to the Company’s actual knowledge (without a duty to inquire among the knowledge parties’ direct reports), there are no facts or circumstances that would reasonably be expected to give rise to a claim of sexual harassment by a Company Employee or Contingent Worker against the Company or a Company Employee; and (ii) the Company has not entered into any settlement agreements related to allegations of sexual harassment made by a Company Employee or Contingent Worker.

(n) The Operational Companies (i) have withheld and reported all amounts required by Law or by contract to be withheld and reported with respect to wages, salaries and other payments to current and former Company Employees and Contingent Workers, (ii) are not liable for any arrears of any employment Taxes or any interest, fine or penalty for failure to comply with any of the foregoing, and (iii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees or former employees.

(o) Except as set forth on Schedule 3.22(o), no Operational Company has any policy, plan or program of paying severance pay or any form of severance compensation in connection with the termination of any Company Employees or the Contingent Workers.

3.23 Payors, Suppliers, and Customers.

(a) Schedule 3.23(a) sets forth a complete and accurate list, for the fiscal year ended on December 31, 2020, of (a) the top ten Payors of the Operational Companies during such period (measured by the aggregate dollar amount paid to the Operational Companies) (“Material Payor”) and (b) the ten largest suppliers of materials, products or services to the Operational Companies, taken as a whole (measured by the aggregate dollar amount purchased by the Operational Companies) during such period (“Material Supplier”). Except as disclosed on Schedule 3.23(a), no Material Payor or Material Supplier has canceled, terminated or otherwise materially altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified an Operational Company in writing of any intention to do any of the foregoing or otherwise threatened in writing to cancel, terminate or materially alter (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) its relationship with an Operational Company since the date of the Latest Balance Sheet.

(b) Schedule 3.23(a) sets forth a complete and accurate list, for the fiscal year ended on December 31, 2020, of the top ten (10) Customers of the Operational Companies during such period (measured by the aggregate dollar amount paid to the Operational Companies) (“Material Customer”).

Except as disclosed on Schedule 3.23(a), no Material Customer has canceled, terminated or otherwise materially altered its relationship (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified an Operational Company in writing of any intention to do any of the foregoing or otherwise threatened in writing to cancel, terminate or materially alter (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) its relationship with an Operational Company since the date of the Latest Balance Sheet, other than terminations received in the ordinary course of business.

3.24 Brokerage. Except for Citigroup Global Markets Inc. and SVB Leerink, no broker, finder, agent, mandatary or similar intermediary has acted on behalf of any Seller or the Company in connection with this Agreement or the transactions contemplated hereby, and neither the Seller nor the Company have taken any action that would cause the Purchaser to become liable to any claim or demand for a brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated by this Agreement.

3.25 COVID-19; Stimulus Funding.

(a) Except as set forth on Schedule 3.25(a), the Operational Companies have not (i) participated in any CARES Act stimulus fund program or other governmental program related to the COVID-19 pandemic (“CARES Funds”), (ii) applied for or taken a loan in connection with the U.S. Small Business Administration Paycheck Protection Program authorized by the CARES Act (the “PPP”) (together with the CARES Funds, “Stimulus Funds”), or (iii) applied for or received any other Stimulus Funds or other funds, benefits, deferrals or any other kind of remuneration in connection with the COVID-19 pandemic or any issues relating thereto, including the Centers for Medicaid and Medicare Services’ Accelerated and Advance Payment Program (“Medicare Advanced Payment Program”).

(b) The Operational Companies have maintained accounting records associated with the Stimulus Funds, including, as applicable, the Relief Fund Payment Terms and Conditions and related guidance available as of the date hereof. The Operational Companies have utilized all such Stimulus Funds and any other proceeds received by the Operational Companies in accordance with all applicable Laws and the applicable Relief Fund Payment Terms and Conditions. Further, any such Stimulus Funds proceeds that have not been so used are maintained in the bank account(s) of the applicable Operational Companies, and have not been distributed to any other Person, or otherwise utilized or expended.

(c) Each Operational Company has complied in all material respects with all applicable requirements of the Stimulus Funds and the CARES Act, including rules and regulations regarding each such Operational Companies’ eligibility to apply for, receive and defer amounts thereunder.

(d) No Operational Company has received any written notice to the effect that or otherwise been advised that, it is not in compliance with the statutory and regulatory requirements of any applicable requirement relating to the Stimulus Funds or the CARES Act, and to the Company’s knowledge, does not have any reason to anticipate that any existing circumstances are likely to result in a violation of any such requirements.

3.26 Anti-Money Laundering, Anti-Corruption and Anti-Bribery Laws. None of the Operational Companies or Joint Venture Entities, nor any of their respective directors, officers, employees, or, to the Company’s knowledge, any agent or other Person acting for or on behalf of any Operational Company or Joint Venture Entity, has, in the past three (3) years, directly or indirectly, (a) made, offered or promised to make or offer any unlawful payment, loan or transfer of anything of value, including any unlawful reward, advantage or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party or political campaign, for the purpose of (i) influencing any act or decision of such Government Official, candidate, party or campaign, (ii) inducing such Government Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (iii) obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature, or (v) otherwise securing any improper advantage; (b) paid, offered or promised to pay or offer any unlawful bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (c) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, the Money Laundering Control Act, or any other applicable anti-money laundering, anti-corruption or anti-bribery Laws, except, in each case, as would not reasonably be expected to result in a material liability to any Operational Company or any Joint Venture Entity.

3.27 Anti-Terrorism Laws. None of the Operational Companies or Joint Venture Entities, not any of their respective directors or officers are acting, directly or indirectly, for or on behalf of any person, group, entity, or nation named by the United States Treasury Department as a Specially Designated National and Blocked Person, or for or on behalf of any person, group, entity, or nation designated by any Governmental Authority as a person who commits, threatens to commit, or supports terrorism; and that they are not engaged in this transaction directly or indirectly on behalf of, or facilitating this transaction directly or indirectly on behalf of, any such person, group, entity or nation.

3.28 No Other Representations and Warranties. Except for the representations and warranties made by the Company in this Article III (including the Disclosure Schedules), neither the Company nor the Seller nor any other person makes any other express or implied representation or warranty with respect to the Operational Companies or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Operational Companies, notwithstanding the delivery or disclosure to Purchaser or any of its respective representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser that the statements in this Article IV are correct and complete as of the date of this Agreement, except as set forth in the Disclosure Schedules.

4.01 Organization and Corporate Power. Seller is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, as applicable, with full power and authority to enter into this Agreement and perform its obligations hereunder.

4.02 Authorization. The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by Seller and, assuming that this Agreement is a valid and binding obligation of the Purchaser and the other parties hereto, this Agreement constitutes a valid and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity effecting the availability of specific performance and other equitable remedies.

4.03 No Violation. Seller is not subject to or obligated under its certificate or articles of incorporation, its bylaws (or similar organizational documents), any applicable Law, or rule or regulation of any Governmental Authority, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by Seller’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

4.04 Governmental Authorities; Consents. Seller is not required to submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Authority or any other party or Person is required to be obtained by Seller in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

4.05 Litigation. There are no Actions pending or, to the knowledge of Seller, threatened in writing against Seller at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would adversely affect Seller’s performance under this Agreement or the consummation of the transactions contemplated hereby. Seller is not subject to any outstanding judgment, order, penalty, awards against Seller or decree of any court or Governmental Authority.

4.06 Title to Shares. Seller is the sole and unconditional owner of the number and class of Shares with good and valid title thereto, free and clear of all Liens. At Closing, such Shares will constitute all of Seller’s interest in the Shares or other equity interests in Holdings, whether issued or unissued, and Seller will transfer good and valid title to Purchaser of such Shares, free and clear of all Liens.

4.07 Related Party Transactions. Except as set forth on Schedule 4.07, no related party of the Seller, nor any officer, director, equityholder, employee or agent thereof, or any of their respective Affiliates, is or has been a party to any Contractual Obligation with the Purchased Companies or the Joint Venture Entities, or receives or has received any payment or benefit from any of the Purchased Companies or the Joint Venture Entities.

4.08 No Other Agreements to Purchase. Except for Purchaser’s rights under this Agreement, no Person has any written or oral agreement, option or warrant, or any right or privilege (whether by law or by contract) capable of becoming such, for the purchase or acquisition from Seller of any of the Shares.

4.09 Anti-Terrorism Laws. Seller represents and warrants that neither it nor any of its officers or directors are acting, directly or indirectly, for or on behalf of any person, group, entity, or nation named by the United States Treasury Department as a Specially Designated National and Blocked Person, or for or on behalf of any person, group, entity, or nation designated by any Governmental Authority as a person who commits, threatens to commit, or supports terrorism; and that they are not engaged in this transaction directly or indirectly on behalf of, or facilitating this transaction directly or indirectly on behalf of, any such person, group, entity or nation.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDINGS

Holdings and Seller jointly and severally represent and warrant to Purchaser that the statements in this Article V are correct and complete as of the date of this Agreement, except as set forth in the Disclosure Schedules.

5.01 Organization and Corporate Power. Holdings is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder.

5.02 Authorization. The execution, delivery and performance of this Agreement by Holdings and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by Holdings and, assuming that this Agreement is a valid and binding obligation of the Purchaser and the other parties hereto, this Agreement constitutes a valid and binding obligation of Holdings, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity effecting the availability of specific performance and other equitable remedies.

5.03 No Violation. Holdings is not subject to or obligated under its certificate or articles of incorporation, its bylaws (or similar organizational documents), any applicable Law, or rule or regulation of any Governmental Authority, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by Holdings’ execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

5.04 Governmental Authorities; Consents. Holdings is not required to submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Authority or any other party or Person is required to be obtained by Holdings in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

5.05 Litigation. There are no Actions pending or, to the knowledge of Holdings, threatened in writing against Holdings at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would adversely affect Holdings’ performance under this Agreement or the consummation of the transactions contemplated hereby. Holdings is not subject to any outstanding judgment, order, penalty, awards against Holdings or decree of any court or Governmental Authority.

5.06 Other Matters.

(a) Holdings does not carry on any business, has never carried on any business and does not have and has never had any employees. Holdings does not own any property or assets (other than shares in the capital of the Company) or any interests therein of any nature or kind whatsoever. Holdings does not have any obligations or liabilities (whether actual or contingent) or Indebtedness owing to any Person.

(b) Holdings owns 100% of the issued and outstanding common stock in the capital of the Company, representing all of the issued and outstanding equity interests of the Company.

5.07 No Other Agreements to Purchase. Except as set forth in this Agreement, no Person has any written or oral agreement, option or warrant, or any right or privilege (whether by law or by contract) capable of becoming such, for the purchase or acquisition of any interest in the capital of Holdings.

5.08 Related Party Transactions. Except as set forth on Schedule 5.08, no related party of Holdings, nor any officer, director, equityholder, employee or agent thereof, or any of their respective Affiliates, is or has been a party to any Contractual Obligation with the Purchased Companies or the Joint Venture Entities, or receives or has received any payment or benefit from any of the Purchased Companies or the Joint Venture Entities.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Holdings, Company and Seller that:

6.01 Organization and Corporate Power. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder.

6.02 Authorization. Except in respect of the receipt of the approval of the NASDAQ Capital Market and the Toronto Stock Exchange with respect to the issuance of the Closing Share Consideration, to the extent applicable, the execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by Purchaser and assuming that this Agreement is a valid and binding obligation of the Seller and the other parties hereto, this Agreement constitutes a valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity effecting the availability of specific performance and other equitable remedies.

6.03 No Violation. Purchaser is not subject to or obligated under its certificate or articles of incorporation, its bylaws (or similar organizational documents), any applicable Law, or rule or regulation of any Governmental Authority, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by Purchaser’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

6.04 Governmental Authorities; Consents. Except as set forth on Schedule 6.04 and/or with respect any ordinary course notifications that may be required to be made in connection with an acquisition, Purchaser is not required to submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Authority or any other party or Person is required to be obtained by Purchaser in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

6.05 Litigation. There are no Actions pending or, to Purchaser’s knowledge, threatened in writing against Purchaser at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would adversely affect Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby. Purchaser is not subject to any outstanding judgment, order, penalty, awards against Purchaser or decree of any court or Governmental Authority.

6.06 Brokerage. No broker, finder, agent, mandatary or similar intermediary has acted on behalf of Purchaser in connection with this Agreement or the transactions contemplated hereby, and Purchaser has not taken any action that would cause the Seller to become liable to any claim or demand for a brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated by this Agreement.

6.07 Investment Representation. Purchaser is acquiring the Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Purchaser is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. Purchaser acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended, or any state or foreign securities Laws and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act of 1933 and the Shares are registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act of 1933, as amended, and any applicable state or foreign securities Laws.

6.08 Financing.

(a) The Purchaser has furnished Seller with true, correct and complete copies of the Series A Note and Common Share Purchase Agreement (the “Purchase Agreement”) dated as of the date hereof, among the Purchaser, Purchaser Parent and Stonepeak Magnet Holdings LP, a Delaware limited partnership (“Stonepeak), which has attached thereto the agreed form of warrant certificate, board representation agreement and the registration rights agreement, and a commitment letter, dated as of the date hereof, from Stonepeak Infrastructure Fund IV LP to Stonepeak to support the latter’s payment obligations under the Purchase Agreement (collectively, as amended, restated, amended and restated, supplemented or modified from time to time, the “Commitment Documents”) on the terms and subject to the conditions of which, the Purchaser will receive financing in the aggregate amount set forth therein for the purpose of funding the transactions contemplated by this Agreement (being collectively referred to as the “Financing”). The Commitment Documents have not been amended, supplemented or modified, and no provision thereof has been waived, prior to the date hereof, no such amendment, restatement, supplement, modification or waiver is contemplated or pending, and the respective commitments contained in the Commitment Documents have not been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination or rescission is contemplated as of the date hereof (other than modifications to assign or reassign, replace or reallocate commitments to affiliates under the Commitment Documents). There are no side letters or other Contractual Obligations or arrangements related to the Financing other than as expressly set forth in the Commitment Documents. The Commitment Documents are not subject to any conditions or other similar contingencies other than as expressly set forth therein and not redacted in the version provided to Seller, and are in full force and effect and are the legal, valid, binding and enforceable obligations of Purchaser and, to the knowledge of the Purchaser, each of the other parties thereto, as the case may be, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Purchaser is unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to make any of the assumptions or any of the statements set forth in the Commitment Documents inaccurate or that would reasonably be expected to cause the Commitment Documents to be ineffective. Assuming the conditions set forth in Section 2.01 and 2.02 are satisfied at Closing, Purchaser has no reason to believe that any of the conditions to the Financing will not be satisfied or the full amount of the Financing will not be available to Purchaser on the Closing Date, and Purchaser is not aware of the existence of any fact or event as of the date hereof that would be expected to cause such conditions to the Financing not to be satisfied or the full amount of the Financing not be available and the Closing Transactions not to occur.

(b) The aggregate cash on hand and the Closing Share Consideration, together with the aggregate proceeds contemplated to be provided under the Commitment Documents, will provide the Purchaser with sufficient immediately available funds to enable it to consummate the transactions contemplated by this Agreement and to satisfy all of the payment obligations of Purchaser under this Agreement as are required to be paid by Purchaser at Closing and following the Closing pursuant to ARTICLE I, and all other related fees and expenses required to be paid by Purchaser in connection with this Agreement at the Closing.

6.09 Closing Share Consideration. The Closing Share Consideration, upon issuance to Seller, will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens, and will not have been issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar right. Such shares will be registered in the name of Seller and will have been issued in compliance with all applicable Laws, including securities Laws, and Seller will have good and legal title to, and beneficial ownership of, such shares.

6.10 Public Record and Filings.

(a) The Purchaser Parent is in compliance in all material respects with its obligations under applicable securities Laws and the published policies and requirements of the NASDAQ Capital Market and the Toronto Stock Exchange to make timely disclosure of material information. The Purchaser Parent is a “reporting issuer”, or the equivalent, in each of the provinces of Canada and is not in default in any material respect of any of the requirements under applicable securities laws.

(b) To the knowledge of Purchaser, the disclosure contained in the Public Record did not, at the date of the filing thereof, contain a misrepresentation, material misstatement or material omission (each as defined under applicable securities Laws) and there has been no change in a material fact or material change in any of the information contained in the Public Record, except for changes in material facts or material changes that are disclosed in and subsequently form part of the Public Record.

6.11 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, the Purchaser and each of its Subsidiaries (a) shall be able to pay their respective debts as they become absolute and matured in the ordinary course, (b) shall have assets with a fair saleable value greater than their liabilities (including a reasonable estimate of the amount of all contingent liabilities), and (c) shall not have, or have access to, an unreasonably small amount of capital for the business in which they are engaged. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser or its Subsidiaries.

ARTICLE VII

COVENANTS OF HOLDINGS, COMPANY AND SELLER

7.01 Conduct of the Business.

(a) From the date hereof until the earlier of the Closing Date and the termination of this Agreement, except (i) as contemplated or permitted hereunder, (ii) as required by Law, (iii) unless Purchaser shall have consented in writing (which consent will not be unreasonably withheld or delayed) or

(iv) as set forth on Schedule 7.01, Holdings and Company shall (and shall cause each of their Subsidiaries to) use its reasonable best efforts to (A) conduct the Business in the ordinary course of business consistent with past practices (subject to clause (C) below), to maintain the value of the Business as a going concern and to preserve substantially intact its present business organization, (B) conduct the cash management of the Joint Venture Entities in the ordinary course of business consistent with past practices, including to not prepay any current liabilities or accounts payable of any such Joint Venture Entity, and (C) not take or omit to take, and not permit any of its Subsidiaries to take any action or omit to take any action, as a result of which action or omission any of the changes or events listed in Section 3.08 (other than such changes or events listed in Section 3.08(a) (to the extent related to Company Indebtedness or other Indebtedness that will be repaid prior to Closing) or Section 3.08(i)) would be likely to occur; provided that, the foregoing notwithstanding, the Operational Companies may use all available cash to repay any Indebtedness or pay any Seller Expenses prior to the Closing.

(b) Notwithstanding the foregoing, (i) nothing in this Agreement, including this Section 7.01, shall prohibit the Operational Companies from, or otherwise require any consent of the Purchaser for, taking or not taking any COVID-19 Actions; provided that, the Operational Companies shall, to the extent reasonably practicable, use reasonable best efforts to consult with Purchaser prior to the taking any such action, and (ii) nothing contained in this Agreement is intended to give the Purchaser, directly or indirectly, the right to control the Business or the Operational Companies’ operations prior to the Closing.

(c) From the date hereof until the earlier of the Closing Date and the termination of this Agreement, the Operational Companies shall comply in all material respects with all obligations and requirements relating to the Stimulus Funds and the CARES Act.

7.02 Access to Books and Records. From the date hereof until the earlier of the Closing Date and the date that this Agreement is terminated in accordance with its terms, the Company and its Subsidiaries shall provide Purchaser and its authorized representatives (“Purchaser’s Representatives”) with reasonable access during normal business hours and upon reasonable notice to the offices, properties, books and records of the Company and its Subsidiaries; provided, that (a) such access shall not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries; (b) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement; (c) all requests for access shall be directed to Seller or such other Person as the Company may designate in writing from time to time (the “Designated Contact”); (d) Purchaser shall not be permitted to conduct any invasive or intrusive surface or subsurface sampling or testing (commonly known as a Phase II) at any of the Company or its Subsidiaries’ properties or facilities without Seller’s prior written consent; and (e) nothing herein shall require the Company and its Subsidiaries to provide access to, or to disclose any information to, Purchaser if such access or disclosure would be reasonably likely to (i) waive any legal privilege or (ii) be in violation of applicable Law or the provisions of any agreement entered into prior to the date of this Agreement and to which any Company is a party. Purchaser acknowledges that it remains bound by the Confidentiality Agreement dated February 22, 2021 (the “Confidentiality Agreement”) and that all information it obtains as a result of access under this Section 7.02 shall be subject to the Confidentiality Agreement.

7.03 Regulatory Filings.

(a) The Operational Companies and Seller shall, within ten Business Days after the date hereof, or such later time as the parties agree, make or cause to be made all filings and submissions required of the Operational Companies and Seller under any Laws or regulations applicable to the Operational Companies and Seller for the consummation of the transactions contemplated herein. The Operational Companies and Seller agree to use their reasonable best efforts, to take, or cause to be taken, all actions necessary to expeditiously consummate the transactions contemplated by this Agreement, including consenting to all divestitures or licenses of assets, supply or exchange agreements, hold separate agreements, and such other actions as may be required to obtain any and all necessary governmental, judicial or regulatory actions or non-actions, orders, waivers, consents, clearances, extensions and approvals. If suit or other action is threatened or instituted by any Governmental Authority or other entity challenging the validity or legality, or seeking to restrain the consummation of the transaction contemplated by this Agreement, Seller shall use reasonable best efforts to avoid, resist, resolve or, if necessary, defend such suit or action and shall use reasonable best efforts to take any steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), provided that, for the avoidance of doubt, nothing herein shall require Seller to defend or pursue any such suit or action following the Outside Date. The Operational Companies and Seller shall coordinate and cooperate with Purchaser in exchanging such information and providing such assistance as Purchaser may reasonably request in connection with all of the foregoing.

(b) The Operational Companies and Seller shall promptly inform Purchaser of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If the Operational Companies, Seller or any Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act with respect to which any such filings have been made, then the Operational Companies and Seller shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the Operational Companies and Seller hereto agree to (i) give Purchaser reasonable advance notice of all meetings or teleconferences with any Governmental Authority relating to the transaction contemplated by the Agreement, (ii) give the Purchaser an opportunity to participate in each of such meetings or teleconferences, (iii) keep Purchaser reasonably apprised with respect to any oral communications with any Governmental Authority regarding the transactions contemplated by the Agreement, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide Purchaser with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the transactions contemplated hereby, (vi) provide Purchaser (or their counsel, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the transactions contemplated hereby, and (vii) cooperate and provide Purchaser with a reasonable opportunity to participate in, and consider in good faith their views with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 2.01(c). Notwithstanding anything to the contrary in this Section 7.03(b), materials provided to Purchaser’s Representatives or its outside counsel may be redacted (i) to remove references concerning valuation and (ii) as necessary (based on the advice of outside legal counsel) to protect reasonable attorney-client or other legal privilege. Any such disclosures, rights to participate or provisions of information may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information.

7.04 Conditions. Holdings, Company and Seller shall use reasonable best efforts to cause the conditions set forth in Section 2.01 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article II (other than those to be satisfied at the Closing).

7.05 Exclusive Dealing. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Section 10.01, none of Holdings, Company or any Seller shall take, nor shall they permit any of their Affiliates, officers, directors, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than Purchaser and/or its Affiliates, officers, directors, employees, representatives, consultants, financial advisors, financing sources, attorneys, accountants and other agents) concerning any purchase of any of Holdings’, Company’s or its Subsidiaries’ equity securities or any merger, sale of assets outside of the ordinary course of business, consolidation, share exchange, business combination, recapitalization, reclassification or similar transaction involving or relating to Holdings, Company or its Subsidiaries (each such acquisition transaction, an “Acquisition Transaction”), and Holdings, Company and Seller shall, and shall cause their respective Affiliates, officers, directors, employees, representatives, consultants, financial advisors, attorneys, accountants and other agents to, immediately cease and cause to be terminated all existing discussions, negotiations and other communications with any Person conducted heretofore with respect to any such Acquisition Transaction. Holdings, Company and Seller shall promptly notify the Purchaser if any Person makes any proposal, offer, inquiry or contact with respect to any Acquisition Transaction, together with the material details of such proposal, offer, inquiry or contact, including the identity of such Person.

7.06 Financing Assistance.

(a) During the period from the date of this Agreement through the Closing Date or the earlier termination of this Agreement pursuant to Section 10.01, the Company agrees to use reasonable best efforts to provide, and shall cause the Company’s Subsidiaries and its and their Representatives to use reasonable best efforts to provide and shall use its reasonable best efforts to direct its and their Representatives to provide, in each case at Purchaser’s sole expense, such customary cooperation as may be reasonably requested by Purchaser in connection with the Financing or any offering of senior secured notes (“Additional Senior Notes”) as contemplated by the Commitment Documents (each a “Financing Transaction”), including using reasonable best efforts to: (i) furnish to Purchaser such customary information regarding the Company and its Subsidiaries, including such historical consolidated financial statements of the Company (which for the avoidance of doubt includes at least audited financial statements for the two most recently completed fiscal years as well as interim financial statements and notes (reviewed by the auditors at a SAS 100 (or any applicable successor thereto) level) for each subsequent fiscal quarter ended at least forty-five (45) days prior to any pricing date occurring during the Marketing Period (but excluding the fourth quarter of any fiscal year)) (the financial statements referenced in the foregoing parenthetical, the “Historical Financials”), as may be reasonably requested by Purchaser to the extent such information is of the type and form customarily included in an offering memorandum for private placements of non-convertible high yield bonds pursuant to Rule 144A promulgated under the Securities Act of 1933 (provided, that such information shall not include (1) a description of the Financing Transactions, including any “description of notes,” or other information customarily provided by financing sources or their counsel, (2) risk factors solely relating to the Financing Transactions (as opposed to the Company, its Subsidiaries or their respective businesses) or (3) financial statements or other information (including segment reporting and consolidating and other financial statements and data) required by Rules 3-05, 3-09, 3-10 and 3-16 of Regulation S-X other than the Historical Financials (provided that information with respect to assets, liabilities, revenue and EBITDA with respect to non-guarantors in the aggregate should be provided), Item 402 of Regulation S-K, information regarding executive compensation related to SEC Release Nos. 33- 8732A, 34-54302A and IC-27444A) or any other information customarily excluded for an offering memorandum for private placements of non-convertible high yield bonds pursuant to Rule 144A promulgated under the Securities Act of 1933 (it being understood and agreed that such financial statements shall be of the Company and its Subsidiaries and that financial statements for any period earlier than the fiscal year ended December 31, 2018 shall not be required)) (subject to the immediately following proviso, collectively, the “Required Financial Information”); (ii) participate (and cause senior officers and representatives of the Company and its Subsidiaries to participate) in a reasonable number of due diligence (including customary auditor due diligence) and other meetings and presentations with prospective lenders and investors (including the Financing Sources), and sessions with the ratings agencies, in each case in connection with the Financing Transactions and only to the extent customarily needed for financings of the type contemplated by the Financing Transactions; (iii) reasonably assist Purchaser and the Financing Sources in their preparation of (A) any bank information memoranda (including the delivery of customary authorization and representation letters to the extent contemplated by any Financing Transaction and customary representation letters to the Company’s auditors), confidential information memorandums and related lender presentations, (B) materials for rating agency presentations and (C) any high yield offering memorandum, road show presentations or similar documents customarily required for financing of the type contemplated by the Financing Transactions; (iv) reasonably cooperate with the marketing efforts of Purchaser and its Financing Sources with respect to the Financing Transactions, in each case, only to the extent customarily needed for financings of the type contemplated by the Financing Transactions; (v) provide Purchaser all documentation and other information with respect to the Company and its Subsidiaries as shall have been reasonably requested in writing by Purchaser at least eight (8) Business Days prior to the Closing Date that is required in connection with the Financing Transactions by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and 31 C.F.R.§1010.230 and that are required in connection with any Financing Transaction; (vi) facilitate the Company’s independent accountants delivery of consents and customary “comfort letters” (including as to negative assurances) in connection with the Financing Transactions and only to the extent customarily required for financings of the type contemplated by the Financing Transactions; (vii) cooperating and providing customary information reasonably required by the Financing Sources in the context of due diligence and verification relating to the Financing Transactions, in compliance with applicable requirements of Law and customary practice, and (viii) cooperating in the discharge and termination of the Company Indebtedness and the Liens related thereto (which discharge and termination for clarity shall not be required to take effect before the Closing, and subject to customary exceptions for obligations under such Company Indebtedness that expressly survive termination and discharge), including obtaining a customary debt pay-off letter(s) with respect thereto; and (ix) executing and delivering any customary guarantee documentation, pledge and security documents, other definitive financing documents, or other certificates, instruments or documents as may be reasonably requested by the Purchaser in connection with the Financing Transactions and otherwise using reasonable best efforts to facilitate the pledging of and perfection of security interests in collateral that will secure the Financing Transactions (in each case, for the avoidance of doubt, subject to the limitations in clause (D) below). Notwithstanding the foregoing, (A) such requested cooperation shall not (i) unreasonably disrupt the operations of the Company or its Subsidiaries or (ii) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (B) nothing in this Section 7.06 shall require cooperation to the extent that it would (y) cause any condition to the Closing set forth in Section 2.01 or 2.02 to not be satisfied or (z) cause any breach of this Agreement, (C) neither the Company nor any of its Subsidiaries shall be required to (1) pay any commitment or other similar fee prior to the Closing, (2) incur or assume any liability in connection with the financings contemplated by the

Financing Transactions, (3) deliver or obtain opinions of internal or external counsel, (4) provide access to or disclose information where the Company determines that such access or disclosure could jeopardize the attorney-client privilege or contravene any Law or Contractual Obligations, or (5) waive or amend any terms of this Agreement or any other Contractual Obligation to which the Company or its Subsidiaries is party, and (D) none of the Company, its Subsidiaries or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument (other than the authorization and representation letters contemplated above), with respect to the Financing Transactions that is not contingent upon the Closing or that would be effective prior to the Closing and the directors and managers of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing Transactions are obtained, in each case which are effective prior to the Closing. Notwithstanding anything to the contrary, the Company shall be deemed to have complied with this Section 7.06 for all purposes of this Agreement (including Article III and Article X) unless the Financing Transaction has not been obtained primarily as a result of the Company’s willful breach of its obligations under this Section 7.06. The Company hereby consents to the use of its and its Subsidiary’s logos in connection with the financing contemplated by the Financing Transactions; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or the Company’s Subsidiaries.

(b) None of the Seller, the Company, the Company’s Subsidiaries or their respective Affiliates or Representatives shall be required to (i) take any action that would subject any such Person to actual or potential liability, (ii) bear any cost or expense or to pay any commitment or other similar fee or make any other payment or (iii) incur any other liability or provide or agree to provide any indemnity, in each case in connection with the Financing Transactions or their performance of their respective obligations under this Section 7.06 and any information utilized in connection therewith. The Seller and the Company shall have no liability whatsoever to Purchaser in respect of any financial information or data or other information provided pursuant to this Section 7.06. Purchaser shall indemnify, defend and hold harmless each of the Seller, the Company, its Subsidiaries and their Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing Transactions and the performance of their respective obligations under this Section 7.06 and any information utilized in connection therewith, other than in each case as a result of fraud or a willful breach of the Company’s obligations under this Agreement. Purchaser shall, promptly upon request of the Seller or the Company, reimburse the Seller or the Company and its Subsidiaries for all out-of-pocket fees, costs and expenses incurred by the Company or its Subsidiaries (including those of its Affiliates and Representatives) in connection with the cooperation required by this Section 7.06.

(c) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 7.06, represent the sole obligation of the Seller, the Company, the Company’s Subsidiaries and Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing Transactions and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

7.07 Oncology Business MOU. Seller shall negotiate in good faith with Purchaser to mutually agree upon the terms of a memorandum of understanding which will set out parameters of a joint venture arrangement pursuant to which the oncology business of the Company can be expanded into China. The expanded business in China will include a name to be determined by Seller and will be managed by the Company with Seller as the local joint venture partner. Upon the formation of the joint venture, Seller and Purchaser hereby agree that shall be appointed as a board member of the joint venture. In addition, shall also serve as an advisor to the Purchaser Parent board of directors on matters of investment and expansion of Purchaser Parent’s healthcare business in China.

7.08 Exchange Matters. Seller agrees to cause any necessary filings to be made to the Toronto Stock Exchange and the NASDAQ Capital Market, as applicable, in respect of itself and any director nominee to be appointed under the terms of the Tahoe-Akumin Letter Agreement to be submitted to the relevant exchange as promptly as practicable following the date hereof.

ARTICLE VIII COVENANTS OF PURCHASER

8.01 Access to Books and Records. For a period of six years after the Closing, Purchaser shall, and shall cause the Company and each of its Subsidiaries to, provide Seller and its authorized representatives with reasonable access, during normal business hours, to the books and records and personnel of the Company and its Subsidiaries in connection with any matter relating to or arising out of this Agreement or the transactions contemplated hereby or with respect to periods or occurrences prior to or on the Closing Date, including, without limitation, for the purpose of preparing final Tax Returns and providing assistance relating to final accounting functions relating to the Company. Unless otherwise consented to in writing by Seller, Purchaser shall not, and shall not permit the Company or any of its Subsidiaries to, for a period of seven years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of Company or any of its Subsidiaries (relating to the Business) for any period prior to the Closing Date without first giving reasonable prior notice to Seller and offering to surrender to Seller such books and records or any portion thereof which Purchaser or any of its Subsidiaries may intend to destroy, alter or dispose of.

8.02 Director and Officer Liability and Indemnification.

(a) For a period of six years after the Closing Date, Purchaser shall not, and shall not permit the Company or any of its Subsidiaries to amend, repeal or modify any provision in the Company’s or any of its Subsidiaries articles of incorporation or bylaws (or equivalent organizational documents) relating to the exculpation or indemnification of any current or former officer or director (the “D&O Indemnified Persons”) (unless required by Law), it being the intent of the parties that the D&O Indemnified Persons shall continue to be entitled to such exculpation and indemnification to the fullest extent of the Law.

(b) From and after the Closing, Purchaser shall, and shall cause the Company, except in the case of Fraud, to (i) indemnify, defend and hold harmless each D&O Indemnified Person against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “D&O Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries or Seller, as applicable, occurring or alleged to have occurred before or at the Closing (including any D&O Claim relating in whole or in part to this Agreement or the transactions contemplated hereby), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and its Subsidiaries or Seller, as applicable, to the D&O Indemnified Persons in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Charter and the respective organizational documents of each of the Company’s Subsidiaries and Seller as in effect on the date hereof and (B) any indemnification agreements with a D&O Indemnified Person, which shall in each case survive the Closing and continue in full force and effect to the extent permitted by applicable Law, provided that the scope of such indemnity, individually and in the aggregate, shall be no more favourable to each D&O Indemnified Person than the indemnification currently provided to such D&O Indemnified Person. Without limiting the foregoing, from and after the Closing, Purchaser shall ensure that the Company fulfills its obligations to the applicable D&O Indemnified Person pursuant to the terms of the Charter and the respective organizational documents of each of the Company’s Subsidiaries and Seller as in effect on the date hereof.

(c) At the Closing, Purchaser will, or will cause the Company to, obtain and maintain and fully pay for irrevocable “tail” insurance policies naming the D&O Indemnified Persons as direct beneficiaries with a claims period of at least six years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date. Purchaser will not, or will cause the Company to not, cancel or change such insurance policies in any respect.

(d) If Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser and the Company and its Subsidiaries shall assume all of the obligations set forth in this Section 8.02. The provisions of this Section 8.02 are intended for the benefit of, and will be enforceable by, each D&O Indemnified Person and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have had by contract or otherwise.

8.03 Regulatory Filings.

(a) Purchaser shall, within ten Business Days after the date hereof, make or cause to be made all filings and submissions required of Purchaser under any Laws or regulations applicable to Purchaser for the consummation of the transactions contemplated herein. Purchaser agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary to expeditiously consummate the transactions contemplated by this Agreement, provided, however, that notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its subsidiaries shall be required to agree to any divestitures where such divestitures collectively would result in a loss of revenue generated by Purchaser its Subsidiaries, the Purchased Companies and/or Joint Venture Entities collectively, in excess of $45 million based on the revenue calculations set forth in Schedule 8.03(a). If suit or other action is threatened or instituted by any Governmental Authority or other entity challenging the validity or legality, or seeking to restrain the consummation of the transaction contemplated by this Agreement, Purchaser shall use reasonable best efforts to avoid, resist, resolve or, if necessary, defend such suit or action and shall use reasonable best efforts to take any steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date); provided that, for the avoidance of doubt, nothing herein shall require Purchaser to defend or pursue any such suit or action following the Outside Date. Purchaser shall be responsible for all filing fees under the HSR Act and under any such other Laws or regulations applicable to Purchaser. Purchaser shall request early termination of the HSR Act waiting period.

(b) Purchaser shall promptly inform Holdings, Company and Seller of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If Purchaser or any Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act with respect to which any such filings have been made, then Purchaser shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, Purchaser hereto agrees to (i) give Holdings, Company and Seller reasonable advance notice of all meetings or teleconferences with any Governmental Authority relating to the transaction contemplated by the Agreement, (ii) give Holdings, Company and Seller an opportunity to participate in each of such meetings or teleconferences, (iii) keep Holdings, Company and Seller reasonably apprised with respect to any oral communications with any Governmental Authority regarding the transactions contemplated by the Agreement, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide Holdings, Company and Seller with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the transactions contemplated hereby, (vi) provide Holdings, Company and Seller (or their counsel, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the transactions contemplated hereby, and (vii) cooperate and provide Holdings, Company and Seller with a reasonable opportunity to participate in, and consider in good faith their views with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 2.01(c). Notwithstanding anything to the contrary in this Section 8.03(b), materials provided to Holdings, Company and Seller or their outside counsel may be redacted (i) to remove references concerning valuation, (ii) as necessary (based on the advice of outside legal counsel) to protect reasonable attorney- client or other legal privilege, or (iii) or as required by applicable Law. Any such disclosures, rights to participate or provisions of information may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information. Notwithstanding anything in this Agreement to the contrary, Purchaser shall, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws and litigation matters relating to the Antitrust Laws, subject to Purchaser’s good faith obligations in this Section 8.03(b)(i)-(vii).

(c) Purchaser shall not: (i) take any action the effect of which, or refrain from taking any action the effect of refraining from which, would be to delay or impede the ability of the parties to consummate the transaction contemplated by the Agreement; or (ii) directly or indirectly acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Authority seeking an order prohibiting the consummation of the transactions contemplated hereby, (C) increase the risk of not being able to remove any such order on appeal or otherwise, or (D) delay or prevent the consummation of the transactions contemplated hereby.

8.04 Conditions. Purchaser shall use reasonable best efforts to cause the conditions set forth in Section 2.02 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article II (other than those to be satisfied at the Closing).

8.05 No Contact with Payors, Suppliers and Facilities. Prior to the Closing, Purchaser and Purchaser’s Representatives shall not contact and communicate with the employees, Payors, Facilities and suppliers of the Company and its Subsidiaries in connection with the transactions contemplated hereby without written approval of Seller, such approval not to be unreasonably withheld.

8.06 Employment and Benefit Arrangements.

(a) At Closing, the Company shall take all necessary action to (i) cancel and terminate all unexercised stock appreciation rights issued and outstanding under the terms of the Alliance Healthcare Services, Inc. 2018 Stock Appreciation Right Plan (“SAR Plan”) under the provisions of Section 6(b)(i) of the SAR Plan, and (ii) accelerate payment of all amounts owed as a retention bonus under those Plan agreements identified on Schedule 3.15(a) to be paid at Closing; provided, that all amounts required to be paid for the cancellation and termination of such stock appreciation rights (if any) and owed as retention bonus amounts shall constitute a Seller Expense for purposes of this Agreement.

(b) During the twelve month period following the Closing, the Purchaser shall cause the Company and its Subsidiaries to ensure that employees of the Company and its Subsidiaries as of the Closing Date who remain employed after the Closing Date (“Continuing Employees”), (i) receive base compensation and bonus opportunities that are no less favorable than that provided (as previously disclosed to Purchaser) immediately prior to the Closing Date, and (ii) receive benefits that are substantially comparable, in the aggregate, to those benefits provided to such Continuing Employees as of immediately prior to the Closing. Purchaser shall honor all employment, severance, termination, consulting, retirement and other compensation and benefit plans, arrangement and agreements to which the Company and/or its Subsidiaries is a party with respect to employees of the Company and its Subsidiaries, as such plans, arrangements and agreements are in effect on the date hereof, it is understood that this Section 8.06 shall not be deemed to prohibit Purchaser, the Company or any of its Subsidiaries from amending, modifying, replacing or terminating such arrangements in accordance with their terms. With respect to each Plan of the Purchaser in which Continuing Employees participate following the Closing Date (the “New Plans”), Purchaser shall, and cause the Company or its Subsidiaries to: (i) use commercially reasonable efforts to recognize, for purposes of satisfying any deductibles, co-pays and out of pocket maximums during the coverage period that includes the Closing Date, any payment made, or claims incurred by the Continuing Employees and their eligible dependents towards deductibles, co-pays and out-of-pocket maximums; (ii) recognize, for purposes of eligibility to participate, vesting, and level of benefits, all service with the Company or its Subsidiaries (as applicable) that was recognized by any Plan identified in Section 3.15(a) (provided, however, that such service shall not be recognized to the extent such recognition would result in duplication of benefits); (iii) ensure that at such time as a Continuing Employee becomes eligible to participate in any New Plans, such Continuing Employee will be immediately eligible to participate, without any waiting time, in such New Plan to the extent such Continuing Employee’s waiting time was satisfied under a similar or comparable Plan in which the Continuing Employee participated immediately before Closing; and (iv) use commercially reasonable efforts to cause all pre-existing condition exclusions or limitation and actively-at-work requirements of each New Plan to be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Plan as of the Closing. This Section 8.06 shall survive the Closing, and shall be binding on all successors and assigns of Purchaser, the Company and its Subsidiaries. Nothing contained in this Section 8.06, express or implied, is intended or shall be construed to or shall confer or impose upon or give to any Person, other than the parties to this Agreement, any rights, remedies, benefits, liabilities, or obligations under or by reason of this Agreement or any documents executed in connection with this Agreement with respect to any employee and/or Plan or New Plan matters. Additionally, nothing contained herein, express or implied, shall be construed to establish, amend or modify any New Plan or any other Plan, program, agreement or arrangement sponsored or maintained by Purchaser, the Company or any of its Subsidiaries. The parties to this Agreement acknowledge and agree that the terms set forth in this Section 8.06 shall not create any right in any employee or any other Person to any continued employment with the Purchaser, the Company, or any of its Subsidiaries or benefits of any nature or kind whatsoever or in any way limit the ability of Purchaser, the Company, or any of its Subsidiaries to terminate the employment or service of any individual at any time for any reason.

8.07 R&W Insurance Policy. Purchaser shall provide Holdings, Company and Seller with a copy of the R&W Insurance Policy. Purchaser shall cause the R&W Insurance Policy to remain in full force and effect after the date hereof, including: (a) complying with and maintaining the R&W Insurance Policy in full force and effect, (b) paying when due all premiums, fees, costs and taxes payable thereunder, and (c) satisfying on a timely basis all conditions necessary for the issuance of or continuance of coverage under the R&W Insurance Policy. Purchaser and its Affiliates shall not terminate, cancel, amend, waive or otherwise modify the R&W Insurance Policy or any of the coverage thereunder in a manner that is materially adverse to the Seller prior to, at or at any time after the Closing.

8.08 Financing.

(a) Purchaser shall (i) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing on the terms and conditions described in the Commitment Documents at or prior to the Closing, including using reasonable best efforts to (A) maintain in full force and effect the Commitment Documents until consummation of the transactions contemplated by this Agreement, and (B) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Purchaser in the Commitment Documents that are to be satisfied by Purchaser and to consummate the Financing at or prior to the Closing, which such reasonable best efforts shall include, for the avoidance of doubt, taking enforcement action (including through litigation) to cause the Financing Sources and other Persons committing to provide the Financing to comply with their obligations under the Commitment Documents and to fund such Financing at the Closing in accordance with the terms and subject to the conditions set forth in the Commitment Documents and (ii) comply with their obligations under the Commitment Documents. In furtherance of, and not in limitation of, the foregoing, in the event that any portion of the Financing is replaced or reduced as a result of an offering of Additional Senior Notes, then the Purchaser shall cause the proceeds of such offering to be used to consummate the transactions contemplated by this Agreement. Purchaser shall keep the Company informed on a reasonably current basis in reasonable detail of any material developments concerning the status of the Financing and Purchaser shall allow the Company to reasonably consult with the Financing Sources and providers of the Financing regarding the status of such Financing (provided, that Purchaser shall have the right to have one or more Representatives present during any such consultation). Purchaser shall provide the Company, upon reasonable request, with copies of such other reasonable information and documentation regarding the Financing as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities.

(b) In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Documents, Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Financing that is available, to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses (“Alternative Financing”) as promptly as practicable following the occurrence of such event and to obtain and provide the Company with a copy of, the new financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”). As applicable, references in this Agreement (other than with respect to representations in this Agreement made by Purchaser that speak as of the date hereof) (i) to “Financing” shall include Alternative Financing, and (iii) to “Commitment Documents” shall include the Alternative Financing Commitment Letter and any definitive documentation relating to any such Alternative Financing.

(c) Purchaser shall promptly (and, in any event, within one (1) Business Day) notify the Company in writing of the occurrence of any of the following: (i) termination or expiration of any Commitment Documents, (ii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) under any Commitment Documents by Purchaser or, to the knowledge of Purchaser, any other party to such Commitment Documents, (iii) receipt by Purchaser or any of its respective Affiliates or Representatives of any notice or other communication from any Financing Source or any other Person with respect to any (A) actual, threatened or alleged breach, default, termination or repudiation by any party to any Commitment Documents or any provision of any Commitment Documents (including any proposal by any Financing Source or other Person to withdraw, terminate or make a material change in the terms of (including the amount of Financing contemplated) the Commitment Documents) or (B) material dispute or disagreement between or among any parties to any Commitment Documents or (iv) the good faith belief by Purchaser that (A) there is (or there is reasonably likely to be) a material dispute or disagreement between or among any parties to the Commitment Documents or (B) there is a possibility that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Documents. As soon as reasonably practicable, but in any event within two (2) Business Days, Purchaser shall provide to the Company and its Representatives any and all information reasonably requested by the Company relating to any of the circumstances referred to in this Section (c).

(d) Purchaser shall not permit or consent to (i) any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under, the Commitment Documents if such amendment, restatement, supplement, termination, modification or waiver would (A) change, expand or impose additional conditions precedent to the funding of the Financing from those set forth in the Commitment Documents on the date of this Agreement, (B) change the timing of the funding of the Financing thereunder, (C) be reasonably expected to impair, delay or prevent the availability of all or a portion of the Financing or the consummation of the transactions contemplated by this Agreement, (D) reduce the aggregate cash amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing (except as a result of an offering of Additional Senior Notes where proceeds of such offering will be used to consummate the transactions contemplated by this Agreement)) or (E) otherwise adversely affect the ability of the Company or Purchaser to enforce their rights under the Commitment Documents or to consummate the transactions contemplated by this Agreement or the timing of the Closing, including by making the funding of the Financing less likely to occur (collectively, the “Restricted Commitment Letter Amendments”) or (ii) early termination of the Commitment Documents. For purposes of this Agreement (other than with respect to representations in this Agreement made by Purchaser that speak as of the date hereof), references to the “Commitment Documents” shall include such document as permitted or required by this Section 8.08 to be amended, restated, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver. Any breach of the Commitment Documents by Purchaser shall be deemed a breach by Purchaser of this Agreement.

(e) If the Commitment Documents are replaced, amended, supplemented or modified, including as a result of obtaining Alternative Financing, or if Purchaser substitutes other financing for all or any portion of the Financing in accordance with this Section 8.08, Purchaser shall comply with its obligations under this Agreement, including this Section 8.08, with respect to the Commitment Documents as so replaced, amended, supplemented or modified to the same extent that Purchaser was obligated to comply prior to the date the Commitment Documents were so replaced, amended, supplemented or modified.

8.09 Acknowledgment of Purchaser; No Reliance. Except as expressly provided in Article III, IV or V, the Company, its Subsidiaries, Holdings and Seller do not make or provide, and Purchaser hereby waives and disclaims all reliance on, any warranty or representation, express or implied, as to the quality, merchantability, as for a particular purpose, conformity to samples, or condition of Holdings’, Company’s and its Subsidiaries’ assets or any part thereto. In connection with Purchaser’s investigation of the Company and its Subsidiaries, Purchaser may have received certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser is familiar with such uncertainties and that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including, without limitation, the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, Purchaser hereby acknowledges that none of Seller, Holdings, the Company or any of its Subsidiaries is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including, without limitation, the reasonableness of the assumptions underlying such estimates, projections and forecasts, and that Purchaser has not relied on any such estimates, projections or other forecasts or plans. Purchaser further agrees that (i) none of Seller, Holdings the Company, any of its Subsidiaries or any other Person will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any confidential information memorandum or similar memoranda and presentations and any other information, document or material made available to Purchaser or its Affiliates in certain “data rooms,” management presentations or any other form in expectation of the transactions contemplated by this Agreement, and (ii) Purchaser has not relied on any such information, or on the omission of any such information.

8.10 Oncology Business MOU. Purchaser shall negotiate in good faith with Seller to mutually agree upon the terms of a memorandum of understanding which will set out parameters of a joint venture arrangement pursuant to which the Oncology Business of the Company can be expanded into China. The expanded business in China will include a name to be determined by Seller and will be managed by the Company with Seller as the local joint venture partner. In addition, Purchaser Parent shall also grant Seller the right to serve as an advisor to the Purchaser Parent board of directors on matters of investment and expansion of Purchaser Parent’s healthcare business in China.

8.11 Registration of Closing Share Consideration.

(a) As soon as reasonably practicable following the Closing Date, Purchaser shall cause Purchaser Parent to file with the Securities and Exchange Commission (the “Commission”) (at Purchaser Parent’s sole cost and expense) a registration statement of Form F-3 (the “Registration Statement”) registering the resale of all shares issued in connection with Closing Share Consideration (the “Registrable Securities”), and Purchaser shall cause Purchaser Parent to use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the Closing Date and (ii) the fifth Business Day after the date the Purchaser Parent is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that Purchaser Parent’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Seller furnishing a completed and executed selling securityholder questionnaire in customary form to Purchaser and Purchaser Parent that contains the information required by Commission rules for a Registration Statement regarding Seller, the securities held by Seller and the intended method of disposition of the Registrable Securities to effect the registration of the Registrable Securities.

(b) Purchaser agrees that it will cause such Registration Statement or another registration statement registering the Registerable Securities held by Seller (which may be a “shelf” registration statement) to remain effective until the earlier of (i) the date on which Seller no longer owns any Purchaser Parent Common Shares acquired pursuant to this Agreement or (iii) the first date on which Seller can sell all of its Purchaser Parent Common Shares (or shares received in exchange therefor) without restriction under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Purchaser Parent to be in compliance with the current public information requirement under Rule 144(c)(1) or Rule 144(i)(2), as applicable (the “Registration Period”). Notwithstanding the foregoing, if the Commission prevents the Purchaser Parent from including any or all of the Registerable Securities for registration pursuant to the Registration Statement due to limitations on the use of Rule 415 under the Securities Act, such Registration Statement shall register the maximum number of Registerable Securities as is permitted to be registered by the Commission, and as promptly as practicable after being permitted to register additional Registerable Securities under Rule 415 under the Securities Act, Purchaser shall cause Purchaser Parent to amend the Registration Statement or file a new Registration Statement to register such additional Registrable Securities and cause such amendment or Registration Statement to become effective as promptly as practicable.

(c) In the case of the registration effected by Purchaser Parent pursuant to the obligations set forth in this Section 8.11, Purchaser shall cause Purchaser Parent, at its sole expense:

(i) except for such times as the Purchaser Parent is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which Purchaser Parent determines to obtain, continuously effective with respect to Seller, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions during the Registration Period;

(ii) advise Seller within five Business Days: (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iii) of the receipt by Purchaser Parent of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (iv) of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading; provided that Purchaser Parent shall not, when so advising Seller of such events, provide Seller with any material, nonpublic information regarding Purchaser Parent;

(iii) use its commercially reasonable efforts to cause all Registrable Securities to be listed on The Nasdaq Stock Market LLC (or any other U.S. securities exchange or market, if any) on which the Purchaser Parent Common Shares are then listed.

(d) Notwithstanding anything to the contrary in this Agreement, Purchaser and Purchaser Parent shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Seller not to sell under the Registration Statement or to suspend the effectiveness thereof, if the filing, effectiveness or continued use of any Registration Statement would require the Purchaser Parent to make any public disclosure of material non-public information, which disclosure, in the good faith determination of the board of directors of Purchaser Parent, after consultation with counsel to Purchaser Parent, (a) would be required to be made in any Registration Statement in order for the applicable Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) Purchaser Parent has a bona fide business purpose for not making such information public (each such circumstance, a “Suspension Event”); provided, however, that Purchaser Parent may not delay or suspend the Registration Statement on more than three (3) occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from Purchaser Parent of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Seller agrees that it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Seller receives copies of a supplemental or amended prospectus (which Purchaser Parent shall promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Purchaser Parent that it may resume such offers and sales.

ARTICLE IX

INDEMNIFICATION

9.01 Survival.

(a) The parties hereto, intending to modify any applicable statute of limitations, each agree that:

(i) except as may be necessary for Purchaser to bring claims under the R&W Insurance Policy, the representations and warranties of Holdings, Company, Seller and Purchaser contained in this Agreement shall terminate effective as of the Closing and shall not survive the Closing, except:

(A) in respect of the Seller Group Fundamental Representations or the Purchaser Fundamental Representations (and the corresponding representations and warranties set out in the certificates to be delivered pursuant to Section 2.01(f) and Section 2.02(f)), which will survive Closing and continue in full force and effect without limitation of time;

(B) in the case of Fraud, which will survive Closing and continue in full force and effect without limitation of time; and

(C) any Excluded Matters which will survive Closing and continue in full force and effect for a period of 18 months following Closing;

(ii) the covenants in this Agreement shall survive the Closing in accordance with their respective terms only for such period as shall be required for the party required to perform under such covenant to complete the performance required thereby;

(each such date, the “Survival Period Termination Date”).

(b) No Person shall be liable for any claim for indemnification under this Article IX unless written notice specifying in reasonable detail the nature of the claim for indemnification is delivered by the Person seeking indemnification to the Person from whom indemnification is sought prior to the applicable Survival Period Termination Date, in which case the representation, warranty, covenant or agreement which is the subject of such claim shall survive, to the extent of such claim only, until such claim is resolved. For the avoidance of doubt, the foregoing limits shall not impair or limit any claims made by Purchaser under the R&W Insurance Policy.

9.02 Indemnification for the Benefit of the Purchaser. Subject to Section 9.04, the Seller shall joint and severally indemnify and save each of the Purchaser and its Affiliates, shareholders, directors, officers, employees, agents, representatives and their respective successors and assigns (each, a “Purchaser Indemnified Party”) harmless of and from, and shall pay for, any Losses suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a) any breach or inaccuracy of any of the Seller Group Fundamental Representations;

(b) any failure of the Seller or, on or prior to the Closing, Holdings or the Company, to perform or fulfil any of their covenants or obligations under this Agreement;

(c) Fraud of the Seller; and

(d) any Excluded Matter.

9.03 Indemnification for the Benefit of the Seller. Subject to Section 9.04, the Purchaser shall indemnify and save each of the Seller and their Affiliates, shareholders, directors, officers, employees, agents, representatives and their respective successors and assigns (each, a “Seller Indemnified Party”) harmless of and from, and shall pay for, any Losses suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a) any breach or inaccuracy of any of the Purchaser Fundamental Representations;

(b) any failure of the Purchaser to perform or fulfil any of its covenants or obligations under this Agreement; and

(c) Fraud of the Purchaser.

9.04 Limitations on Indemnification.

(a) Seller shall not be liable for any Losses pursuant to Section 9.02(a) except to the extent such Losses exceed the Retention Amount.

(b) If Losses for which Seller is liable pursuant to Section 9.02(a) exceed the Retention Amount, the Purchaser’s sole source of recourse for the amount of such Losses exceeding the Retention Amount shall be: (i) first, by way of recourse against the R&W Insurance Policy; and (ii) second, only once such Losses exceed the applicable coverage limitations under the R&W Insurance Policy, by way of recourse against the Seller directly for the amount of any unsatisfied Losses in excess of the foregoing.

(c) An Indemnified Party shall not be entitled to double recovery for any Losses hereunder.

(d) In no event shall the aggregate liability of the Seller or the Purchaser pursuant to this Article IX exceed the Final Purchase Price.

9.05 Notification.

(a) If a Third Party Claim is instituted or asserted against an Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party in writing of the Third Party Claim.

(b) If an Indemnified Party becomes aware of a Direct Claim, the Indemnified Party shall promptly notify the Indemnifying Party in writing of the Direct Claim.

(c) Notice to an Indemnifying Party under this Section 9.05(c) of a Direct Claim or a Third Party Claim is assertion of a claim for indemnification against the Indemnifying Party under this Agreement.

(d) The omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Party, unless the notification occurs after the expiration of the specified period set out in Section 9.01 or (and only to that extent that) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend.

9.06 Fraud and Other Remedies. The rights and remedies of the parties under this Agreement are cumulative and are without prejudice and in addition to any rights or remedies a party may have at law or in equity. In addition, nothing in this Agreement, including this Article IX, limits or restricts in any way any remedies available, or Losses payable, for claims involving Fraud.

9.07 Adjustment to Purchase Price. Any payment made by the Seller as an Indemnifying Party pursuant to this Article IX will constitute a dollar-for-dollar decrease of the Final Purchase Price and any payment made by the Purchaser as an Indemnifying Party pursuant to this Article IX will constitute a dollar-for-dollar increase of the Final Purchase Price.

ARTICLE X

TERMINATION

10.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Purchaser and Seller;

(b) by Purchaser, if (i) there has been a material violation or breach by Holdings, Company or Seller of any covenant, representation or warranty contained in this Agreement, (ii) Purchaser has promptly notified Seller of such breach in reasonable detail in writing, (iii) there is a reasonable likelihood that such breach will result in the failure of any condition set forth in Section 2.01 to be satisfied as of the Bringdown Date or at Closing (as specified in Section 2.01) and (iv) such breach is incapable of cure, constitutes a breach of the obligation to consummate the Closing at the time established for the Closing pursuant to Section 1.03, or has continued without cure until the earlier of (A) thirty (30) days after delivery of such notice of breach, or (B) the Outside Date (provided that Purchaser shall not have the right to terminate pursuant to this Section 10.01(b)(iv)(B) if Seller has diligently pursued a cure to such breach as promptly as reasonably practicable and less than ten (10) Business Days have elapsed since the delivery of such notice of breach); provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.01(b) if Purchaser is then in material breach of this Agreement;

(c) by Seller if (i) there has been a material violation or breach by Purchaser of any covenant, representation or warranty contained in this Agreement, (ii) Seller has promptly notified Purchaser of such breach in reasonable detail in writing, (iii) there is a reasonable likelihood that such breach will result in the failure of any condition set forth in Section 2.02 to be satisfied as of the Bringdown Date or at Closing (as specified in Section 2.02) and (iv) such breach is incapable of cure, constitutes a breach of the obligation to consummate the Closing at the time established for the Closing pursuant to Section 1.03, or has continued without cure until the earlier of (A) thirty (30) days after delivery of such notice of breach, or (B) the Outside Date (provided that Seller shall not have the right to terminate pursuant to this Section 10.01(c)(iv)(B) if Purchaser has diligently pursued a cure to such breach as promptly as reasonably practicable and less than ten (10) Business Days have elapsed since the delivery of such notice of breach); provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 10.01(c) if Holdings, Seller or the Company is then in material breach of this Agreement;

(d) by Seller if (i) all of the conditions to Closing set forth in Section 2.01 have been satisfied or waived (other than those that, by their nature, are to be satisfied at the Closing), (ii) Holdings, Company and Seller have confirmed by written notice to the Purchaser that (A) all conditions set forth in Section 2.02 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing) or that they would be willing to waive any unsatisfied conditions in Section 2.02, and (B) they are ready, willing, and able to consummate the transactions contemplated hereby, and (iii) the Purchaser fails to consummate the transactions contemplated hereby within thirteen (13) Business Days following the delivery of such notice;

(e) by Purchaser if (i) all of the conditions to Closing set forth in Section 2.01 have been satisfied or waived (other than those that, by their nature, are to be satisfied at the Closing), (ii) the Purchaser has confirmed by written notice to Holdings, Company and Seller that (A) all conditions set forth in Section 2.02 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing) or that they would be willing to waive any unsatisfied conditions in Section 2.02, and (B) the Purchaser is ready, willing, and able to consummate the transactions contemplated hereby, and (iii) Holdings, Company and Seller fail to consummate the transactions contemplated hereby within thirteen Business Days following the delivery of such notice;

(f) by either party if the transactions contemplated hereby shall not have been consummated by the date that is 120 days after the date of this Agreement (the “Outside Date”); provided, that if the Closing shall not have occurred by the Outside Date but on that date any of the conditions set forth in Section 2.01(c), Section 2.01(d), Section 2.02(c) or Section 2.02(d) (solely as any such Section relates to any Antitrust Laws) shall not be satisfied, or the condition set forth in Section 2.01(j) shall not be satisfied or waived by the Purchaser in its sole discretion, but, in either case, all other conditions shall have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing), then the parties may, by mutual consent, elect to extend the Outside Date for an additional period ending ninety days after the Outside Date (the “Extension Date”); and provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(f) shall not be available to any party whose failure to perform any of its material obligations under this Agreement has prevented the consummation of the transactions contemplated hereby;

(g) by Purchaser if there has occurred a Material Adverse Effect prior to the Bringdown Date; or

(h) by either Purchaser or Seller by delivering written notice to the other if any Governmental Authority issues an order, decree, ruling or other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and non-appealable prior to the Bringdown Date; provided, that the Person seeking to terminate this Agreement pursuant to this Section 10.01(h) (or, in the case where Seller is seeking to terminate, the Company) has fully complied with its obligations under Sections 7.03 or 8.03, as applicable. The party desiring to terminate this Agreement pursuant to clauses subsections (b) through (f) of this Section 10.01 shall give written notice of such termination to the other parties hereto.

10.02 Effect of Termination.

(a) Each party’s right of termination under this Article X is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in this Article X limits or affects any other rights or causes of action any party may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement. If a party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

(b) If this Agreement is terminated pursuant to Section 10.01, all obligations of the parties under this Agreement will terminate, except that:

(i) each party’s obligations under Sections 8.08, 13.01, 13.02 and 13.17 will survive; and

(ii) if this Agreement is terminated by a party because of a breach of this Agreement by the other party or because a condition for the benefit of the terminating party has not been satisfied because the other party has failed to perform any of its obligations or covenants under this Agreement which are reasonably capable of being performed or caused to be performed by such party, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

10.03 Purchaser Termination Payment.

(a) In the event of the termination of this Agreement in accordance with Section 10.01(c) or 10.01(d) (a “Termination Fee Event”), the Purchaser shall pay to the Seller a fee of $41,000,000, together with all costs and expenses of the Seller or their Affiliates related to any Actions initiated, existing or arising out of or in connection with the payment (or failure to pay) by the Purchaser of such fee (the “Purchaser Termination Fee”); provided that, there shall not be a Termination Fee Event and no Purchaser Termination Fee shall be payable in the event that, at the time of such termination, there exists (i) a failure to satisfy any of the closing conditions set out in Section 2.02(c), Section 2.02(d) or Section 2.02(e) (except where such failure was as a result of a breach of the Agreement by Purchaser), or (ii) a material breach of this Agreement by Seller, the Company or Holdings. The Purchaser shall pay the Purchaser Termination Fee within five Business Days of the Termination Fee Event having occurred in immediately available funds by wire transfer.

(b) In the event of the termination of this Agreement in accordance with Section 10.01(f) after an extension of the Outside Date (an “Antitrust Termination Fee Event”), the Purchaser shall pay to the Seller a fee of $20,500,000, together with all costs and expenses of the Seller or their Affiliates related to any Actions initiated, existing or arising out of or in connection with the payment (or failure to pay) by the Purchaser of such fee (the “Purchaser Antitrust Termination Fee”); provided that, there shall not be an Antitrust Termination Fee Event and no Purchaser Antitrust Termination Fee shall be payable in the event that such right to termination is a result of a material breach of this Agreement by Seller, the

Company or Holdings. The Purchaser shall pay the Purchaser Antitrust Termination Fee within five Business Days of the Antitrust Termination Fee Event having occurred in immediately available funds by wire transfer. For the avoidance of doubt, not withstanding anything in this Agreement to the contrary, in no event will Seller be entitled to receive both a Purchaser Termination Fee and a Purchaser Antitrust Termination Fee.

(c) The parties acknowledge and agree that (A) the fees and other provisions of this Section 10.03 are an integral part of the transactions contemplated by this Agreement, (B) the Purchaser Termination Fee constitutes liquidated damages in a reasonable amount that will compensate the Seller for the efforts and resources expended and the opportunities foregone while negotiating this Agreement, and in reliance upon this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, and for the loss suffered by reason of the failure of such consummation, which amount would otherwise be uncertain and incapable of accurate determination, and not a penalty, and (C) without these agreements, the parties would not enter into this Agreement. Each party covenants and agrees that it will not take any position that is in any way inconsistent with the immediately preceding sentence.

(d) The parties acknowledge (on behalf of themselves and their Affiliates, Representatives and each of their former, present and future Subsidiaries, and each of their respective past, present or future general or limited partners, management companies, members, direct or indirect stockholders or equity holders or controlling Persons, or any successor or assign of any of the foregoing) that the payment by the Purchaser of the Purchaser Termination Fee in accordance with Section 10.03 represents the sole and exclusive liability and remedy of the Purchaser, the Financing Sources, their respective Affiliates and their respective Representatives to the Seller, the Company, Holdings and their respective Affiliates and Representatives and each of their former, present and future Subsidiaries, and each of their respective past, present or future general or limited partners, management companies, members, direct or indirect stockholders or equity holders or controlling Persons, or any successor or assign of any of the foregoing on account of the Termination Fee Event.

ARTICLE XI

ADDITIONAL COVENANTS

11.01 Tax Matters.

(a) Transfer Taxes. Any transfer, documentary, sales, use, registration and real property transfer or gains tax, stamp tax, excise tax, stock transfer tax, or other similar Tax imposed on any Purchased Company or Seller as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes, shall be paid one-half by the Purchaser and one-half by the Seller on behalf of the Seller. The party required by Law to file a Tax Return with respect to such Transfer Taxes shall do so in the time and manner prescribed by Law, and the non-filing party shall promptly reimburse the filing party for its share of any Transfer Taxes upon receipt of evidence reasonably satisfactory to the non-filing party of the amount of such Transfer Taxes.

(b) No Section 338 or 336 Election. Purchaser and its Affiliates shall not make any election under Section 338 of the Code or Section 336 of the Code (or any similar provisions under state, local, or foreign Law) with respect to the acquisition of the Purchased Companies.

(c) Records. Purchaser and the Seller, on behalf of the Seller, shall cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of any Tax Returns of or with respect to any Purchased Company or its respective operations, and any inquiry, audit, examination, hearing, trial, appeal, or other administrative or judicial proceeding with respect to any Taxes or Tax Return of the Company or any Subsidiary (a “Tax Contest”). Such cooperation shall include obtaining and providing appropriate forms, retaining and providing records and information that are reasonably relevant to any such Tax Return or Tax Contest.

(d) FIRPTA. At the Closing, Holdings shall provide Purchaser with a certificate satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3). Following the Closing, Purchaser shall provide the Seller with a copy of proof of mailing to the U.S. Internal Revenue Service of a notice satisfying the requirements of Treasury Regulations Section 1.897-2(h)(2).

(e) Post-Closing Actions. Prior to the final determination of Purchase Price pursuant to Section 1.05, Purchaser and each of its affiliates shall not, and shall not cause any Purchased Company to (i) make (outside of the ordinary course of business), change or revoke any Tax election with respect to any Pre-Closing Tax Period, (ii) settle or compromise any Tax audit, litigation or similar proceeding with respect to Taxes for any Pre-Closing Tax Period, (iii) enter into any voluntary disclosure agreement with a taxing authority or (iv) except to the extent required by applicable law, make any change in accounting method with respect to any Pre-Closing Tax Period, in each case, without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(f) Straddle Periods. In the case of any Straddle Period, the amount of any Taxes based on or measured by income, receipts, or payroll of Holdings and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes of Holdings and its Subsidiaries for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period. Exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a daily basis and Taxes that are computed on a periodic basis, such as property Taxes, shall also be apportioned on a daily basis.

(g) Push-Out Elections. The Seller acknowledges that the Purchaser shall cause each Purchased Company and Joint Venture Entity to make a “push out” election pursuant to Section 6226 of the Code (or any analogous provision of state, local or foreign Tax Law).

11.02 Interventional Sale Receivables. At Closing, the Operational Companies and any Affiliate shall assign to Seller all of their respective rights and obligations with respect to (a) proceeds from receivables from the sale of interventional segment businesses in Arizona and Florida set forth on Schedule 11.02(a), (b) proceeds (including, without limitation, both interest and principal) from the repayment of certain loans made to physician loans by Operational Companies set forth on Schedule 11.02(b) or (c) any liabilities incurred in connection with or as a result of sale of the Company’s interventional segment businesses in Arizona and Florida, including the liabilities for unpaid balances associated with the lease liability of cease-use and sublease losses on properties incurred in connection with or as a result of such sales set forth on Schedule 11.02(c). Purchaser hereby agrees that, after Closing, upon receipt by any Operational Company or any Affiliate of proceeds contemplated in items (a) and (b) above, Purchaser shall cause such proceeds, net of the liabilities contemplated in item (c) above, to be set aside and such net proceeds to be paid to Seller in a timely manner. Purchaser shall use commercially reasonable efforts to cause any such proceeds contemplated in items (a) and (b) above to be collected in a timely manner and agrees to cause the Operational Companies to take such actions to collect any such proceeds as reasonably requested or directed by Seller; provided that, any external fees incurred at the direction of Seller, or any advisor costs incurred by any of the Operational Companies at the direction of Seller, in each case in connection with the collection of such proceeds, shall be borne by Seller at its sole expense.

11.03 Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

11.04 Disclosure Generally. All Disclosure Schedules attached hereto are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Disclosure Schedules shall be deemed to refer to this entire Agreement, including all Disclosure Schedules.

ARTICLE XII

DEFINITIONS

12.01 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Accrued Tax Liability” means an amount equal the sum of (i) the amount of any “applicable employment taxes” as defined in Section 2302(d) of the CARES Act that any of the Purchased Companies or Joint Venture Entities has elected to defer pursuant to Section 2302 of the CARES Act and any deferred employee payroll tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) pursuant to or in connection with the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020 or Notice 2020-22, in each case, that have not been paid as of the Closing (provided that, any such amount with respect to the Joint Venture Entities shall be multiplied by the applicable Joint Venture Ownership Percentage), (ii) the amount of the liability for income Taxes of the Purchased Companies and Joint Venture Entities on a combined basis, separately calculated for each Purchased Company and Joint Venture Entity in each applicable taxing jurisdiction (which amount of Tax liabilities shall not be less than zero in the aggregate or in respect of any applicable taxing jurisdiction for any Purchased Company or Joint Venture Entity, with respect to Pre-Closing Tax Periods and that is unpaid as of the Closing Date (provided that, any such amount with respect to the Joint Venture Entities shall be multiplied by the applicable Joint Venture Ownership Percentage); and (iii) any income Taxes relating to the repurchase and redemption of all outstanding Warrants of the Company; provided that clauses (ii) through (iii) hereof will only apply to Taxes for applicable Pre-Closing Tax Periods with respect to which Holdings has not filed its federal income Tax Return. The calculation of clause (ii) and (iii) hereof shall (A) exclude any deferred Tax liabilities and deferred Tax assets, (B) take into account estimated (or other prepaid) tax payments made as of the Closing Date only to the extent such payments have the effect of reducing (not below zero) the particular current income Tax in respect of which such payments were made, (C) take into account the Transaction Tax Deductions to the extent permitted by applicable Tax Law, but only to the extent such deductions have the effect of reducing (not below zero) a particular income Tax liability, (D) exclude any Taxes incurred as a result of actions taken (or caused to be taken) by the Purchaser or its Affiliates (including, following the Closing, the Purchased Companies) on the Closing Date after the Closing outside the ordinary course of business and not specified in this Agreement, and (E) be in accordance with past practice, unless otherwise required by applicable Law. In the case of any Straddle Period, the Accrued Tax Liability shall include an amount equal to the Taxes for the Straddle Period allocated to the portion of the Straddle Period ending on and including the Closing Date, determined using the conventions set forth in Section 11.01(f).

“Acquisition Transaction” has the meaning set forth in Section 7.05.

“Action” means any claim, action, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, audit, hearing, complaint, demand or proceeding to, from, by or before any Governmental Authority or any other arbiter, including any arbitrator, mediator or any other dispute resolution panel or body (whether or not involving any Governmental Authority).

“Additional Senior Notes” has the meaning set forth in Section 7.06(a).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreed Capital Lease Amount: means the following as determined at the Measurement Time (i) the liabilities for capitalized leases and equipment debt for the Company and its Subsidiaries; and (iii) the liabilities for capitalized leases and equipment debt for the Joint Venture Entities (multiplied by the applicable Joint Venture Ownership Percentage).

“Agreement” means this Share Purchase Agreement dated as of June 25, 2021, made by and among the Purchaser, Holdings, Company and the Seller.

“Alternative Financing” has the meaning set forth in Section 8.08(a).

“Alternative Financing Commitment Letter” has the meaning set forth in Section 8.08(a).

“Bringdown Date” means the fourth Business Day following full satisfaction or due waiver of all of the closing conditions set forth in Article II hereof (other than those to be satisfied at the Closing, but subject to the satisfaction of those conditions).

“Business” shall mean the business of the Operational Companies as conducted on the date hereof.

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which banks are not required or authorized to be closed in San Francisco, California.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), as amended from time to time and any similar or successor legislation, executive order or executive memo relating to COVID-19 pandemic, as well as any applicable guidance issued thereunder or relating thereto (including, without limitation, IRS Notice 2020-65, 2020-38 IRB, and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing Covid-19 Disaster, dated August 8, 2020), Notice 2021-11, or issued by the U.S. Small Business Administration (the “SBA”) or any other Governmental Authority in connection therewith, and any subsequent legislation intended to address the consequences of the COIVD-19 pandemic, including the Consolidated Appropriation Act, 2021, in each case as in effect from time to time.

“CARES Funds” has the meaning set forth in Section 3.25(a).

“Change in Control” means, with respect to a Person, (i) the closing of a merger, consolidation, liquidation or reorganization of such Person into or with another company or other legal person, after which merger, consolidation, liquidation or reorganization the capital stock of such Person outstanding prior to consummation of the transaction is not converted into or exchanged for or does not represent more than 50% of the aggregate voting power of the surviving or resulting entity; (ii) the direct or indirect acquisition by any other Person of more than 50% of the voting equity of such Person, in a single or series of related transactions; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of such Person.

“Charter” shall mean the Company’s Certificate of Incorporation.

“Closing” has the meaning set forth in Section 1.02(a).

“Closing Balance Sheet” has the meaning set forth in Section 1.05(b).

“Closing Date” has the meaning set forth in Section 1.02(a).

“Closing Share Consideration” means such number of Purchaser Parent Common Shares equal to 19.99% of the Purchaser’s issued and outstanding Purchaser Parent Common Shares immediately prior to the date hereof, priced on the basis of the volume-weighted average trading price of such Purchaser Parent Common Shares on the NASDAQ Capital Market for the five trading days ending on the trading day immediately prior to the date hereof.

“Closing Share Consideration Amount” means the aggregate dollar value of the Closing Share Consideration issued on Closing, being the product of: (i) the Closing Share Consideration, and (ii) the volume-weighted average trading price of such Purchaser Parent Common Shares on the NASDAQ Capital Market for the five trading days ending on the trading day immediately prior to the date hereof.

“Closing Payment Amount” means an amount equal to the Estimated Purchase Price less the Warrant Repurchase Amount.

“Closing Transaction” has the meaning set forth in Section 1.02(a).

“Code” has the meaning set forth in Section 3.15(c).

“Commitment Documents” has the meaning set forth in Section 6.08(a).

“Common Stock” means the Common Stock, par value $0.01 per share, of Holdings.

“Company” means Alliance HealthCare Services Inc., a Delaware corporation.

“Company Cash” means (i) with respect to the Company and its Wholly-Owned Subsidiaries, the sum of the fair market value (if denominated in a currency other than United States dollars, expressed in United States dollars calculated based of the relevant currency exchange rate in effect (as published in The Wall Street Journal) as of the Measurement Time) of all cash and cash equivalents held by the Company and its Wholly-Owned Subsidiaries, excluding Restricted Cash and (ii) with respect to the Joint Venture Entities, the sum of the fair market value (if denominated in a currency other than United States dollars, expressed in United States dollars calculated based of the relevant currency exchange rate in effect (as published in The Wall Street Journal) as of the Measurement Time) of all cash and cash equivalents held by each Joint Venture Entity multiplied by the applicable Joint Venture Ownership Percentage, excluding Restricted Cash, in each case, as of the Measurement Time and as set forth in the Statement of Accounting Principles attached as Exhibit C hereto.

“Company Employees” has the meaning set forth in Section 3.22(b).

“Company Indebtedness” means, without duplication and with respect to any Person, as of the Measurement Time, all Indebtedness of the Company outstanding under (i) the First Lien Credit Agreement, dated as of October 24, 2017, among the Company, Holdings, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, as amended, restated, supplemented and/or otherwise modified from time to time, (ii) the Second Lien Credit Agreement, dated as of October 24, 2017, among the Company, Holdings, the lenders from time to time party thereto and Wilmington Trust, National Association, as administrative agent and as collateral agent, as amended, restated, supplemented and/or otherwise modified from time to time, and (iii) any swap or hedge arrangements of the Company; in each case, as determined at the Measurement Time in accordance with the Accounting Principles, and as set forth in Exhibit C hereto.

“Compliance Requirements” means, with respect to the Required Financial Information, that: (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary to make such information not materially misleading, when taken as a whole, in light of the circumstances under which such statements have been made; (ii) the Company’s auditors have not withdrawn, or advised the Company or its Affiliates in writing that they intend to withdraw, any audit opinion on any of the audited financial statements contained in such Required Financial Information (it being understood that the Required Financial Information will satisfy the Compliance Requirements if the applicable independent auditor have delivered an unqualified audit opinion with respect to such financial statements and the applicable Required Financial Information has been amended); (iii) the Company has not publicly announced its intention to restate any financial statements included in such Required Financial Information (it being understood that such information will be compliant in respect of this clause (iii) if and when such restatement is completed or the Company has publicly announced that is has determined no such restatement is required); (iv) such Required Financial Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulations S-K and S-X under the U.S. Securities Act applicable to offerings of non-convertible debt securities on a registration statement on Form S-1 (excluding segment reporting that is in addition to the Company’s current reporting of segments and information required by Rule 3-05, Rule 3-09, Rule 3-10 and Rule 3-16 of Regulation S- X (provided that information with respect to assets, liabilities, revenue and EBITDA with respect to non- guarantors in the aggregate shall be provided) and Item 402(b) of Regulation S-K and excluding any such other requirements that are not customarily included in an offering of debt securities under Rule 144A), and is as of a date that would permit a registration statement of Form S-1 for the offering of non-convertible debt securities by a non-accelerated filer using such financial information and financial statements provided at the commencement of the Marketing Period to be declared effective by the SEC throughout the Marketing Period; and (v) the financial statements and other financial information included in such Required Financial Information are sufficient to permit the Company’s independent auditor to issue a customary “comfort” letter as of such date with respect to such financial statements and financial information to the financing sources providing the portion of the Financing consisting of debt securities (including customary “negative assurance” comfort) in order to consummate an offering of debt securities as is customary for Rule 144A underwritten offerings of high-yield debt securities and such auditors have delivered drafts of customary comfort letters, including, customary negative assurance comfort with respect to periods following the end of the latest fiscal documents, and such auditors have confirmed they are prepared to issue any such comfort letter upon each of any pricing date occurring during the Marketing Period and any closing date occurring during the Marketing Period.

“Confidentiality Agreement” has the meaning set forth in Section 7.02.

“Contingent Workers” has the meaning set forth in Section 3.22(b).

“Continuing Employees” has the meaning set forth in Section 8.06.

“Contractual Obligation” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, sublease, license, commitment, promise, undertaking, arrangement or understanding, whether written or oral, or other document or instrument to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“COVID-19” shall mean the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Actions” shall mean reasonable actions taken (or not taken) in good faith by the Operational Companies (x) in response to COVID-19 (a) to protect the health and safety the Operational Companies’ employees and other individuals having dealings with the Operational Companies or (b) in response to business disruptions caused by COVID-19 or (y) pursuant to any Law, directive, pronouncement or guideline issued by a Governmental Authority, the World Health Organization or industry group providing for restrictions that relate to, or arise out of, COVID-19 (including any shelter in place, stay at home or similar orders or guidelines).

“Customers” means those Persons, including patients, hospitals, health systems, physicians, physician practices and other providers, operators or management or similar companies, for whom the Company or its Subsidiaries has provided or does provide products or services in connection with the Business.

“D&O Claim” has the meaning set forth in Section 8.02(b).

“D&O Indemnified Persons” has the meaning set forth in Section 8.02(a).

“Debt Commitment Letters” has the meaning set forth in Section 6.08.

“Designated Contact” has the meaning set forth in Section 7.02.

“Direct Claim” means any cause, matter, thing, act, omission or state of facts not involving a Third Party Claim which entitles an Indemnified Party to make a claim for indemnification under this Agreement.

“Disclosure Schedules” has the meaning set forth in Article III.

“Dispute Resolution Firm” has the meaning set forth in Section 1.05(b).

“Enterprise Value” has the meaning set forth in Section 1.02(a).

“Environmental Laws” means all applicable federal, state and local Laws enacted and in effect on or prior to the Closing Date concerning occupational health and safety (to the extent relating to exposure to Hazardous Materials), pollution or protection of the environment, including all such Laws relating to the emission, discharge, release or threatened release of any Hazardous Materials into ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Materials.

“ERISA” has the meaning set forth in Section 3.15(a).

“ERISA Affiliate” means, with respect to any Operational Company, any trade or business treated as a single employer with such Operational Company under Section 414(b) or (c) of the Code or Section 40001(b)(1) of ERISA.

“Estimated Agreed Capital Lease Amount” has the meaning set forth in Section 1.05(a).

“Estimated Company Cash” has the meaning set forth in Section 1.05(a).

“Estimated Company Indebtedness” has the meaning set forth in Section 1.05(a).

“Estimated Net Working Capital” has the meaning set forth in Section 1.05(a).

“Estimated Purchase Price” has the meaning set forth in Section 1.02(a).

“Estimated Seller Expenses” has the meaning set forth in Section 1.05(a).

“Excluded Matters” means those matters set forth in Schedule 12.01.

“Facilities” means any facility or location where any of the Operational Companies provides or arranges for the provision of Radiology and Oncology Services.

“Federal Health Care Program” means any “federal health care program” as defined in 42

U.S.C. § 1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority.

“Final Purchase Price” has the meaning set forth in Section 1.05(b).

“Financial Statements” has the meaning set forth in Section 3.06(a).

“Financing” has the meaning set forth in Section 6.08.

“Financing Sources” means any person that commits to provide, or otherwise enters into agreements with the Purchaser or its affiliates in connection with, the Financing, including the Commitment Documents, any joinders to such letters or any definitive documentation relating thereto, together with such Person’s Affiliates and it and such Affiliates’ officers, directors, employees, members, managers and representatives involved in the Financing, and their successors and assigns.

“Financing Transactions” has the meaning set forth in Section 7.06(a).

“Fraud” means an act in the making of a specific representation or warranty expressly set forth in Articles III, IV , V or VI of this Agreement or any schedule, exhibit or document provided pursuant to this Agreement, with intent to deceive another party, and to induce him, her or it to enter into this Agreement and requires: (i) an intentional false representation expressly set forth in Articles III, IV , V or VI of this Agreement or any schedule, exhibit or document provided pursuant to this Agreement; (ii) actual knowledge that such representation or warranty is false (as opposed to any fraud claim based on constructive knowledge, negligence or a similar theory) or a reckless disregard as to the truth or falsity of such representation or warranty; (iii) an intention to induce the party to whom such representation or warranty was made to act or refrain from acting in reliance upon it; (iv) causing that party, in reliance upon such false representation or warranty and with ignorance to the falsity of such representation or warranty, to take or refrain from taking action; and (v) causing such party to suffer damage by reason of such reliance.

“GAAP” means generally accepted accounting principles, policies, practices and procedures in the United States.

“Government Official” means any official, employee or any other similar person acting in an official capacity for any Governmental Authority.

“Governmental Authority” means any federal, state, local, foreign or other governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Materials” means any chemicals, pollutants, contaminants or hazardous or toxic materials, substances or wastes in each case regulated on or prior to the Closing Date for their hazardous, toxic, dangerous or deleterious properties or characteristics.

“Health Care Laws” means all Laws relating to health care providers and health care facilities applicable to any of the Operational Companies or Joint Venture Entities, including those relating to participation in Federal Health Care Programs, the practice of medicine, institutional and professional licensure, pharmacology and the securing, administering and dispensing of drugs, devices, controlled substances, contrast media and other radiopharmaceuticals, medical documentation and physician orders, medical record retention, radiation therapy, laboratory services, diagnostic imaging and testing, unprofessional conduct, fee-splitting, referrals, patient brokering, kickbacks, billing and submission of false or fraudulent claims, claims processing, quality, safety, medical necessity, medical privacy and security, patient confidentiality and informed consent, the hiring of employees or acquisition of services or supplies from Persons excluded from participation in Federal Health Care Programs, standards of care, quality assurance, risk management, utilization review, peer review, mandated reporting of incidents, occurrences, diseases and events, advertising or marketing of health care services, and the enforceability of restrictive covenants on health care providers, including Medicare, Medicaid, CHIP, the TRICARE laws (10 U.S.C.

§ 1071, et seq.), the False Claims Act (31 U.S.C. § 3729, et seq.), the Civil Monetary Penalties Law (42

U.S.C. § 1320a-7a), federal and state anti-kickback statutes (including 42 U.S.C. § 1320a–7b), federal and state referral Laws (including 42 U.S.C. §1395nn and N.J. Stat. Ann. § 45:9-22.4 et seq.), criminal false claims statutes (e.g. 18 U.S.C. §§ 287 and 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C.

§3801, et seq.), the Beneficiary Inducement Statute (42 U.S.C. §1320a– 7a(a)(5)), the Emergency Medical Treatment and Active Labor Act (42 U.S.C. § 1395dd), the Clinical Laboratory Improvement Act (42

U.S.C. § 263a, et seq.), the Confidentiality of Alcohol and Drug Abuse Patient Records Act (42 U.S.C. § 290ee-3, et seq.), the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (P.L. 108- 173, 117 Stat. 2066), the Food, Drug and Cosmetic Act of 1938 (21 U.S.C. § 301, et seq.), the Prescription Drug Marketing Act of 1987 (P.L. 100-293, 102 Stat. 95), the Controlled Substances Act (21 U.S.C. § 801, et seq.) and, in each case, the rules and regulations promulgated under the foregoing statutes.

“Health Care Look Back Date” means January 1, 2016.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, the regulations issued pursuant thereto, and any guidance issued by the U.S. Department of Health and Human Services interpreting the foregoing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication and with respect to any Person, as of immediately prior to Closing on the Closing Date, the amount of (i) any indebtedness for borrowed money,

(ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness guaranteed by such Person, (iv) any indebtedness or liabilities secured by a lien on such Person’s assets,

(v) any indebtedness in respect of letters of credit and bankers’ acceptances, to the extent drawn, (vi) all accrued interest, fees or other similar obligations (including any prepayment penalties, premiums, breakage costs, fees and other costs and expenses associated with repayment) related to the foregoing clauses (i)-(v),

(vii) the Accrued Tax Liability, and (viii) all obligations arising under any interest rate swap or currency hedging arrangements or other similar financial instruments or derivative arrangements.

“Indemnified Party” means, as the context requires, one or both of a Purchaser Indemnified Party or a Seller Indemnified Party.

“Indemnifying Party” means a party against which a claim may be made for indemnification under this Agreement, including pursuant to Article IX.

“Intellectual Property” means all rights, title and interests in and to all intellectual property rights of every kind and nature, however denominated throughout the world, including rights in (a) patents, copyrights, mask work rights, technology, know-how, processes, trade secrets, algorithms, inventions, works, proprietary data, databases, formulae, research and development data and computer software or firmware, (b) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill associated therewith, (c) domain names, rights of privacy and publicity, moral rights, and proprietary rights of any kind or nature, however denominated, throughout the world in all media now known or hereafter created and (d) any and all registrations, applications, recordings, licenses, common- law rights and Contractual Obligations relating to any of the foregoing; and (e) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto.

“Joint Venture Entity” means any corporation, organization or entity in which the Company directly or indirect holds any joint venture interest or other equity ownership interest, other than a Subsidiary.

“Joint Venture Ownership Percentage” means the applicable percentage of joint venture interest or other equity ownership interest of any Joint Venture Entity that is directly or indirectly held by the Company.

“knowledge of the Company”, “to the Company’s knowledge” or other similar phrases shall mean the actual knowledge of Rhonda Longmore-Grund, Bill Larkin, Tracy Wiese, Rich Jones, Doug McCracken, Gina Bonica and Richard Johns, or the knowledge such Persons would have possessed after reasonable inquiry of their direct reports.

“Latest Balance Sheet” has the meaning set forth in Section 3.063.06(a).

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 3.09(b).

“Liens” means liens, security interests, charges or encumbrances.

“Look Back Date” means January 1, 2018.

“Loss(es)” means any losses, liabilities, damages or expenses (including legal fees and expenses), whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Authority, or a cause, matter, thing, act, omission or state of facts not involving a third party. “Losses” does not include, and neither Purchaser nor Seller shall not be entitled to seek or recover from each other, any consequential, indirect or punitive losses, except to the extent paid to a third party.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days following the date hereof (and throughout the Marketing Period the Compliance Requirements have been satisfied; provided that if the Compliance Requirements at any time fail to be satisfied, then the Marketing Period will not be deemed to have commenced and the Marketing Period will only commence when the Compliance Requirements are once again satisfied); provided further that the Marketing Period shall end on any earlier date on which the Financing is consummated. Notwithstanding anything to the contrary contained herein, the parties hereto agree and acknowledge that the Marketing Period shall end no later than forty-five (45) days after the date hereof.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect upon the financial condition, business, assets or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any adverse change, effect, event, occurrence, state of facts or development attributable to (i) the announcement or pendency of the transactions contemplated by this Agreement; (ii) conditions affecting the industry in which the Company and its Subsidiaries participate that are not unique to the Company and its Subsidiaries, the U.S. economy as a whole or the capital markets in general or the markets in which the Company and its Subsidiaries operate; (iii) the taking of any action required by, this Agreement; (iv) any change in applicable Laws or the interpretation thereof; (v) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Authority affecting a national or federal government as a whole; (vi) any change in GAAP; (vii) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America or other country in which the Business operates; (viii) changes in, or effects arising from or relating to, any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, weather condition, explosion or fire or other force majeure event; (ix) epidemics, pandemics, other outbreaks of infectious disease (including in each of the foregoing, COVID-19), including in each case any quarantine restrictions (including any shelter in place, stay at home or similar orders or guidelines), or any escalation or worsening of any of the foregoing, or any action, Law or guideline taken or promulgated by any Governmental Authority, the World Health Organization or industry group in response to any of the foregoing (including COVID-19 Actions); and (x) the failure of the Company and its Subsidiaries to meet or achieve the results set forth in any internal projection; except, in the case of clauses (vii) through (ix), to the extent such changes or effects would have a materially disproportionate effect on the Operational Companies compared to other Persons in the industries and geographic regions in which the Operational Companies conduct their business.

“Material Contract” has the meaning set forth in Section 3.11(a).

“Material Customer” has the meaning set forth in Section 3.23(a).

“Material Payor” has the meaning set forth in Section 3.23(a).

“Material Supplier” has the meaning set forth in Section 3.23(a).

“Medicare Advanced Payment Program” has the meaning set forth in Section 3.25(a).

“Measurement Time” shall mean 11:59 p.m. San Francisco, California time on the day immediately prior to the Closing Date.

“Negative Adjustment Amount” has the meaning set forth in Section 1.05(c)(ii).

“Net Working Capital” means “Net Working Capital” as of the Measurement Time and as set forth in the Statement of Accounting Principles attached as Exhibit C hereto.

“New Plans” has the meaning set forth in Section 8.06.

“Objections Statement” has the meaning set forth in Section 1.05(b).

“OIG” has the meaning set forth in Section 3.18(a).

“Operational Companies” means, collectively, the Company and each of its Subsidiaries and “Operational Company” means any one of the foregoing.

“Outside Date” has the meaning set forth in Section 10.01(f).

“Payors” means all health care service plans, health insurers, health maintenance organizations and/or other private or governmental third-party payors.

“PCI DSS” means the Payment Card Industry Data Security Standard.

“Permits” means, with respect to any Person, any license, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority or any other Person to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Permitted Liens” means (i) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by Holdings and its Subsidiaries and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’, landlords’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, significant; (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Business; (v) public roads and highways; (vi) matters which would be disclosed by an inspection or accurate survey of each parcel of real property; (vii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (viii) liens arising in connection with sales of foreign receivables; (ix) liens on goods in transit incurred pursuant to documentary letters of credit; (x) purchase money liens and liens securing rental payments under capital lease arrangements; (xi) licenses to Intellectual Property; (xii) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money; and (xiii) Liens set forth on Schedule 12.01.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority or any department, agency or political subdivision thereof.

“Personal Information” means Protected Health Information, Social Security Numbers, financial account numbers, driver’s license numbers or state identification numbers, or other “personal information” or similar terms such as “personally identifiable information,” as defined by applicable Laws.

“Plan” or “Plans” has the meaning set forth in Section 3.15(a).

“Positive Adjustment Amount” has the meaning set forth in Section 1.05(c)(i).

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Straddle Period, the portion of such Tax period beginning after the Closing Date.

“Post-Closing Representation” has the meaning set forth in Section 13.18.

“PPP” has the meaning set forth in Section 3.25(a).

“Pre-Closing Representation” has the meaning set forth in Section 13.18.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Tax period ending on the Closing Date.

“Preliminary Closing Statement” has the meaning set forth in Section 1.05(b).

“Prior Company Counsel” has the meaning set forth in Section 13.18.

“Privacy Laws” means all Laws, to the extent not preempted by HIPAA, that govern the privacy, security, or confidentiality of Personal Information. Without limiting the generality of the foregoing, “Privacy Laws” also includes the Telephone Consumer Protection Act, 47 U.S.C. § 227, as amended, the Telemarketing and Consumer Fraud and Abuse Prevention Act, 15 U.S.C. §§ 6101-6108, as amended, all State Law equivalents of and implementing regulations.

“Protected Health Information” has the meaning set forth at 45 C.F.R. § 160.103.

“Proprietary Information” has the meaning set forth in Section 3.12(c).

“Provider” has the meaning set forth in Section 3.18(a).

“Public Statement” has the meaning set forth in Section 13.01.

“Purchased Companies” means, collectively, Holdings, Company and each of the

Subsidiaries.

“Purchaser” means Akumin Corp., a Delaware corporation.

“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser set forth in Section 1.1.1(a) (Closing Share Consideration).

“Purchaser Indemnified Party” has the meaning set forth in Section 9.02.

“Purchaser Parent” means Akumin Inc.

“Purchaser Parent Common Shares” means the common shares in the capital of Purchaser Parent.

“Purchaser Termination Fee” has the meaning set forth in Section 10.03(a).

“Purchaser’s Representatives” has the meaning set forth in Section 7.02.

“R&W Insurance Policy” shall mean that certain representations and warranties insurance policy dated the date hereof and issued by Ethos Specialty Insurance Services LLC for the benefit of Purchaser, as the named insured.

“Radiology and Oncology Services” means the provision of professional radiology and oncology services (including any subspecialty thereof), radiology and oncology related equipment, and/or radiology and oncology related consulting.

“Representative” means, with respect to any Person, any officer, director, principal, partner, manager, attorney, accountant, agent, employee, consultant, financial or other advisor or other authorized representative of such Person.

“Restricted Cash” means any amounts that are subject to restriction, limitations, or Taxes on the use or distribution thereof under applicable Law or under Contractual Obligations, including, without limitation, restrictions on dividends and repatriations or any other form of restriction.

“Required Financial Information” has the meaning set forth in Section 7.06(a).

“Restricted Commitment Letter Amendments” has the meaning set forth in Section 8.08(d).

“Restrictive Covenant Agreement” has the meaning set forth in Section 2.01(o).

“Retention Amount” means $6,150,000.

“Schedule” has the meaning set forth in Article III.

“Seller” means Thaihot Investment Co., LTD.

“Seller Group Fundamental Representations” means the representations and warranties of the Company, Seller and Holdings set forth in Sections 3.05 (Capitalization), 4.06 (Title to Shares), 4.08 (No Other Agreements to Purchase), 5.06(b) (Other Matters) and 5.07 (No Other Agreements to Purchase).

“Seller Indemnified Party” has the meaning set forth in Section 9.03.

“Seller Pre-Closing Communications” has the meaning set forth in Section 13.18.

“Seller Expenses” means, with respect to the Company and its Subsidiaries, the Seller or their respective Affiliates, and any Joint Venture Entities (to the extent applicable), without duplication and to the extent unpaid at the Measurement Time, the aggregate amount of any fees and expenses payable by the Company or any Subsidiary, the Seller or their respective Affiliates or any Joint Venture Entities, arising from, incurred in connection with or triggered by or incidental to this Agreement and the transaction contemplated hereby, including, without limitation (i) all unpaid fees and expenses of attorneys, investment bankers, accountants and other professional advisors, including, without limitation, the fees and expenses of which, in each case, have been incurred or otherwise payable by the Company or its Subsidiaries or any Joint Venture Entities in connection with the preparation, execution and consummation of this Agreement,

(ii) any sale, change of control or similar bonuses payable to any current or former employees of the Company or its Subsidiaries or any Joint Venture Entities solely as a result of the consummation of the transactions contemplated by this Agreement, including any payment associated with unexercised stock appreciation rights and any retention or similar bonuses or payments, (iii) the employer portion of employment, social security, or payroll Taxes payable by Holdings or its Subsidiaries or the Company or its Subsidiaries or any Joint Venture Entities in connection with any payments described in clause (ii) above, (iv) all obligations with respect to unpaid long-term incentive obligations, stock based compensation arrangements and unpaid severance payable by the Company or its Subsidiaries or any Joint Venture Entities, (v) all brokers and finders fees incurred or otherwise payable by the Company or its Subsidiaries or any Joint Venture Entities in connection with the transactions contemplated by this Agreement, and (vi) any pre-Closing restructuring costs, fees, expenses and Taxes; provided, however, that “Seller Expenses” shall not include any amounts reflected in Company Indebtedness or Net Working Capital.

“Shares” means the all of the outstanding shares of Common Stock, par value $0.01 per share, of Holdings.

“Stimulus Funds” has the meaning set forth in Section 3.25(a).

“Straddle Period” means a taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which a majority of the total voting power of securities entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof, or is otherwise controlled by such Person. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Successful Security Incident” means the successful unauthorized access, use, disclosure, modification or destruction of Personal Information or material interference with system operations in an information system.

“Survival Period Termination Date” has the meaning set forth in Section 9.01(a).

“Tahoe-Akumin Letter Agreement” means that certain Letter Agreement to be entered into at the Closing between Purchaser Parent and Seller in substantially the form attached hereto as Exhibit D.

“Target Working Capital” means [Redacted—competitively sensitive information]

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, escheat or unclaimed property, natural resources, severance, stamp, occupation, premium, windfall profit, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding tax, or other tax of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing, whether disputed or not.

“Tax Contest” has the meaning set forth in Section 11.01(c).

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information or amendment thereof) filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Termination Fee Event” has the meaning set forth in Section 10.03(a).

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Authority, against an Indemnified Party which entitles the Indemnified Party to make a claim for indemnification under this Agreement.

“Third Party Payors” means all Federal Health Care Programs and all other state or local governmental insurance programs and private, non-governmental insurance and managed care programs.

“Transaction Tax Deductions” means any income Tax deductions (or credits) attributable to, without duplication, (a) any fees and expenses (including any “breakage” fees or accelerated deferred financing fees) incurred by any Purchased Company with respect to the payment of Indebtedness in connection with the transactions contemplated by this Agreement, or (b) the amount of any Seller’s Expenses or the amount of any payment to satisfy any obligation on or prior to the Closing Date that would be treated as Seller’s Expenses or Company Indebtedness if such payment was made on or after the Closing; provided, that, Purchaser shall be assumed to cause (and shall cause) the Purchased Company to make an election under Revenue Procedure 2011-29, 2011-18 IRB (and analogous state or local Tax procedure) to treat 70% of any success-based fees that were paid by or on behalf of the Purchased Company as an amount that did not facilitate the transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning set forth in Section 11.01(a).

“Union” has the meaning set forth in Section 3.22(b).

“Warrant Repurchase” has the meaning set forth in the recitals of this Agreement.

“Warrant Repurchase Amount” has the meaning set forth in the recitals of this Agreement.

“Warrants” has the meaning set forth in the recitals of this Agreement.

“Wholly-Owned Subsidiary” means, with respect to any Person, any entity of which all of the equity interests and total voting power of securities entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time directly or indirectly owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof.

12.02 Other Definitional Provisions.

(a) Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b) Successor Laws. Any reference to any particular Code section or any other Law or regulation will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

ARTICLE XIII

MISCELLANEOUS

13.01 Press Releases and Communications. No press release, public statement or announcement or other public disclosure (a “Public Statement”) related to this Agreement or the transactions contemplated herein, may be made prior to the Closing except with the prior written consent and joint approval of the Seller and the Purchaser or if required by Law or a Governmental Authority. Where the Public Statement is required by Law or a Governmental Authority, the party required to make the Public Statement will use its commercially reasonable efforts to obtain the approval of the other party as to the form, nature and extent of the disclosure. After the Closing, any Public Statement by the Seller may be made only with the prior written consent and approval of the Purchaser, unless the Public Statement is required by Law or a Governmental Authority, in which case the Seller shall use their commercially reasonable efforts to obtain the approval of the Purchaser as to the form, nature and extent of the disclosure.

13.02 Expenses. Except as otherwise expressly provided herein, the Seller, on the one hand, and Purchaser, on the other hand, shall pay all of their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated by this Agreement.

13.03 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered; (ii) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service; (iii) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid; or (iv) when transmitted via electronic mail to the e-mail addresses set out below. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Purchaser (and, after the Closing, the Company and Holdings):

8300 W Sunrise Blvd. Plantation FL 33322 United States

Attention:       Riadh Zine / Matt Cameron

Telephone:     [Redacted—personal information]

Email:             [Redacted—personal information]

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario, Canada

M5L 1B9

Attention:       Dee Rajpal

Telephone:     (416) 869-5576

Email:             drajpal@stikeman.com

and

McDermott Will & Emery LLP

333 SE 2nd Avenue

Suite 4500

Miami, Florida 33131-2184

Attention:        Adam Rogers

Telephone:     (305) 329-4455

Email:             ajrogers@mwe.com

Notices to the Seller (and, prior to Closing, the Company and Holdings):

18201 Von Karman Avenue, #600

Irvine, CA 92612

Attention:       Rhonda Longmore-Grund

Telephone:    [Redacted—personal information]

Email:            [Redacted—personal information]

with a copy to:

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, California 94111

Attention:       Howard Glazer

Telephone:     (415) 315-2347

Email:             howard.glazer@ropesgray.com

13.04 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by either Purchaser, on the one hand, and the Company or Seller, on the other hand, without the prior written consent of the other party.

13.05 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

13.06 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. English shall be the governing language of this Agreement. The word “including” shall mean “including, without limitation”. The term “ordinary course of business” shall be deemed to mean “ordinary course of business consistent with past practice”; provided, that any action taken, or omitted to be taken, in good faith and any adjustments and modifications thereto taken in response to or as a result of COVID-19 or any COVID-19 Action shall be deemed to be in the “ordinary course of business”.

13.07 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including, without limitation, whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of law or breach of contract).

13.08 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules or Exhibits hereto may be amended or waived only in a writing signed by Purchaser and Seller. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default. Notwithstanding anything to the contrary in this Section 13.08, no amendment or waiver with respect to any provision of this Agreement with respect to which the Financing Sources are expressly made third-party beneficiaries pursuant to Section 13.10 that is materially adverse to the Financing Sources (in their capacities as such) shall be permitted without the prior written consent of the Financing Sources that are party to the Commitment Documents.

13.09 Complete Agreement. This Agreement and the documents referred to herein (including the Restrictive Covenant Agreements, the Tahoe-Akumin Letter Agreement and the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

13.10 Third-Party Beneficiaries. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement; provided, however, the Financing Sources shall be intended third party beneficiaries of, and may enforce, Section 13.08, this Section 13.10, Section 13.11, Section 13.14, and Section 13.15.

13.11 Waiver of Trial by Jury. THE PARTIES HERETO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITHOUT LIMITATION THE FINANCING, THE COMMITMENT DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED THEREBY), REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.

13.12 Specific Performance. Each of the parties hereto acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any party, money damages may be inadequate and the non- breaching party may have no adequate remedy at law. Accordingly, the parties agree that such non- breaching party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

13.13 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

13.14 Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that all actions (at law or in equity, in contract, tort or otherwise) against any of the Financing Sources in any way relating to this Agreement or the transactions contemplated hereby, the Financing or the Commitment Documents or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York without giving effect to principles of conflicts of laws (other than as expressly set forth in the Commitment Documents).

13.15 Consent to Jurisdiction.

(a) SUBJECT TO THE PROVISIONS OF SECTION 1.05 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION, OR PROCEEDING BROUGHT BY ANY PARTY IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER SHALL PROPERLY AND EXCLUSIVELY LIE IN ANY FEDERAL OR STATE COURT LOCATED IN DELAWARE. EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION, OR PROCEEDING IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER IN ANY OTHER COURT. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO ANY SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

(b) Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that it will not bring or support any Person in any action, claim, suit or proceedings of any kind or description, whether in law or equity, contract, tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or the Financing, including, but not limited to, any dispute arising out of or relating in any way to the Commitment Documents or the performance thereof or the financings contemplated thereby, in any forum other than the (a) state courts of the State of New York located in New York County and (b) the United States District Court for the Southern District of the State of New York, or any appellate court of the foregoing, and that each party submits to the jurisdiction of such courts.

13.16 Prevailing Party. If there shall occur any dispute or proceeding between the parties relating to this Agreement or the transactions contemplated hereby, the non-prevailing party shall pay all reasonable costs and fees (including reasonable attorneys’ fees and expenses) of the prevailing party.

13.17 Mutual Release. Effective upon the Closing, Purchaser, Holdings and the Company, on the one hand, and Seller, on the other hand, on behalf of themselves, their Affiliates, and each of their former, present and future Subsidiaries, and each of their respective past, present or future general or limited partners, management companies, members, direct or indirect stockholders or equity holders or controlling Persons, or any successor or assign of any of the foregoing (each of the foregoing, a “Releasing Party”), hereby irrevocably and unconditionally releases and forever discharges each former, current or future direct or indirect stockholders or equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the other parties, and their Subsidiaries or any former, current or future direct or indirect stockholders or equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the foregoing (or a fiduciary of any employee benefit plan of Holdings or the Company or of any of their present or former Subsidiaries) (each of the foregoing, a “Released Party”) from any and all claims, rights, obligations, debts, liabilities, actions or causes of action of every kind and nature, whether foreseen or unforeseen, contingent or actual, and whether now known or hereafter discovered, which any of the Releasing Parties had, now has or may in the future have, at law or in equity, against any Released Party in any way, in each case in respect of any cause, matter or thing relating to Holdings, the Company or its Subsidiaries or the operation of the business, operations or properties of the Company and its Subsidiaries or any actions taken or failed to be taken by any of the Released Parties in any capacity related to Holdings, the Company and its Subsidiaries or the operation of the business, operations or properties of the Company and its Subsidiaries, in each case, occurring or arising on or prior to the Closing (each, a “Released Claim”); provided, however, that the Releasing Parties expressly do not release their rights and interests (a) arising under or relating to this Agreement or any agreement ancillary hereto, or (b) with respect to any claim of, or liability to, Holdings, the Company or any Subsidiary (or any successor thereof) against any Released Party to the extent resulting from the Released Party’s status as an employee of Holdings, the Company or any of its Subsidiaries. Each of the parties hereto covenants and agrees that it will honor such release and will not take any action inconsistent therewith (including commencing any action with respect to, or directly or indirectly transferring to another Person, any Released Claim). This Section 13.17 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Released Parties and shall be binding on all successors and permitted assigns of the Released Parties. This is a full and final release, and each Releasing Party expressly waives any right under California Civil Code section 1542, which provides: A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

13.18 Attorney-Client Privilege and Waiver of Conflicts. Purchaser hereby waives and agrees to not assert, and agrees to cause the Purchased Companies to waive and not assert, any actual or potential conflict of interest arising out of or relating to the representation, after the Closing Date, of Seller in any dispute with Purchaser or the Purchased Companies or any other matter involving the transactions contemplated herein (each, a “Post-Closing Representation”), by Ropes & Gray LLP, or any other internal or external legal counsel currently representing the Purchased Companies (each, a “Prior Company Counsel”) in connection with the transactions contemplated herein (“Pre-Closing Representation”). Purchaser further waives and agrees to not assert, and agrees to cause the Purchased Companies to waive and not assert, in connection with any Post-Closing Representation, any attorney-client privilege with respect to any communication between any Prior Company Counsel and Seller, the Purchased Companies and/or any officer, employee or manager of the Purchased Companies that relates to the Pre-Closing Representation (it being the intention of the parties hereto that all rights to such attorney-client privilege, including the right to control such attorney-client privilege, shall be held by Seller). Recognizing that Prior Company Counsel has acted as legal counsel to the Purchased Companies and certain of their respective Affiliates prior to date hereof, and that Prior Company Counsel may act as legal counsel to Seller and their Affiliates (which will no longer include the Purchased Companies) after the Closing, Purchaser and the Company hereby waive, on their own behalf and agrees to cause their Affiliates and the Subsidiaries to waive, any conflicts that may arise in connection with Prior Company Counsel representing Seller or its Affiliates after the Closing as such representation may relate to Purchaser, the Purchased Companies or the transaction contemplated herein. In addition, all communications between Seller, the Purchased Companies and their respective Affiliates, on the one hand, and Prior Company Counsel, on the other hand, related to the sale of the Shares shall be deemed to be attorney-client confidences that belong solely to Seller and its Affiliates (and not the Purchased Companies) (the “Seller Pre-Closing Communications”). Accordingly, the Purchased Companies shall not have access to any such Seller Pre-Closing Communications or to the files of Prior Company Counsel relating to such engagement from and after the Closing, and all books, records and other materials of the Purchased Companies in any medium (including electronic copies) containing or reflecting any of Seller Pre-Closing Communications or the work product of legal counsel with respect thereto, including any related summaries, drafts or analyses, and all rights with respect to any of the foregoing, are hereby assigned and transferred to Seller effective as of the Closing. Such material and information shall be excluded from the transfer contemplated by this Agreement and shall be distributed to Seller immediately prior to Closing with no copies thereof retained by the Company, Purchaser or any of their respective Subsidiaries or representatives. From and after the Closing, Purchaser and the Purchased Companies shall maintain the confidentiality of all such material and information. From and after the Closing, none of Purchaser, the Company and their respective Subsidiaries, Affiliates and representatives shall access or in any way, directly or indirectly, use or rely upon any such materials or information. To the extent that any such materials or information are not delivered to Seller, they will be held for the benefit of Seller, and the Purchaser, the Company and their respective Subsidiaries will deliver all such material and information to Seller promptly upon discovery thereof, without retaining copies thereof. Without limiting the generality of the foregoing, from and after the Closing, (a) Seller and its Affiliates (and not the Purchased Companies) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Purchased Companies shall be a holder thereof, (b) to the extent that files of Prior Company Counsel in respect of such engagement constitute property of the client, only Seller and its Affiliate (and not the Purchased Companies) shall hold such property rights and (c) Prior Company Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Purchased Companies by reason of any attorney-client relationship between Prior Company Counsel and the Purchased Companies or otherwise. Each of Purchaser and the Company hereby acknowledges and confirms that it has had the opportunity to review and obtain adequate information regarding the significance and risks of the waivers and other terms and conditions of this Section 13.18, including the opportunity to discuss with counsel such matters and reasonable alternatives to such terms. This Section

13.18 is for the benefit of Seller and each Prior Company Counsel, and Seller and each Prior Company Counsel are intended third party beneficiaries of this Section 13.18. This Section 13.18 shall be irrevocable, and no term of this Section 13.18 may be amended, waived or modified, without the prior written consent of Seller and the Prior Company Counsel affected thereby. The covenants and obligations set forth in this Section 13.18 shall survive for ten years following the Closing Date.

13.19 Payments Under this Agreement. Each party agrees that all amounts required to be paid hereunder shall be paid in United States currency and, except as otherwise expressly set forth in this Agreement, without discount, rebate, reduction or withholding and not subject counterclaim or offset, on the dates required hereby (with time being of the essence).

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement as of the day and year first above written.

COMPANY:

ALLIANCE HEALTHCARE SERVICES INC.

By:	(signed) “Rhonda Longmore-Grund”
Name:	Rhonda Longmore-Grund
Its:	President & Chief Executive Officer

Signature Page – Share Purchase Agreement

HOLDINGS:

THAIHOT INVESTMENT COMPANY US LIMITED

By:	(signed) “Qisen Huang”
Name:	Qisen Huang
Its:	Director

SELLER:

THAIHOT INVESTMENT CO., LTD

By:	(signed) “Qisen Huang”
Name: Qisen Huang
Its:	Director

Signature Page – Share Purchase Agreement

PURCHASER:

AKUMIN CORP.

By:	(signed) “Riadh Zine”
Name: Riadh Zine-El-Abidine
Its: President and Chief Executive Officer

Signature Page – Share Purchase Agreement

EXHIBIT A-1

See attached.

A-1

CLOSING CERTIFICATE

[•], 2021

This Closing Certificate is delivered by Alliance HealthCare Services, Inc. (the “Company”) pursuant to Section 2.01(g)(i) of that certain Share Purchase Agreement, dated as of June [•], 2021 (the “Agreement”) made by and among the Company, Thaihot Investment Co., Ltd, Thaihot Investment Company US Limited, and Akumin Corp. Capitalized terms not defined herein shall have the meanings assigned to them in the Agreement.

The undersigned, being a duly qualified and acting officer of the Company, does hereby certify, on behalf of the Company in his capacity as an authorized officer of the Company (and not in any individual capacity), as follows:

1.	The conditions set forth in Sections 2.01(a) and 2.01(e) of the Agreement have been satisfied as of the Bringdown Date.

2.	The conditions set forth in Section 2.01(b) of the Agreement have been satisfied as of the date hereof.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Closing Certificate as of date first above written.

ALLIANCE HEALTHCARE SERVICES INC.

By:
Name:
Title:

[Signature Page to Company Closing Certificate]

EXHIBIT A-2

See attached.

A-2

CLOSING CERTIFICATE

[•], 2021

This Closing Certificate is delivered by Thaihot Investment Co., LTD (the “Seller”) pursuant to Section 2.01(g)(ii) of that certain Share Purchase Agreement, dated as of June [•], 2021 (the “Agreement”) made by and among the Seller, Alliance HealthCare Services Inc., Thaihot Investment Company US Limited, and Akumin Corp. Capitalized terms not defined herein shall have the meanings assigned to them in the Agreement.

The undersigned, being a duly qualified and acting officer of the Seller, does hereby certify, on behalf of the Seller in his capacity as an authorized officer of the Seller (and not in any individual capacity), as follows:

1. The conditions set forth in Sections 2.01(a) and 2.01(e) of the Agreement have been satisfied as of the Bringdown Date.

2. The conditions set forth in Section 2.01(b) of the Agreement have been satisfied as of the date hereof.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Closing Certificate as of date first above written.

THAIHOT INVESTMENT CO., LTD

By:
Name:
Title:

[Signature Page to Seller Closing Certificate]

EXHIBIT B

See attached.

B-1

CLOSING CERTIFICATE

[•], 2021

This Closing Certificate is delivered by Akumin Corp. (the “Purchaser”) pursuant to Section 2.02(f) of that certain Share Purchase Agreement, dated as of June [•], 2021 (the “Agreement”) made by and among Alliance HealthCare Services Inc., Thaihot Investment Co., Ltd, Thaihot Investment Company US Limited, and the Purchaser. Capitalized terms not defined herein shall have the meanings assigned to them in the Agreement.

The undersigned, being a duly qualified and acting officer of the Purchaser, does hereby certify, on behalf of the Purchaser in his capacity as an authorized officer of the Purchaser (and not in any individual capacity), as follows:

1. The conditions set forth in Sections 2.02(a) of the Agreement have been satisfied as of the Bringdown Date.

2. The conditions set forth in Sections 2.02(b) of the Agreement have been satisfied as of the date hereof.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Closing Certificate as of date first above written.

AKUMIN CORP.

By:
Name:
Title:

[Signature Page to Purchaser Closing Certificate]

EXHIBIT C

Statement of Accounting Principles

[Redacted—competitively sensitive information]

C -1

EXHIBIT D

See attached.

D- 1

THAIHOT INVESTMENT CO., LTD

Letter Agreement

[•], 2021

Akumin Inc.

8300 W Sunrise Blvd.

Plantation FL 33322

United States

Ladies and Gentlemen:

Reference is made to that certain share purchase agreement, dated June 25, 2021 (the “Purchase Agreement”), between Thaihot Investment Co., Ltd., (the “Seller”), Akumin Corp. (the Purchaser”) and the other parties thereto, pursuant to which the Purchaser will acquire all of the issued and outstanding shares of Thaihot Investment Company US Limited, which owns 100% of the issued and outstanding equity interests of Alliance HealthCare Services, Inc. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Purchase Agreement.

Seller Nominee Right

In connection with the transactions contemplated by the Purchase Agreement, Akumin Inc., the sole stockholder of the Purchaser (“Purchaser Parent”), and the Seller hereby agree that, effective as of the Closing and for so long as the Seller owns at least 50% of the Closing Share Consideration, the Seller shall have the right to nominate one (1) board member to the board of directors of Purchaser Parent (the “Purchaser Parent Board”) at any time an individual nominated by the Seller (a “Seller Nominee”) is not serving on the Purchaser Parent Board or if the term of the current Seller Nominee that is serving on the Purchaser Parent Board is set to expire; provided, that each Seller Nominee shall meet the requirements specified herein and be reasonably acceptable to the Governance Committee of Purchaser Parent (the “Governance Committee”). Purchaser Parent shall, as promptly as practicable, take all steps, execute all such documents and do all such acts and things necessary to have the Seller Nominee serve as a member of the Board of Directors of Purchaser Parent, provided such person is eligible to serve on the Board of Directors of Purchaser Parent. Without limiting the generality of the foregoing, Purchaser Parent shall: (i) cause the Seller Nominee to be included in the management slate of nominees for election to the Board of Directors of Purchaser Parent at every meeting of shareholders of Purchaser Parent called for that purpose and at every adjournment or postponement thereof; (ii) support the Seller Nominee for election and recommend to Purchaser Parent’ shareholders that the shareholders vote in favor of the Seller Nominee at every meeting of shareholders of Purchaser Parent called for that purpose and at every adjournment or postponement thereof; and (iii) cause all proxies received by Purchaser Parent to be voted in the manner specified by such proxies and if no specification is given, to vote such proxy in favor of the Seller Nominee as a director of Purchaser Parent.

Board Nominee Qualification Requirements

The parties agree that the initial Seller Nominee shall be [ ] and that such nominee shall be appointed as director of Purchaser Parent as of the date hereof in accordance with and pursuant to subsection 125(3) of the Business Corporations Act (Ontario).

The Seller Nominee shall (i) be qualified to serve as a director under Purchaser Parent’s articles and by-laws and under the Business Corporations Act (Ontario); (ii) comply with all the Purchaser Parent’s director qualification standards in Purchaser Parent’s Corporate Governance Guidelines and Corporate Code of Conduct, each as generally applicable to the Purchaser Parent Board members as in effect from time to time; and (iii) agree in writing to comply with his/her fiduciary duties to Purchaser Parent and its stockholders.

Subsequently, prior to the Governance Committee and the Purchaser Parent Board considering whether the Seller Nominee meets the foregoing requirements and is reasonably acceptable: (i) the Seller Nominee must complete a form of director and officer questionnaire and furnish any additional information as Purchaser Parent may reasonably request in connection with the preparation of its filings under applicable law, including the Exchange Act, and exchange requirements; and (ii) Purchaser Parent shall complete or have completed promptly (A) a customary background check with respect to the Seller Nominee and (B) any other reasonable and bona fide procedures that are typically required for director nominees (e.g., interviews); provided, that such procedures do not unreasonably delay the effectiveness of such nomination. If the Governance Committee or the Purchaser Parent Board determines in good faith, that Seller Nominee does not meet the requirements specified herein, Purchaser Parent shall promptly notify Seller of the occurrence of such event and permit the Seller to provide an alternate Seller Nominee sufficiently in advance of the applicable election of directors of Purchaser Parent.

Seller Observer Right

At any time that the Seller owns at least 50% of the Closing Share Consideration and a Seller Nominee is not serving on the Purchaser Parent Board, the Seller shall have the right to appoint to the Purchaser Parent Board an observer reasonably acceptable to the Governance Committee of Purchaser Parent (the “Board Observer”) who shall have the right to attend and participate in all meetings of the Purchaser Parent Board and any committees or sub-committees of the Purchaser Parent Board in a non-voting capacity, provided that (i) if the Board Observer does not, upon the request of Purchaser Parent, before attending any meetings of the Board, execute and deliver to Purchaser Parent a confidentiality agreement reasonably acceptable to Purchaser Parent, the Board Observer may be excluded from access to any material or meeting or portion thereof if the Board determines in good faith that such exclusion is reasonably necessary to protect confidential proprietary information of Purchaser Parent or confidential proprietary information of third parties that Purchaser Parent is required to hold in confidence, or for other similar reasons; (ii) the Board Observer may be excluded from access to any material or meeting or portion thereof if the Purchaser Parent Board determines in good faith, based upon the written advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege; (iii) any committee of the Purchaser Parent Board may exclude the Board Observer from attending any meeting of such committee in its discretion; and (iv) nothing herein shall prohibit the Purchaser Parent Board or any committee of the Purchaser Parent Board from taking

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any action proposed to be taken at any meeting of the Purchaser Parent Board or committee or by written consent. The Seller agrees, and the Seller will cause any Board Observer to agree, to hold in confidence with respect to all information so provided and not use or disclose any confidential information provided to or learned by it in connection with its rights herein other than for purposes reasonably related to its interest as a shareholder of Purchaser Parent, and not to the detriment of, Purchaser Parent. The confidentiality provisions hereof will survive any termination of such rights. The Seller shall cause the Board Observer to agree to, and shall be responsible for the Board Observer’s failure to, hold in confidence and trust and to act in a fiduciary manner with respect to all information provided to such Board Observer pursuant hereto. This Letter Agreement supersedes all prior or contemporaneous written or oral agreements, understandings and negotiations with respect to the subject matter hereof.

In the event any one or more of the provisions contained in this Letter Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Miscellaneous

Purchaser Parent shall pay the reasonable, documented out-of-pocket expenses incurred by the Seller Nominee or Board Observer in connection with his or her services provided to or on behalf of Purchaser Parent, including attending meetings (including committee meetings) or events attended on behalf of Purchaser Parent at Purchaser Parent’ request.

Purchaser Parent shall with respect to the Seller Nominee (i) purchase directors’ and officers’ liability insurance in an amount determined by the Purchaser Parent Board to be reasonable and customary and (ii) maintain such coverage for so long as a Seller Nominee nominated pursuant to the terms of this letter agreement serves as a member of the Board.

For so long as any Seller Nominee serves as a member of the Board, Purchaser Parent shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Seller Nominee nominated pursuant to this Agreement as and to the extent consistent with applicable law, including but not limited to any provisions of Purchaser Parent’ constituting documents (except to the extent such amendment or alteration permits Purchaser Parent to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto).

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by, and construed in accordance with the laws of, the Province of Ontario without regard to its choice of law provisions.

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This Letter Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

No amendment or waiver of any provision of this Letter Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto. The failure of any party to enforce any of the provisions of this Letter Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Letter Agreement in accordance with its terms. No party may assign this Letter Agreement or any of its rights or obligations hereunder and any assignment hereof will be null and void. Except as explicitly set forth herein, nothing contained in this Letter Agreement shall confer or is intended to confer on any third party or entity that is not a party to this Letter Agreement any rights under this Letter Agreement.

[Signature Pages Follow]

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If the foregoing is in accordance with your understanding, please indicate your acceptance of this Letter Agreement by signing in the space provided below.

Very truly yours,

THAIHOT INVESTMENT CO., LTD.

By:
Name:
Title:

[Signature Page to Letter Agreement]

Confirmed and accepted:

AKUMIN INC.

By:
Name:
Title:

[Signature Page to Letter Agreement]

EXHIBIT E

See attached.

E-1

WARRANT REPURCHASE OPTION DESIGNATION AGREEMENT

This Warrant Repurchase Option Designation Agreement (this “Agreement”) is made and entered into as of [ ], 2021 (the “Effective Date”), among Tahoe Healthcare Management Limited (“Tahoe”) and THAIHOT Investment Company US Limited (the “Company”).

WHEREAS, the Company issued certain warrants to purchase Common Stock of the Company (the “1L Warrants”) on October 13, 2020, to the “Lenders” (the “1L Lenders”) party to that certain First Lien Credit Agreement, dated as of October 24, 2017, by and between the Company, the 1L Lenders, Alliance Healthcare Services, Inc. and JPMorgan Chase Bank, N.A., as the “Administrative Agent”, as amended;

WHEREAS, the Company issued certain warrants to purchase Common Stock of the Company (the “2L Warrants”) on October 13, 2020, to the “Lenders” (the “2L Lenders”) party to that certain Second Lien Credit Agreement, dated as of October 24, 2017, by and between the Company, the 2L Lenders, Alliance Healthcare Services, Inc. and Wilmington Trust, National Association, as the “Administrative Agent” thereunder, as amended;

WHEREAS, pursuant to Section 10 of each of the 1L Warrants, Tahoe was granted an exclusive and irrevocable option (collectively, the “1L Warrant Repurchase Option”) to purchase, on or prior to November 15, 2021, such 1L Warrant or any shares issued upon exercise of such 1L Warrant, in each case at a price per share for each share issuable or issued upon exercise of such 1L Warrant determined by dividing (1) $11,200,000 by (2) the aggregate number of shares issuable that are then issued or, upon exercise, issuable under the 1L Warrants;

WHEREAS, pursuant to Section 10 of each of the 2L Warrants, Tahoe was granted an exclusive and irrevocable option (collectively, the “2L Warrant Repurchase Option”) to purchase, on or prior to November 15, 2021, such 2L Warrant or any shares issued upon exercise of such 2L Warrant, in each case at a price per share for each share issuable or issued upon exercise of such 2L Warrant determined by dividing (1) $13,800,000 by (2) the aggregate number of shares issuable that are then issued or, upon exercise, issuable under the 2L Warrants;

WHEREAS, the Company is party to that certain Share Purchase Agreement by and among Akumin Corp., Alliance HealthCare Services Inc., the Company and Thaihot Investment Co., LTD, dated as of June [ ], 2021 (as amended, restated or otherwise modified, the “Share Purchase Agreement”)

WHEREAS, pursuant to Section 10 of each the 1L and 2L Warrants, Tahoe was granted the right to designate a third-party nominee, including the Company, and to convey to such third-party nominee Tahoe’s right to exercise the 1L Warrant Repurchase Option and 2L Warrant Repurchase Option; and

WHEREAS, Tahoe desires to designate the Company as its nominee and convey to the Company the right to exercise the 1L Warrant Repurchase Option and the 2L Warrant Repurchase Option.

NOW, THEREFORE, in consideration of the obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

1.	Designation

1.1. Subject to the terms and conditions hereof, and effective upon the Closing (as defined in the Share Purchase Agreement), Tahoe hereby irrevocably designates the Company as (a) its nominee to exercise the 1L Warrant Repurchase Option pursuant to Section 10 of each 1L Warrant and (b) its nominee to exercise the 2L Warrant Repurchase Option pursuant to Section 10 of each 2L Warrant (the “Designation”); it being understood that this Agreement shall be of no force or effect unless and until the Closing occurs under the Share Purchase Agreement (and this Agreement shall immediately terminate upon termination of the Share Purchase Agreement).

1.2. Subsequent to such Designation, Tahoe and the Company hereby agree and acknowledge that (a) the Company shall have the sole right to exercise the 1L Warrant Repurchase Option and 2L Warrant Repurchase Option, (b) that Tahoe shall have no further rights with respect to the 1L Warrant Repurchase Option and 2L Warrant Repurchase Option and (c) subsequent to such Designation, as provided in the Share Purchase Agreement, the Company shall exercise the 1L Warrant Repurchase Option and 2L Warrant Repurchase Option.

2.	Governing Law. This Agreement shall be governed by and construed according to the laws of the State of Delaware.

3.

Entire Agreement: Amendment. This Agreement and the Loan Agreement represent the entire agreement among the parties with respect to the subject matter hereof, and supersede any other prior agreement or understanding among them, oral or written, with respect to the matters addressed herein, all of which are canceled. This Agreement may be amended only in a writing signed by all of the parties hereto.

4.

Waiver. A party’s failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision or prevent that party thereafter from enforcing each and every other provision of this Agreement. The rights granted the parties herein are cumulative and shall not constitute a waiver of any party’s right to assert all other legal remedies available to it under the circumstances.

5.

Further Documents. The parties agree upon the reasonable request of the other party to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

6.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument.

[Signature pages follow.]

IN WITNESS WHEREOF, the Company and Tahoe have executed this Agreement as of the date first written above.

COMPANY

THAIHOT INVESTMENT COMPANY US LIMITED

By:
Name:
Title:

TAHOE

TAHOE HEALTHCARE MANAGEMENT LIMITED

By:
Name:
Title:

[Signature page to Warrant Repurchase Nomination Agreement]

FORM OF

WARRANT LETTER OF TRANSMITTAL

EXCHANGE FOR CASH OF THE WARRANTS OR WARRANT SHARES OF

THAIHOT INVESTMENT COMPANY US LIMITED

All holders must complete Boxes A and B, and must provide an IRS Form W-9 or W-8 to avoid backup withholding on payments.

Reference is made to (i) those certain warrants to purchase Common Stock of the Company (the “1L Warrants”) issued by the Company on October 13, 2020, to the “Lenders” (the “1L Lenders”) party to that certain First Lien Credit Agreement, dated as of October 24, 2017, by and between the Company, the 1L Lenders, Alliance Healthcare Services, Inc. and JPMorgan Chase Bank, N.A., as the “Administrative Agent” and (ii) those certain warrants to purchase Common Stock of the Company (the “2L Warrants”, and together with the 1L Warrants, the “Warrants”) issued by the Company on October 13, 2020, to the “Lenders” (the “2L Lenders”) party to that certain Second Lien Credit Agreement, dated as of October 24, 2017, by and between the Company, the 2L Lenders, Alliance Healthcare Services, Inc. and Wilmington Trust, National Association, as the “Administrative Agent” thereunder. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Warrants.

Pursuant to the terms of Section 10 of each Warrant and this Warrant Letter of Transmittal (the “Warrant Letter of Transmittal”), the Company, as the nominee of Tahoe Healthcare Management Limited, hereby exercises its option to repurchase each Warrant that is outstanding and unexercised or Warrant Share issued upon the exercise of each Warrant as of [ , 2021] (the “Effective Date”) and, accordingly, each Warrant or Warrant Share is hereby cancelled and converted into the right to receive a cash payment equal to the amount set forth in Section 10 of such Warrant (the “Repurchase”). Pursuant to the terms of each Warrant you hold and subject to your compliance with the terms of this Warrant Letter of Transmittal, you will receive the payment in an amount determined in accordance with Section 10 of such Warrant after the Effective Date.

In order to receive the repurchase payment to be determined in accordance with Section 10 of your Warrants, execute and deliver this Warrant Letter of Transmittal.

BOX A – Signature of Holder	BOX B – Warrants or Warrant Shares The total amount of Warrants or Warrant Shares represented by this Agreement is listed in this “Box B.”
(Must be signed by all registered holders; include legal capacity if signing on behalf of an entity)	1L Warrants or Warrant Shares
2L Warrants or Warrant Shares
Signature
Telephone Number

BOX C – New Registration Instructions	BOX D – One Time Delivery Instructions

To be completed ONLY if the check is to be issued in the name(s) of someone other than the registered holder(s) in Box E. ISSUE TO:	To be completed ONLY if the check is to delivered to an address other than that listed in Box E. MAIL TO:

Name	Name

Street Address	Street Address

City, State and Zip Code	City, State and Zip Code

☐ Please remember to complete and sign the enclosed IRS Form W-9, the enclosed IRS Form W-8BEN or other IRS Form W-8.

BOX E – Name and Address of Registered Holder(s)	BOX F – Medallion Guarantee

☐ indicates perman Please make any address corrections below ent address change	If you have completed Box C, your signature must be Medallion Guaranteed by an eligible financial institution.

[PAYMENT AGENT TO PRINT NAME AND ADDRESS OF REGISTERED HOLDER]	Note: A notarization by a notary public is not acceptable

BOX G – Optional Bank Wire Instructions

NOTE: This wire request is optional. If the name on the bank account does not match the registration or does not include all registered holders, a medallion guarantee is required in Box F. If you complete Box G and any of the information is incomplete, illegible or otherwise deficient, you will receive a check for your proceeds. In connection to the above referenced merger, please wire the entitled funds as follows:

ABA Routing Number

Bank Name

Bank Address

Name on Bank Account

Account Number (DDA)

SWIFT / IBAN (if applicable)

For Further Credit Acct #

For Further Credit Acct Name

By completion of Box G, the registered warrantholder hereby agrees that the above wire instructions are true and correct and by endorsing this Letter of Transmittal the person authorized to act on behalf of this account is directing [ ] to make payment of the consideration represented by this Letter of Transmittal to the bank account listed above.

I.	REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGEMENTS

(Forming a part of the terms and conditions of the transaction)

(A) The Holder represents and warrants to the Company that:

(i) it holds the number of Warrants or Warrant Shares indicated in Box B of this Warrant Letter of Transmittal (the “Scheduled Warrants”) and the Scheduled Warrants constitute all of the Warrants or Warrant Shares held by it;

(ii) it is the record and beneficial owner of the Scheduled Warrants free and clear of all Liens;

(iii) there are no voting trusts, irrevocable proxies or other Contracts or understandings to which the it is a party or is bound with respect the Scheduled Warrants;

its part;

(iv) this Warrant Letter of Transmittal has been duly authorized and approved by all necessary action on

(v) this Warrant Letter of Transmittal has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, and other similar Laws affecting the rights and remedies of creditors generally and general principles of equity;

(vi) neither the execution and the delivery of this Warrant Letter of Transmittal nor compliance with any of the provisions hereof will (a) violate any Law to which it is subject or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any person the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, permit, certificate, order, injunction, judgment, ruling or other arrangement to which it is a party or by which it is bound or to which any of its assets, including the Scheduled Warrants, are subject;

(vii) it does not own any Warrants or Warrant Shares other than the Scheduled Warrants and does not have other rights to purchase or otherwise receive shares of Common Stock of the Company; and

(viii) it has consulted, or had the opportunity to consult, with its legal counsel or other advisors with respect to, and fully understands the meaning and intent of, this Warrant Letter of Transmittal, including, but not limited to, the final and binding effect of this Warrant Letter of Transmittal, the surrender of the Scheduled Warrants and the acknowledgments, releases, waivers and appointments contained herein.

(B) The Holder understands, acknowledges and agrees that:

(i) (a) its surrender of the Scheduled Warrants will not be accepted until this Warrant Letter of Transmittal, duly completed and manually signed, together with the Scheduled Warrants have been delivered to and received by the Company and, until such time, it shall not be entitled to receive any payment with respect to the repurchase of its Scheduled Warrants (b) all questions as to validity, form and eligibility of any surrender of the Schedules Warrants will be determined by the Company, and (c) the Company reserves the right to reject incomplete or irregular presentations; any amounts required to be paid to the Holder pursuant to the Merger Agreement shall be paid in accordance with the terms of the Merger Agreement and in accordance with the Distribution Schedule, and the Parent and the Payment Agent shall be entitled to rely on the Distribution Schedule, for the purposes of making any such payments;

(ii) by execution and delivery of this Warrant Letter of Transmittal, all agreements by and between it and the Company relating in any manner to its equity interests in the Company shall be terminated effective as of the Effective Date and shall thereafter be of no further force or effect;

(iii) all authority conferred or agreed to be conferred in this Warrant Letter of Transmittal shall not be affected by, and shall survive, its death or incapacity and all of its obligations shall be binding upon its successors, assigns, heirs, executors, administrators and legal representatives;

(iv) the language of all parts of this Warrant Letter of Transmittal shall in all cases be construed as a whole, according to its fair meaning, and shall not be construed strictly for or against any particular person; and

(v) it hereby submits to the exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Warrant Letter of Transmittal and it agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts.

II. RELEASE

(Forming a part of the terms and conditions of the transaction)

(A) By execution and delivery of this Warrant Letter of Transmittal, the Holder:

(i) acknowledges and agrees that as of the Effective Date, it, on behalf of itself and its respective heirs, successors and assigns, irrevocably, absolutely and fully releases, remises, relieves, relinquishes, waives and forever discharges the Company and each of its officers, directors, employees, agents, Affiliates, direct and indirect equity holder, lenders, representatives, successors and assigns (collectively, the “Released Parties”), from any and all losses, damages, deficiencies, liabilities, assessments, fines, penalties, judgments, actions, claims, costs, disbursements, fees, expenses or settlements of any kind or nature, including legal, accounting and other professional fees and expenses (“Losses”) arising from any claim which it or its respective heirs, successors, and assigns does or may have against any of the Released Parties in respect of the Warrants or Warrant Shares, and arising out of actual or alleged events, actions or omissions occurring or alleged to have occurred at or prior to the Effective Date, specifically including the waiver or breach by the Company of any provision of any Warrant to which the Holder is a party, in each case to the fullest extent permitted by Law the right to receive compensation and benefits due but unpaid at the Effective Time; and

(ii) on behalf of itself and its respective heirs, successors and assigns, specifically waives the benefits of any statutory or common law of any state, which in effect provides that a general release does not extend to Losses which the releasor does not know or suspect to exist in its favor.

It is expressly understood and agreed that the releases contained in this Section II are intended to cover and do cover all known facts and/or Losses, as well as any further facts and/or Losses within the scope of such released Losses not known or anticipated, but which may later develop or be discovered, including all the effects and consequences thereof. The Holder, on behalf of itself and its respective successors and assigns, acknowledges that it may hereafter discover facts in addition to, or different from, those which it now believes to be true with respect to the subject matter of the Losses released in this Warrant Letter of Transmittal, but agrees that it has taken that possibility into account in executing and delivering this Warrant Letter of Transmittal, and that the releases given in this Warrant Letter of Transmittal shall be and remain in effect notwithstanding the discovery or existence of any such additional or different facts, as to which it expressly assumes the risk.

*****

THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT WILL BE TAXABLE TO THE SECURITYHOLDERS. THE COMPANY IS NOT GIVING ANY TAX ADVICE IN CONNECTION WITH THE REPURCHASE. SECURITYHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF SUCH TRANSACTIONS.

IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT REGULATIONS, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS WARRANT LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS DOCUMENT; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR OWN PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

THIS WARRANT LETTER OF TRANSMITTAL CONSTITUTES THE VALID AND BINDING AGREEMENT OF THE HOLDER ENFORCEABLE AGAINST THE HOLDER IN ACCORDANCE WITH ITS TERMS AND, ONCE SUBMITTED, IS IRREVOCABLE. IN THE EVENT THE MERGER AGREEMENT IS TERMINATED FOR ANY REASON IN ACCORDANCE WITH ITS TERMS, THIS WARRANT LETTER OF TRANSMITTAL SHALL AUTOMATICALLY BE NULL AND VOID.

EXHIBIT F

[Redacted—competitively sensitive information]

F-1